Con Edison 2003 Annual Report
INC

03

04025153

AR/S 1-14514

P.E. 12-31-03


conEd



NEW YORK
PENNSYLVANIA
NEW JERSEY
ISLAND

Con Edison Company of New York

[illegible] miles of underground distribution cables
[illegible] miles of overhead distribution lines
[illegible] miles of gas mains
[illegible] miles of steam pipes
[illegible] million electric customers
[illegible] million gas customers
[illegible] steam customers

Orange and Rockland Utilities

[illegible] miles of underground distribution lines
[illegible] miles of overhead distribution lines
[illegible] miles of gas mains
[illegible] electric customers
[illegible] gas customers

To Our Shareholders

03

Investing for Growth, Focusing on Core Business

2003 was a year of both challenge and accomplishment. We are proud of our achievements in continuing to provide service to customers at the highest levels of reliability. Although earnings declined somewhat, we maintained our strong balance sheet and solid credit ratings.

While many indicators point to an improving economy in 2004, it will be some time before New York recovers fully from the recent slowdown. Nevertheless, we must put in place the infrastructure necessary to support tomorrow's economic growth and to enhance our customers' quality of life.

As we do so, we will maintain our focus on operating excellence and long-range strategy. We will sustain the strong financial position that will enable us to make new capital investments. Preparing for the region's future energy needs will increase our costs. But our program of capital investment in the energy infrastructure will serve to maintain service reliability, build our equity base, and provide a source of future earnings growth.

Reliability Is Our Focus

We're proud to serve an area that includes the world's greatest city, where a reliable supply of energy is especially important. Like New York's bridges, tunnels, subways, expressways, telecommunications systems, and airports, Con Edison's facilities are a key component of the region's overall economic infrastructure. There is a deep and enduring link between the strength of our infrastructure and the prospects of our service area — between our own financial and operational health and that of the communities we serve. A robust economy generates greater demand for electricity and power, which boosts our business. But a healthy economy can't function and thrive without reliable and safe electric service — day in and day out.

Today, everyone uses increasing amounts of energy to operate our businesses, power our computers, run our appliances, and heat and cool our homes. In New York, people also depend on electricity, every day, to move — vertically, in high-rise office and apartment towers, and horizontally, on the subway. And thanks to the energy and skills of our 14,000

Front Cover, Left: The computers and other devices so integral to today's quality of life require a reliable supply of energy. **Center Top:** Con Edison serves 3.1 million electric customers, 1.1 million gas customers, and 1,825 steam customers. **Center Bottom:** Anthony J. Rendino, mechanic B. **Right:** In 2003, with the help of its employees, Con Edison was again recognized as the most reliable utility in North America. Solano Santiago, mechanic B, assists with trenching for new ductwork. **Page 1, Left:** Every hour of every day, the metropolitan New York City area relies on the power Con Edison provides. **Right:** Eugene R. McGrath, Chairman, President, and Chief Executive Officer.





employees, Con Edison delivered in 2003. For the second straight year, PA Consulting named Con Edison Company of New York, which serves New York City and Westchester County, the most reliable electric utility in North America.

Our two regulated businesses, Consolidated Edison of New York and Orange and Rockland Utilities (O&R), deliver energy to approximately 3.4 million electric customers, and serve more than 1.1 million gas customers and 1,800 steam customers.

We invested $1.2 billion in our regulated businesses in 2003, of which more than $700 million was aimed at improving electric transmission and delivery networks and maintaining our industry-leading reliability. These investments yielded many tangible results: upgrades to existing substations, the construction of new substations, and the installation of transmission facilities to handle energy from new power sources. In November, we installed three electrical transformers at the new World Trade Center substation, a demonstration of our commitment to rebuild the two substations destroyed there on September 11, 2001.

Our regulated capital program for 2004 includes a number of significant projects. For the first time in more than three decades, we have three major substations under construction simultaneously, with all three scheduled to begin service in the same year. At the same time, we're completing the installation of new steam/electric generating units as part of the East River Repowering Project. Our capital needs reflect the vibrancy of our service area and the underlying strength of the local economy.

Financial Results

Net income for common stock in 2003 was $528 million, or $2.39 per share. As shown on the Financial Highlights page of this report, earnings from ongoing operations in 2003 were $624 million, or $2.83 per share — 31 cents per share lower than in 2002.

Reflecting our continued confidence in the company's long-term financial and operating strength, we increased our dividend in January 2004 for the 30th consecutive year, to an annualized $2.26 per share.

A number of factors contributed to the lower earnings in 2003 — lingering softness in the local economy, cool summer weather, rising health insurance and pension costs, and weak energy and telecom markets. We offset some of the higher costs through productivity improvements. But we were not willing to take short-term measures that, while perhaps enhancing our bottom line in 2003, could have had a negative effect on our operating strength and flexibility.

In recent years, as our industry restructured, we have made limited investments in several unregulated businesses in areas that are closely related to our core expertise — Con Edison Development, Con Edison Energy, Con Edison Solutions, and Con Edison Communications. As a result of adverse conditions in the telecom and energy markets, we recognized after-tax impairment charges in 2003 of $84 million on our telecom investment and $10 million on certain of our energy investments. We continue to have confidence in the long-term potential of the markets served by our unregulated businesses.







In the fourth quarter of 2003, we filed rate requests for Con Edison of New York's gas and steam businesses. We expect to submit an electric rate request in the spring of 2004. We are communicating and working with all stakeholders to arrive at positive outcomes to these rate proceedings. New rate plans for gas and steam will likely be implemented in the fourth quarter of 2004, while the electric rate case will not affect earnings until 2005.

Our "A" level credit ratings have enabled us to take advantage of the current low interest rate environment while raising the funds necessary for our large capital program. To help maintain our capital structure, we issued a total of $477 million of new common stock in 2003, through a stock issue in the spring and our ongoing dividend reinvestment and employee stock plans. At year-end, Con Edison's equity ratio was a solid 48 percent, making our balance sheet one of the strongest in the industry.

Con Edison common stock price at year-end was $43.01, an increase of 0.4 percent for the year. Total 2003 return for our shareholders, including reinvestment of dividends, was 6.1 percent. Although the average total return for shareholders of the electric industry and the equity markets in general was higher in 2003, those increases reflected to a great extent recovery in the stock prices of companies that suffered major losses in the previous two years. Over the three-year period 2001 through 2003, Con Edison shareholders' total return was 31.7 percent, while the S&P Electric Utilities Index returned a negative 12.3 percent and the S&P 500 Index returned a negative 11.7 percent.

Looking Ahead

Our strategy for the future is straightforward. We continue to focus on the basics of our core business while preparing for the future.

In recent years, we've experienced events and trends that were beyond our control, ranging from terrorist attacks to weather extremes to unexpected developments in the economy. We deal with such challenges by focusing on the aspects of the business we can control while maintaining the resources and capabilities to respond to unforeseen developments. And we work closely with all stakeholders — customers, regulators, community leaders, and elected officials — to encourage the development of policies and practices that will lead to a stronger energy infrastructure for New York, the region, and the nation.

Our strategic concentration on several key areas will enable us to build a brighter future — for Con Edison, and for the region we serve.

First, we will continue to invest for growth. Many indicators point to an improving economy in our service area. In 2003, for example, the number of permits for new housing units in the city rose to the highest level in 30 years. New residents are buying more appliances, home entertainment centers, computers, and other devices that run on electricity than ever before.

Page 2, Left: In 2003, Orange & Rockland invested more than $46 million in its electric transmission and distribution systems. **Center:** In the home and workplace, customers are using more and more electronic devices. **Right:** A number of newly completed, large residential and commercial buildings are increasing the demand for energy. **Page 3, Left:** Many new commercial building projects are underway in the region Con Edison serves. **Center:** Today, everyone uses increasing amounts of energy. **Right:** Through investments in infrastructure, Con Edison is meeting the increasing demand for energy.









The commercial sector has begun to turn around as well. And in the past several months, New York City has seen an upsurge in tourism.

In addition to our major capital programs, we will continue our advanced research and development programs. Over the years, we've created tools and processes that enable us to work more effectively and efficiently. We have also developed sophisticated analytic techniques that help us manage the system more safely and that permit us to get the most value out of every dollar we invest.

Second, we will continue to manage the company's finances in a disciplined manner, focusing on the long term. Our straightforward financial statements and disclosures help us maintain the confidence of investors and the financial markets. Our strong financial track record is critical to our ability to access the capital markets on favorable terms — something that's particularly important in light of our investment needs.

Third, we will continue to invest in our most important resource: our people. Our ability to deliver the energy that makes the region strong depends on the outstanding efforts and dedication of our team. The commitment and professionalism of Con Edison's employees was most evident during the regional power outage of August 14. Working in coordination with utility industry counterparts and state and local government agencies, we restored service safely — without injury to the public or to company personnel, and without significant damage to equipment.

A decade ago we made an important investment in the future when we built The Learning Center. The innovative and comprehensive programs offered there enable our men and women to continually upgrade their skills in an era of rapidly changing technology, and to enhance their ability to plan and manage for the future.

Fourth, we will communicate the importance of investment in infrastructure to the general public, the media and government officials. The August power outage again drove home the fact that a strong energy infrastructure is vital to the overall fabric of our lives. We have been working with local, state, and federal government officials to improve the nation's energy security. We have shared with industry counterparts and government officials our insights and experience on crucial issues, including the benefits of industry planning and improved communications across regions, the advantages of siting new generating plants near load centers, and the critical need for mandatory reliability standards. We are actively working with all stakeholders to encourage new power generating facilities in our region, and to make sure that our transmission system can accommodate the power when it becomes available.

Finally, we are working with regulators and others to ensure that we will have the financial strength and flexibility necessary to continue our investment program. In October 2003, the New York State Public Service Commission approved new three-year agreements with Orange and Rockland Utilities that provide customers with predictable gas and electric delivery rates, and provide the company with the ability to earn a fair return for shareholders.

Con Edison of New York's 2003 gas and steam rate filings and the anticipated electric rate filing in the spring of 2004 support rate levels that will enable us to continue our







infrastructure investment programs while maintaining strong financial performance.

Preparing for Tomorrow Today

We operate our business for the long term. That means we do not — and will not — sacrifice our financial health, or jeopardize the reliable delivery of energy on which our customers so depend, for the sake of short-term gains.

Over the decades, Con Edison has established a record of financial health and stability, and of reliable service. We have worked hard to earn and retain the trust and respect of customers, shareholders, and all our stakeholders. Today we're building, maintaining, and improving an energy system that affirms our commitment to the region's future — and to our customers' present needs. We are planning for tomorrow today.

As we do so, I know that we can draw upon deep and significant resources. These include the commitment and skills of our employees; the wise counsel of our board of directors; the constructive relationships we have with regulators, public officials, and community leaders; and the strong long-term support of you, our investors. Together, we can look forward to the coming years with confidence.

Eugene R. McGrath
Chairman, President, and
Chief Executive Officer

Page 4, Left: Henry Brown, operating general supervisor, at the Brooklyn/Queens Electric Operations Control Center. **Center:** In 2003, the number of permits for new housing units in New York City rose to the highest level in 30 years. **Right:** It is now easier than ever for customers to communicate with Con Edison. **Page 5, Left:** *(Left to right)* Customer service representatives Keelia L. Williamson, Robert J. Walsh, Khalid H. Barrett, and Sheane M. Tyson. **Right:** *(Left to right)* Tom Obert, mechanic B, Ron Belpanno, mechanic B, and Keith McGovern, mechanic B, work on the new West 30th Street substation.





On It Every Day

Con Edison Delivers

Every hour of every day, the metropolitan New York City area, the world's most demanding marketplace, relies on the power Con Edison provides. And every hour of every day, it is Con Edison's job to deliver that power. This is a responsibility we've carried out successfully for more than 180 years.

The electronic landscape of our lives continues to change. In our homes and workplaces, at our favorite stores and children's schools, even in the way we pay our bills and move from place to place — more electronic equipment and devices are being used than at any time in the past. In 2003, for example, the number of high-speed lines connecting homes and businesses to the Internet increased 45 percent nationwide. And in the last three years an estimated 80 million electronic game systems were purchased in the United States.

The computers, printers, home entertainment systems, air conditioners, refrigerators, hair dryers, and other devices that are so integral to our quality of life require a reliable supply of energy. Such a supply is equally important to meet the needs of new businesses putting down roots in our area, for the new homes and apartments that house a steadily increasing population, and for developers planning large-scale residential and commercial projects. As the Public Service Commission recently noted, "it is indisputable that Con Edison provides a vital foundation to the economies of the city, the state, and the nation."

According to many indicators, the economy of our region is turning the corner. Businesses are hiring in New York City and the surrounding area. Residential property values in New York City are more than 20 percent higher than a year ago, and the demand for housing has increased throughout the city as well as in Westchester, Orange, Rockland, and Bergen counties. Steady increases in construction, retail, and tourism are helping drive this growth.

The large number of commercial building projects throughout our service area vividly illustrates the continuing development of the region — and the demand for energy it represents. These include a 48-story office building at 7 Times Square in Manhattan, a 32-story state court building now rising in downtown Brooklyn, and the $350 million, residential-retail White Plains City Center. In Rockland County, construction of a $100 million research and development facility for Avon Products, Inc., is underway. Each new project means new opportunities for our customers and new business for Con Edison.

PA Consulting Group recognizes Con Edison's sustained leadership and achievement in the area of electric reliability. Working in the most challenging urban conditions, the company consistently provides its customers with the highest levels of service.

Derek HasBrouck,
Senior Partner,
PA Consulting Group





During the next five years, Con Edison will make the significant capital investments necessary to upgrade our electric system. Our investment in critical infrastructure is imperative if we are to meet — and meet reliably — the increasing demand for energy in our service area. A reliable, safe energy supply is crucial to the region's economic growth.

The careful, focused investments we are now making in our infrastructure reflect both Con Edison's deep experience and understanding of our region's needs and a determination to ensure that we continue to successfully deliver power to the world's most dynamic and demanding marketplace.

On It in the Field

Accomplishments in Electric Operations

In 2003, as our customers found new and greater uses for electricity, Con Edison of New York's weather-adjusted peak load rose to 12,600 megawatts, up 200 megawatts from 2002. Adjusted for weather, our peak load is expected to increase by an average annual rate of 1.6 percent over the next five years. To meet this increased demand and ensure our ability to meet future demand, in 2003 we invested more than $660 million to enhance the reliability and security of our electric transmission and distribution systems. As we do each year, we invested significant resources to prepare for the summer peak load season. In 2003, we replaced 158 miles of underground and aerial feeder cables, replaced 345 thermally sensitive cable joints, installed 211 new transformers, and upgraded several substations.

Each year, Con Edison invests in research and development projects that are closely integrated with the company's business objectives and strategy. We have been especially successful in identifying and developing innovative uses for new technologies and tools that meet the unique needs of our densely populated region. By using advanced analytic systems, such as computer models that evaluate individual components within our system, we manage resources more effectively. For example, we developed the Poly Voltage Load Flow (PVLF) program to analyze how electric usage impacts network components under both normal and emergency operating conditions. The analysis helps us to determine the resiliency of electric networks during consecutive, hot summer days. Such efforts help us channel resources so that they improve overall performance and reliability.

Every year, a large portion of our investment is devoted to ensuring that our system can accommodate growth. We are preparing our New York City transmission system so that it will be ready to accept power from the new generating plants that are coming on line in our service area. We're also working to build the delivery infrastructure needed for both new customers and existing customers who are using more energy. Our major projects provide load relief for existing facilities that are near or have reached capacity. One such facility is a new substation

Page 6, Left: Fred Schmitt, operating supervisor, and Nick Williams, chief line constructor specialist, perform high-wire maintenance over Staten Island. **Center:** The electronic landscape of our homes continues to change. **Right:** One of three transformers installed in the new World Trade Center substation. **Page 7, Left:** Con Edison supports numerous organizations that make life in our communities more vibrant. **Center:** At the Dunwoodie station, equipment was installed that will help the company's system accept power from new generating plants. **Right:** Kevin Carl, troubleshooter Hv, assessing overhead lines.







in Manhattan's Chelsea neighborhood. Chelsea grew at a very rapid pace in the late 1990s, fueled by new residential buildings and commercial developments that house new media companies, art galleries, and studios. In 2003, we began construction on a new $140 million substation on West 30th Street. This summer, the substation will begin to serve a portion of the neighborhood and alleviate high loads at adjacent substations, thus enhancing reliability and providing capacity for future growth. The new substation we are constructing in Valhalla, in Westchester County, will perform a similar function for that growing area.

The foundation for the restoration and rebuilding of Lower Manhattan has been laid, with plans underway for the Freedom Tower, a 1,776-foot-tall structure that will reinvigorate New York City's skyline; a new $2 billion transportation hub that will serve 250,000 commuters and visitors each day; and numerous residential developments. The new World Trade Center substation we are building is designed to meet the energy needs of these vital projects, and of existing homes and businesses in Lower Manhattan.

A Center for Excellence

In May 2003, Con Edison opened its new Cable and Splice Center for Excellence at our Van Nest facility in the Bronx. Developed in conjunction with the Electric Power Research Institute (EPRI), the center is a state-of-the-art laboratory for the research and testing of electric distribution cables. It includes a diagnostic testing lab for reviewing failed cable, a high-voltage test center, a 70-foot conduit and manhole system, and an 11-foot "weatherized" manhole that can simulate conditions under a New York City street. By acting as a magnet for multidisciplinary expertise from utilities, universities, and manufacturers, the center will allow us to maintain and replace cable more effectively.

Accomplishments in Gas Operations

Con Edison of New York distributes natural gas to more than 1.1 million customers, making it one of the largest gas distribution companies in the United States. The company's gas system contains more than 4,200 miles of mains and nearly 400,000 gas service pipes. Firm gas delivery volumes in 2003 rose 3.6 percent on a weather-normalized basis over the previous year.

Demand is expected to increase as natural gas emerges as a more popular and strategic component of the nation's energy supply. New generation facilities planned for the New York City area will require significant supplies of natural gas. We are making substantial investments to ensure reliable gas delivery.

In 2003, work was completed to connect our Hunts Point Station in the Bronx to the Iroquois Pipeline. In addition, as part of a long-term plan to improve the system, Con Edison replaced approximately 150,000 feet of older gas mains.

Con Edison has long been recognized as an industry leader in "no-dig" technologies. Our leadership continued in 2003 as our crews began deploying Starline, a process that allows us to insert new pipe inside existing pipe and realize significant savings.

Accomplishments in Steam Operations

Con Edison's steam system, which serves more than 1,800 customers and comprises 105 miles of mains and service lines, is the largest district steam system in the world. Steam delivery volumes rose 0.9 percent in







2003 on a weather-normalized basis. The steam system is a vital part of New York City's energy infrastructure and critical to its economic well-being. Many major commercial buildings use steam for space heating and to produce hot water and cool air. The steam system also creates significant environmental benefits since it displaces hundreds of individual boiler plants that would generate higher emissions and cause increased oil-delivery truck traffic. In the summer, the system supplies the equivalent of 400 megawatts of air conditioning load, an amount equal to that produced by a large power plant.

Our steam customers include several large facilities, including Rockefeller Center, the Waldorf-Astoria Hotel, Pace University, the New York University Medical Center, Lincoln Center, and the United Nations headquarters. More important, the majority of all new commercial buildings in midtown and downtown Manhattan choose to use steam for heating and hot water.

Con Edison's steam unit in 2003 was awarded the International District Energy Association's (IDEA) District Energy Space GOLD Award for expanding our system. We also celebrated the conversion of the Seward Park Housing project from a local oil burning system to a central steam system. The conversion will result in improved air quality through the annual reduction of approximately 60 tons of air pollutants and 13,500 tons of carbon dioxide. Work also continues on our East River power plant in Manhattan, which will enhance the reliability of Con Edison's steam supply by providing three million pounds of steam per hour and additional electric capacity.

Orange and Rockland Utilities

Orange and Rockland Utilities (O&R) provides electric and gas service to a growing region. Orange County boasts the lowest unemployment rate of any major metropolitan area in the state, and over the past year, median house values increased 21.3 percent. Rockland County has also seen rising home sales and values, and its strong economic growth is based in a diverse mix of private businesses and public companies. *Inc.* magazine recently ranked Rockland County as the fourth-best "small metro area" for doing business in the country. On a weather-normalized basis, O&R's electric delivery volumes rose 2.5 percent in 2003, and total firm gas delivery volumes grew 3.0 percent.

During the 2003-2004 heating season, O&R hit all-time winter peak distribution loads for both electricity and gas, and the electric system recorded an all-time peak in June 2003. The growth in the company's service territory did not diminish O&R's outstanding record of reliability; in the summer of 2003, the company set a new record for the fewest customer interruptions on its system.

Last year, O&R invested more than $46 million in its electric transmission and distribution systems. These investments will help ensure system reliability and security. Major system upgrades in Rockland County included the completion of a critical distribution substation

Page 8, Left: Rafael E. Balcacer, outside plant mechanic, welding steam pipe. **Center:** Demand for gas is expected to increase as it emerges as a popular form of energy. **Right:** Operating supervisors Clarence Blanton, Jr., and Antonio Blackmon review plans at a construction site. **Page 9, Left:** Over the next decade, customers will require the delivery of more energy than they do today. **Center:** Shaun McCall, mechanic A, and Hilton Riley, mechanic B, work on the gas system. **Right:** Albert J. Perini, electrician first class, at an O&R substation.







Rockland Electric has always been a reliable partner in promoting the economic growth and vitality of Bergen County and its communities. They're a valued ally in retaining businesses and ensuring the county's economic health.

Beth R. Gorin,
President, Bergen County
Economic Development Corp.

in Stony Point, New York, and a transmission substation upgrade in Haverstraw, New York. O&R also completed upgrades that doubled the capacity of both the Oakland and Upper Saddle River distribution substations in Bergen County, New Jersey. In preparation for summer 2004, the company is nearing completion on a new, large distribution substation in Chester, New York.

In 2003, O&R also replaced more than 100,000 feet of gas mains and more than 1,300 service connections to customers' homes. To accommodate growth, the company upgraded 15,000 feet of existing gas supply mains and extended the system to serve new subdivisions.

O&R has initiated a number of significant technological enhancements that are driving improvements in both electric and gas operations. For example, 2003 saw expanded use of digital equipment and automation technologies that provided more and improved data on every aspect of the system to operators, resulting in increased reliability and safety.

Our focus on maintaining reliability and safety also brings benefits to the environment. For the third consecutive year, O&R won the Tree Line USA Award from the National Arbor Day Foundation, in recognition of an active and sensitive right-of-way vegetation management program.

Con Edison's Competitive Businesses

Through measured investments in its unregulated businesses, Con Edison participates in new markets and offers new services to governmental, industrial, commercial, and residential customers. The unregulated businesses often work in concert to provide comprehensive solutions to customers' evolving needs.

Con Edison Solutions provides a wide range of energy procurement and management services that help customers take advantage of opportunities created by the new competitive energy landscape. In 2003, the company continued to expand its retail energy business. The Durst Organization, a large New York City commercial real estate owner, selected Con Edison Solutions, in partnership with Community Energy, Inc., to provide 10.5 million kilowatt-hours of "green power" for seven high-rise office buildings in Manhattan, making it the largest commercial wind power customer in the state.

Con Edison Solutions also began offering electric power in 2003 to government and commercial customers in upstate New York and New Jersey. As an example, the company was recently awarded a contract by Monmouth County,







New Jersey, to supply power to four of its most energy-intensive facilities, including a courthouse, a community college, and the county's recycling operations. Con Edison Solutions is prepared to further expand geographically in the Northeast and mid-Atlantic regions as market conditions provide new opportunities for retail choice.

Con Edison Solutions' consulting business, which helps customers design cost-saving energy facilities, continued to expand in 2003 with clients such as Rudin Management Company, a leading New York City real estate firm; and the U.S. Army Garrison Fort Hamilton in Brooklyn. In 2003, in a move that fortified its competitive position in the energy marketplace and expanded its role as a provider of services to federal government agencies, the company acquired an energy and engineering services business. This acquisition is enabling Con Edison Solutions to provide services to the Department of Energy and Department of Defense.

Con Edison Development, which invests in and manages electric generation plants in the Northeast, reached several milestones in 2003, including the commercial start-up of the Rock Springs generation facility in Maryland; the Ocean Peaking Power facility in New Jersey; and the dual-fuel conversion of its West Springfield, Massachusetts, peaking turbines. The dual-fuel conversion project consisted of modifications to the peaking units to enable them to burn low-sulfur fuel oil, as well as natural gas. This conversion provides valuable fuel diversification when supplies of natural gas for generation are limited or are priced high relative to fuel oil, as was the case during the January 2004 cold wave.

Con Edison Energy sells the output from the Con Edison Development generation facilities to wholesale markets throughout the Northeast via wholesale supply auctions, requests for proposals, and bilateral arrangements. Con Edison Energy also acquires all the energy required to supply Con Edison Solutions' retail customers.

Con Edison Communications offers a comprehensive range of telecommunications voice and data services. In 2003, the company completed its 398-mile fiber-optic network, which interconnects 160 buildings in the greater New York area, and its customer base grew 300 percent, from 57 to 230. When the company's infrastructure was put to the test during the August power outage, the network continued to provide services to financial institutions and all other customers.

On It in Our Partnerships

Our efforts to serve customers go far beyond delivering energy. We seek to make their lives easier by developing innovative ways for customers to manage their bills and to communicate with customer service representatives. And we seek to make their lives better by contributing to the health and vibrancy of the communities that we share. Con Edison and its employees invest significant amounts of time and resources serving educational, cultural, and civic organizations in our

Page 10, Left: Carlos Menjivar, mechanic A, at a gas service installation. **Center:** Con Edison's facilities are a key component of the region's overall energy infrastructure. **Right:** Reliable energy is at the heart of our customers' everyday needs. **Page 11, Left:** John Curioli, district operator, and Vincent Ammirato, senior engineer, at the new Cable and Splice Center for Excellence. **Center:** The repowering of the East River plant will enhance the reliability of Con Edison's steam supply. **Right:** The many new homes being built in our region require a reliable supply of energy.







service area. We also understand that the quality of life in our region is closely linked to the health of the environment. For this reason, Con Edison is committed to policies that respect and protect the environment.

Communication With Customers
Con Edison has dedicated significant resources to develop technologies that make doing business with us easier. Both Con Edison of New York and O&R have successfully invested in initiatives that provide our customers with more options and choices, ranging from our Direct Payment Plan to online payment options. In 2003, as the result of a major effort to increase the number of customers using such paperless programs, we processed more than five million payments electronically.

Together, our companies' retail access programs are the largest in New York State. More than 28 percent of Con Edison of New York's electric peak load is served by alternate energy suppliers. At O&R, more than 29 percent of electric customers and more than 33 percent of gas customers have elected to purchase their electricity and gas from alternate energy suppliers.

As the Kids Island Club's nature partner, Con Edison demonstrates its active engagement with the environment. The partnership enables us to develop science and environmental programs with schools and to offer students the opportunity to explore the natural world.

Aimee Boden,
Executive Director,
Randall's Island Sports Foundation

Con Edison designed and launched www.conEd.com/kids, a Web site that helps children explore the world of energy. Working with the New York City Department of Education, we are using this Web site to help educate a new generation of energy consumers about the importance of conservation and other energy-related issues.

Commitment to Communities
Con Edison's commitment to the neighborhoods, boroughs, towns, and cities we serve includes a long-standing tradition of supporting educational, cultural, and civic organizations that make our communities stronger and more vibrant. This year, as in past years, the company's strategic partnerships were furthered by the energy and enthusiasm of the many employees who served as volunteers.

Our strategic partnerships in 2003 included the Neighborhood Housing Services (NHS), a not-for-profit organization that helps people achieve first-time homeownership and then improve their homes and neighborhoods. With a grant from Con Edison, NHS sponsored a home maintenance training program, which provided new homeowners with basic home repair and safety skills.

Another key partnership, this one with the Asian American Business Development Corporation, promoted tourism in New York City's Chinatown. Con Edison supported the creation of *The New York City Chinatown Travel Guide* and assisted in promoting it throughout the metropolitan New York City area.





In recognition of our commitment to civic involvement, the League of Women Voters of the City of New York awarded Con Edison the 2003 Voting Rights Award. The award cited Con Edison for holding voter registration drives for employees and the public, and for encouraging people to vote through customer outreach information.

Advancing Environmental Initiatives

Recognizing that few issues are as important as the environment, Con Edison actively supports a number of organizations that seek to improve existing environmental conditions and educate students on the need to protect our air, water, and land. Our sponsorship of the Randall's Island Sports Foundation's Kids Island Club Nature Program enables fourth and fifth graders from East Harlem to study water and land preservation in the natural setting of the island's freshwater wetlands. Through the Trout in the Classroom program, which Con Edison also supports, students at Brooklyn's Ditmas Intermediate School 62 and Manhattan's P.S. 116 raise hatchlings in their classrooms and learn how to protect watershed areas. Each spring, students release their fish into streams upstate.

In 2003, Con Edison also sponsored the Daffodil Project, a citywide living memorial of the 9/11 attacks. Since 2001, 15,000 New York volunteers have planted over two million daffodils in parks and gardens across the city to commemorate the attacks and celebrate the importance of parks in our community.

Our pursuit of environmental excellence in operations continued in 2003, with several initiatives producing measurable and substantial benefits to the area's air, land, and water. For example, in April Con Edison was awarded a Certificate of Achievement "for aggressively reducing methane emissions and helping lead the way to reducing climate change impacts" by the U.S. Environmental Protection Agency.

Helping Employees Grow

In 2003, as in past years, our employees were both a major focus and a major force for Con Edison. Our commitment to train the best workers in the industry continued at The Learning Center. Whether it is training new customer service representatives or upgrading the skills of field workers, The Learning Center staff works closely with operating departments to develop training programs that enable us to maintain our system, run more effective operations, improve customer service, and nurture employee leadership skills.

Our instructors teach more than 750 active courses on electric, gas, and steam systems; customer operations; environment, health, and safety information technology; and leadership skills. Strategic Issues Seminars are designed to help employees gain the leadership skills necessary to run the Con Edison of tomorrow. In 2003, more than 11,000 employees attended on-site training programs and approximately 3,200 employees participated in interactive, long-distance learning and Web-based, self-study programs.

Page 12, Left: Enrique Torres, senior specialist, assists a student in the Trout in the Classroom program, which Con Edison supports. **Center:** The Neighborhood Housing Services, which helps people achieve first-time homeownership, is one of Con Edison's strategic partners. **Right:** O&R senior training specialist Rob Kraese provides a classroom demonstration. **Page 13, Left:** As tour guide to our new children's Web site, "Eddie" helps youngsters explore the world of energy. **Center:** Con Edison's education initiatives support the High School for Environmental Studies. **Right:** (*Left to right*) Customer field representatives Reginald Gardner and Kenny Deleon, and senior analyst Margaret Drinan, in a training session at The Learning Center.







Con Edison is especially proud of The Learning Center's Nontraditional Employment for Women (NEW) program, which this year trained 115 women in basic electricity and plumbing skills, preparing them to work in jobs few women have ever held.

In all our programs, we attempt to instill in employees a sense of the larger context in which Con Edison operates. Being aware of how our operations interact with and affect the world around us is a significant component of this larger context. As a company, Con Edison is committed to continuous improvement in environment, health, and safety performance that goes beyond complying with all laws and regulations. We strive to instill in every employee, at every level of the company, a sense of concern for the welfare of each other, and of our customers.

Through The Learning Center, we are also sharing our knowledge and experience with other organizations. Under a contract with the New York City Department of Environmental Protection, for example, we are providing environment, health, and safety training to approximately 2,100 New York City employees.

Con Edison's Learning Center and its team of instructors have become invaluable educational colleagues for DEP. The training courses The Learning Center created, in partnership with DEP, are helping to make our workforce more safety-aware and better able to make critical safety judgments in the field.

Christopher O. Ward, Commissioner, New York City Department of Environmental Protection

In 2003, Con Edison earned, for the second year, a place on *LATINA* Style magazine's "Top 50" list, recognizing our efforts to build a positive work environment for Hispanic women employees. Each year, the magazine evaluates American companies on their sensitivity to Latina workplace issues. Con Edison was recognized for the number of Hispanic women holding top corporate positions and for employee benefits, such as scholarship opportunities, mentoring, generous childbirth leave, and emergency childcare plans.

This past year Con Edison was also named by *FORTUNE* magazine as one of "America's 50 Best Companies for Minorities," in recognition for programs that actively promote diversity among our workers. Currently, minorities make up more than 36.8 percent of Con Edison's workforce and 49.7 percent of new employees.

Every year, our employees make outstanding contributions to the energy industry, and 2003 was no exception. The Institute of Electrical and Electronics Engineers (IEEE) awarded Dr. Mayer Sasson, one of our senior engineers, the status of Life Fellow. The prestigious honor is given to those who have demonstrated significant lifetime accomplishments in engineering. Dr. Sasson was recognized in part for his contributions to the analysis and real-time monitoring of power systems. In addition, Paul V. Stergiou,







a senior engineer at Con Edison of New York, and David Kalokitis of Sarnoff Corporation, were named to the list of "50 Key Information Technology Players in Energy" by RaderEnergy, a Houston-based consultancy. Stergiou and Kalokitis were honored for leading the development of a system that used Global Positioning Satellite (GPS) technology to bring a new power substation on line in just four hours instead of the normal 72 hours. The breakthrough will allow power systems to recover more quickly after unforeseen events.

On It for the Future

Over the next 10 years, residential and business customers within Con Edison's service area will require the delivery of significantly more energy than they do today. We are meeting this challenge through increased investment in our transmission and distribution networks and development of new technologies and processes that increase efficiency and productivity in every area of the company.

The industries that will drive the growth of our area — financial services, business services, communications, health care, and technology — are all consuming more energy. And the telecommunications infrastructure that supports the growing technological sophistication of other industries is itself evolving into a highly energy-intensive one. As new supplies of electricity become available, and as the demand for energy in our region continues to rise, Con Edison will continue to reinforce its transmission and delivery infrastructure so that it can accommodate the addition of new power sources and new power users — all while maintaining our industry-leading reliability. Doing so will require the steady commitment of resources, time, and attention. But these efforts will be necessary to continue our tradition of excellent service.

Page 14, Left: Katherine Boden, chief engineer, reviewing electric operations. **Center:** The company's commitment to the community is furthered by the energy and enthusiasm of the many Con Edison employees who serve as volunteers. **Right:** Each year we invest significant resources to maintain our electric system, including upgrading equipment at substations. **Page 15, Left:** Norman Clarke, mechanic A. To improve the gas system, more than 150,000 feet of gas mains are being replaced. **Center:** New businesses are putting down roots in our area and Con Edison is preparing to meet their needs. **Right:** The needs of future energy users will be met through the investments being made today in our transmission and distribution systems. **Back Cover, Left:** James Wong, customer field representative, checking meters. **Center Left:** Our commitment is to continue to successfully deliver power to the world's most dynamic marketplace. **Center Right:** Con Edison proudly serves an area that includes the world's greatest city. **Right:** Kevin McGuire, senior specialist, Central Field Services, helping to install a new transformer at the World Trade Center substation.







Corporate Policy Committee

Top Row:
Eugene R. McGrath
Charles E. McTiernan
Stephen B. Bram
Frances A. Resheske
Bottom Row:
Kevin Burke
Joan S. Freilich
John D. McMahon



Financial Section

03

Financial Highlights

The following table is a reconciliation of Con Edison's earnings and earnings per share from ongoing operations to reported net income for common stock and earnings per share.

For the Year Ended December 31 (Million of Dollars, except earnings per share)	Earnings 2003	Earnings 2002	Earnings per share 2003	Earnings per share 2002
Ongoing operations	$624	$668	$2.83	$3.14
Telecommunications asset impairment	(84)	-	(0.38)	-
Unregulated generating asset impairments	(10)	-	(0.05)	-
Settlement regarding nuclear generating unit sold in 2001	(5)	-	(0.03)	-
Cumulative effect of changes in accounting principles	3	(22)	0.02	(0.11)
Reported net income for common stock and earnings per share – GAAP Basis	$528	$646	$2.39	$3.03

Selected Financial Data

For the Year Ended December 31 (Millions of Dollars)	2003	2002	2001	2000	1999
Operating revenues	**$9,827**	$8,502	$9,389	$9,317	$7,491
Purchased power	**3,926**	3,201	3,380	3,536	1,824
Fuel	**504**	289	394	351	430
Gas purchased for resale	**847**	596	860	789	485
Operating income	**934**	1,060	1,128	1,016	1,020
Income before cumulative effect of changes in accounting principles	**525**	668	682	583	701
Cumulative effect of changes in accounting principles	**3**	(22)	-	-	-
Net income for common stock	**528**	646	682	583	701
Total assets	**20,966**	19,667	17,901	17,661	16,491
Long-term debt	**6,733**	6,166	5,501	5,415	4,525
Preferred stock subject to mandatory redemption	**-**	-	37	37	37
Common shareholders' equity	**6,423**	5,921	5,666	5,472	5,412
Basic earnings per share					
Before cumulative effect of changes in accounting principles	**$2.37**	$3.14	$3.22	$2.75	$3.14
Cumulative effect of changes in accounting principles	**$0.02**	($0.11)	-	-	-
After cumulative effect of changes in accounting principles	**$2.39**	$3.03	$3.22	$2.75	$3.14
Diluted earnings per share					
Before cumulative effect of changes in accounting principles	**$2.36**	$3.13	$3.21	$2.74	$3.13
Cumulative effect of changes in accounting principles	**$0.02**	($0.11)	-	-	-
After cumulative effect of changes in accounting principles	**$2.38**	$3.02	$3.21	$2.74	$3.13
Cash dividends per common share	**$2.24**	$2.22	$2.20	$2.18	$2.14
Average common shares outstanding (millions)	**221**	213	212	212	223

Selected Quarterly Information

2003 (Millions of Dollars)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating revenues	$2,571	$2,176	$2,801	$2,279
Operating income	256	164	361	153
Income for common stock before cumulative effect of changes in accounting principles	155	66	257	47
Cumulative effect of changes in accounting principles	-	-	-	3
Net income for common stock	155	66	257	50
Basic earnings per common share before cumulative effect of changes in accounting principles	$0.72	$0.29	$1.17	$0.19
Cumulative effect of changes in accounting principles	-	-	-	0.02
Basic earnings per common share after cumulative effect of changes in accounting principles	$0.72	$0.29	$1.17	$0.21
Diluted earnings per common share before cumulative effect of changes in accounting principles	$0.72	$0.29	$1.16	$0.19
Cumulative effect of changes in accounting principles	-	-	-	0.02
Diluted earnings per common share after cumulative effect of changes in accounting principles	$0.72	$0.29	$1.16	$0.21

2002 (Millions of Dollars)				
Operating revenues	$2,058	$1,848	$2,539	$2,057
Operating income	258	200	386	216
Income for common stock before cumulative effect of changes in accounting principles	166	98	284	120
Cumulative effect of changes in accounting principles	(20)	-	-	(2)
Net income for common stock	146	98	284	118
Basic earnings per common share before cumulative effect of changes in accounting principles	$0.78	$0.46	$1.34	$0.56
Cumulative effect of changes in accounting principles	(0.10)	-	-	(0.01)
Basic earnings per common share after cumulative effect of changes in accounting principles	$0.68	$0.46	$1.34	$0.55
Diluted earnings per common share before cumulative effect of changes in accounting principles	$0.78	$0.46	$1.33	$0.56
Cumulative effect of changes in accounting principles	(0.10)	-	-	(0.01)
Diluted earnings per common share after cumulative effect of changes in accounting principles	$0.68	$0.46	$1.33	$0.55

In the opinion of Con Edison, these quarterly amounts include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation.

Market Price Range in Consolidated Reporting System and Dividends Paid on Common Stock

	2003			2002		
	High	Low	Dividends Paid	High	Low	Dividends Paid
1st Quarter	$46.02	$36.55	$0.56	$42.66	$39.30	$0.555
2nd Quarter	$44.26	$38.20	$0.56	$45.40	$40.10	$0.555
3rd Quarter	$43.78	$38.55	$0.56	$43.80	$32.65	$0.555
4th Quarter	$43.48	$38.80	$0.56	$45.16	$39.02	$0.555

As of January 31, 2004, there were 93,760 holders of record of Con Edison's Common Shares.

Glossary of Terms

The following is a glossary of frequently used abbreviations or acronyms that are found throughout this report:

Con Edison Companies	
Con Edison	Consolidated Edison, Inc.
Con Edison Communications	Con Edison Communications, LLC.
Con Edison Development	Consolidated Edison Development, Inc.
Con Edison Energy	Consolidated Edison Energy, Inc.
Con Edison of New York	Consolidated Edison Company of New York, Inc.
Con Edison Solutions	Consolidated Edison Solutions, Inc.
O&R	Orange and Rockland Utilities, Inc.
RECO	Rockland Electric Company
The Companies	Con Edison, Con Edison of New York and O&R
The Utilities	Con Edison of New York and O&R

Regulatory and State Agencies	
FERC	Federal Energy Regulatory Commission
NJBPU	New Jersey Board of Public Utilities
NYISO	New York Independent System Operator
NYPA	New York Power Authority
NYSERDA	New York State Energy Research and Development Authority
PSC	New York State Public Service Commission
PPUC	Pennsylvania Public Utility Commission
SEC	Securities and Exchange Commission

Other	
ABO	Accumulated Benefit Obligation
APB	Accounting Principles Board
AFDC	Allowance for Funds used During Construction
EITF	Emerging Issues Task Force
FASB	Financial Accounting Standards Board
FIN	FASB Interpretation No.
KV	Kilovolts
kWh	Kilowatt-hour
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
mdths	Thousand dekatherms
MVA	Megavolt amperes
MW	Megawatts or thousand kilowatts
NUGs	Non-utility generators
OCI	Other Comprehensive Income
PCBs	Polychlorinated biphenyls
RTO	Regional Transmission Organizations
SFAS	Statement of Financial Accounting Standards
SMD	Standard Market Design
Superfund	Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and similar state statutes
VaR	Value-at-Risk

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis relates to the consolidated financial statements of Consolidated Edison, Inc. (Con Edison) and should be read in conjunction with the financial statements and the notes thereto. Consolidated Edison Company of New York, Inc. (Con Edison of New York) and Orange and Rockland Utilities, Inc. (O&R), which are regulated utilities, are subsidiaries of Con Edison and are referred to in this management's discussion and analysis of financial condition and results of operations (MD&A) as the "Utilities." The Utilities, together with Con Edison, are referred to in this MD&A as the "Companies."

Neither Con Edison of New York nor O&R makes any representation as to information in this report relating to Con Edison or the subsidiaries of Con Edison other than itself. Information in the notes to the consolidated financial statements referred to in this discussion and analysis is hereby incorporated by reference herein. The use of terms such as "see" or "refer to" shall be deemed to incorporate by reference into this discussion and analysis the information to which reference is made.

Corporate Overview

Con Edison's principal business operations are those of the Utilities. Con Edison also has unregulated subsidiaries that compete in energy-related and telecommunications industries.

Certain financial data of Con Edison's subsidiaries is presented below:

(Millions of Dollars)	Twelve months ended December 31, 2003 Operating Revenues		Net Income		At December 31, 2003 Assets	
Con Edison						
of New York	$8,166	83%	$591	112%	$17,764	85%
O&R	727	7%	45	9%	1,269	6%
Total Utilities	**8,893**	**90%**	**636**	**121%**	**19,033**	**91%**
Con Edison						
Communications	19	-%	(108)(b)	(20)%	35(b)	-%
Con Edison Development	303	3%	(9)(b)	(2)%	1,275(b)	6%
Con Edison Energy	54	1%	1	- %	117	-%
Con Edison Solutions	578	6%	19	3%	127	1%
Other(a)	(20)	-%	(11)	(2)%	379	2%
Total Con Edison	**$9,827**	**100%**	**$528**	**100%**	**$20,966**	**100%**

(a) Represents inter-company and parent company accounting.
(b) Reflects impairment charges discussed below.

Con Edison's net income for common stock in 2003 was $528 million or $2.39 a share. Net income for common stock in 2002 and 2001 was $646 million or $3.03 a share and $682 million or $3.22 a share, respectively. Included in 2003 net income for common stock were impairment charges for certain unregulated telecommunications and generating assets ($94 million after-tax or $0.43 per share) and the impact of a regulatory settlement ($5 million after-tax charge or $0.03 per share), partially offset by the cumulative effect of changes in accounting principles ($3 million after-tax gain or $0.02 per share). Included in the 2002 results was the cumulative effect of changes in accounting principles ($22 million after-tax charges or $0.11 per share).

For additional segment financial information, see Note O to the financial statements and "Results of Operations," below.

The Companies are each subject to certain material contingencies, including certain Utility environmental matters and Con Edison's legal proceedings relating to its October 1999 agreement to acquire Northeast Utilities. See "Application of Critical Accounting Policies - Accounting for Contingencies," below.

Regulated Utility Subsidiaries

Con Edison of New York provides electric service to over 3.1 million customers and gas service to 1.1 million customers in New York City and Westchester County. The company also provides steam service in parts of Manhattan. O&R, along with its regulated utility subsidiaries, provides electric service to over 285,000 customers in southeastern New York and adjacent sections of New Jersey and northeastern Pennsylvania and gas service to over 120,000 customers in southeastern New York and northeastern Pennsylvania.

The Utilities are primarily "wires and pipes" energy delivery companies that are subject to extensive federal and state regulation. Pursuant to restructuring agreements, the Utilities have sold most of their electric generating capacity and provide their customers the opportunity to buy electricity and gas directly from other suppliers through the Utilities' retail access programs. The Utilities supply more than half of the energy delivered by them in their service areas and provide delivery service to their customers that buy energy from other suppliers. The Utilities purchase substantially all of the energy they supply to customers pursuant to firm contracts or through wholesale energy markets. In general, the Utilities recover on a current basis the fuel and purchased power costs they incur in supplying energy to their full-service customers, pursuant to approved rate plans.

Con Edison anticipates that the Utilities will provide substantially all of its earnings over the next few years. The Utilities' earnings will depend on various factors including demand for utility service and the Utilities' ability to charge rates for their services that reflect the costs of service, including a return on invested equity capital.

Demand for utility service is affected by weather, economic conditions and other factors. The Utilities have experienced increased customer demand in recent years. In June, July and August of 2002, both Con Edison of New York and O&R set new three-month electric delivery records of more than 17 million and 1.7 million megawatt hours, respectively. In June 2003, Con Edison of New York and O&R each experienced a new record electric peak load for that month. The June peak was an all-time peak electric load for O&R. In January 2004, Con Edison of New York and O&R each experienced a new winter electricity peak load.

Because the energy delivery infrastructure must be adequate to meet demand in peak periods with a high level of reliability, the Utilities' capital investment plans reflect in great part actual growth in electric peak load adjusted to summer design weather conditions, as well as forecast growth in peak loads. On this basis, Con Edison of New York's weather-adjusted peak load in the summer of 2003 was 12,600 MW, 1.6 percent higher than the adjusted peak load in 2002. The forecast annual growth in the electric peak load over the next five years is 1.6 percent. The company anticipates an ongoing need for substantial capital investment in order to meet this load growth with the exceptionally high level of reliability that it currently provides (see "Capital Requirements," below).

The Utilities have rate plans approved by state utility regulators that cover the rates they can charge their customers. Con Edison of New York has an electric rate agreement (approved in November 2000) that ends March 2005 and gas and steam rate agreements (approved in April 2002 and November 2000, respectively) that end in September 2004. These agreements do not reflect all of the increased construction expenditures and related costs incurred and expected to be incurred to meet increasing customer demand and reliability needs (see "Capital Requirements," below). The company filed petitions in November 2003 to increase rates for gas and steam service effective October 2004 and expects to file a petition in April 2004 to increase rates for electric service effective April 2005. O&R has rate agreements for its electric and gas services in New York that extend through October 2006. The rate plans generally require the Utilities to share with customers earnings in excess of specified rates of return on equity. Changes in energy sales and delivery volumes are reflected in operating income (except to the extent that weather-normalization provisions apply to the gas businesses). Rates charged to customers, pursuant to these agreements, may not be changed during the respective terms of these agreements other than for recovery of energy costs and limited other exceptions. See "Regulatory Matters" below and "Recoverable Energy Costs" and "Rate and Restructuring Agreements" in Notes A and B, respectively, to the financial statements.

Accounting rules and regulations for public utilities include Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," pursuant to which the economic effects of rate regulation are reflected in financial statements. See "Application of Critical Accounting Policies," below.

The respective collective bargaining agreements covering about two-thirds of each of the Utilities' employees expire in June 2004.

Unregulated Businesses

Con Edison's unregulated subsidiaries participate in competitive businesses and are subject to different risks than the Utilities. In view of conditions affecting certain of its competitive activities, the company recognized impairment charges of $159 million ($94 million after-tax) for its unregulated telecommunications and generation businesses in the fourth quarter of 2003. See "Application of Critical Accounting Policies," below and Note H to the financial statements. At December 31, 2003, Con Edison's investment in its unregulated subsidiaries was $703 million and the unregulated subsidiaries' assets amounted to $1.6 billion, including $339 million related to Con Edison Development's Newington project. See Note T to the financial statements.

Consolidated Edison Solutions, Inc. (Con Edison Solutions) sells electricity and gas to delivery customers of Con Edison of New York, O&R and other utilities and also offers energy related services. As of December 31, 2003, the company served approximately 30,000 electric customers with an estimated aggregate peak load of 1,400 MW.

Consolidated Edison Development, Inc. (Con Edison Development) owns and operates generating plants and energy and other infrastructure projects. At December 31, 2003, the company owned interests of 1,668 MW of capacity in electric generating facilities of which 244 MW are sold under long-term purchase power agreements and the balance is sold on the wholesale electricity markets.

Consolidated Edison Energy, Inc. (Con Edison Energy) provides energy and capacity to Con Edison Solutions and others and markets the output of plants owned or operated by Con Edison Development. The company also provides risk management services to Con Edison Solutions and Con Edison Development and offers these services to others.

Con Edison Communications, LLC (Con Edison Communications) builds and operates fiber optic networks to provide telecommunications services. The company's properties (the capitalized cost of which at December 31, 2003 amounted to $30 million, net of the impairment charge discussed above and in Note H to the financial statements) include network facilities and nearly 400 miles of fiber optic cable that has been installed in the New York City metropolitan area primarily through Con Edison of New York's underground conduits and other rights of way. Con Edison is evaluating strategic alternatives for its telecommunications business.

Con Edison anticipates investing $59 million in its unregulated businesses over the next two years and will focus on maximizing the value of their existing assets. See "Capital Requirements" and "Capital Resources," below.

Results of Operations - Summary

Con Edison's earnings per share in 2003 were $2.39 ($2.38 on a diluted basis). Earnings per share in 2002 and 2001 were $3.03 ($3.02 on a diluted basis) and $3.22 ($3.21 on a diluted basis).

Earnings per share for 2003 and 2002, before the cumulative effect of changes in accounting principles of $3 million and $(22) million after tax, respectively, were $2.37 ($2.36 on a diluted basis) and $3.14 ($3.13 on a diluted basis), respectively.

Earnings for the years ended December 31, 2003, 2002 and 2001 were as follows:

(Millions of Dollars)	2003	2002	2001
Con Edison of New York	$591	$605	$649
O&R	45	45	40
Con Edison Communications	(108)(b)	(22)	(12)
Con Edison Development	(9)(c)	(4)(d)	21
Con Edison Energy	1	2(e)	5
Con Edison Solutions	19	22	(2)
Other(a)	(11)	(2)	(19)
Con Edison	$528	$646	$682

(a) Represents inter-company and parent company accounting including interest expense on debt, non-operating income tax expense and goodwill amortization in 2001. See Note L to the financial statements.

(b) Includes a charge for the impairment of unregulated telecommunications assets in accordance with SFAS No. 144 totaling $84 million after tax. See Note H to the financial statements.

(c) Includes a charge for the impairment of two unregulated generating assets totaling $10 million after tax. In addition, a benefit for the cumulative effect of changes in accounting principles for mark-to-market gains related to power sales contracts at certain generating plants, partially offset by the impact of the financial statement consolidation of the Newington plant totaling $3 million after tax. See Note H to the financial statements.

(d) Includes a charge for the cumulative effect of a change in accounting principle for goodwill impairment of certain unregulated generating assets totaling $20 million after tax. See Note L to the financial statements.

(e) Includes a charge for the cumulative effect of a change in accounting principle for the rescission of Emerging Issues Task Force (EITF) Issue No. 98-10 totaling $2 million after-tax. See Note P to the financial statements.

Con Edison's earnings in 2003 were $118 million lower than in 2002, reflecting the following factors (after tax, in millions):

Con Edison of New York:	
Impact of weather in 2003 on net revenues versus 2002 (estimated)	$ (6)
Sales, normalized for weather (estimated)	34
Lower operating organizational expense	25
Regulatory accounting/amortizations	14
Reduced net credit for pensions & other postretirement benefits	(54)
Higher depreciation and property tax expense	(27)
Settlement regarding nuclear generating unit sold in 2001	(5)
Regional power outage (estimated)	(6)
Lower sales and use tax	7
Other	4
Total Con Edison of New York	(14)
O&R	-
Unregulated subsidiaries including parent company	(34)
Unregulated telecommunications asset impairment	(84)
Unregulated generating asset impairments	(10)
Cumulative effect of changes in accounting principles	25
Other	(1)
Total	**$(118)**

Con Edison's earnings in 2002 were $36 million lower than in 2001, reflecting the following factors (after tax, in millions):

Con Edison of New York:	
Lower operation and maintenance expenses (excluding nuclear operations)	$22
Impact of weather in 2002 on net revenues versus 2001 (estimated)	18
Reserve for electric excess earnings	(26)
Amortization of divestiture gain in 2001	(25)
Reduction in gas base rates and lower non-firm gas sales	(21)
Economic conditions (estimated)	(8)
Other	(4)
Total Con Edison of New York	(44)
O&R	5
Unregulated subsidiaries including parent company	14
Cessation of goodwill amortization	11
Cumulative effect of changes in accounting principles	(22)
Total	**$(36)**

See "Results of Operations" below for further discussion and analysis of results of operations.

Application of Critical Accounting Policies

The Companies' financial statements reflect the application of their accounting policies, which conform to accounting principles generally accepted in the United States of America. The Companies' critical accounting policies include industry-specific accounting applicable to regulated public utilities and accounting for pensions and other postretirement benefits, contingencies, long-lived assets, derivative instruments, goodwill and leases.

The critical accounting policies are as follows:

Accounting for Regulated Public Utilities - SFAS No. 71

The Utilities are subject to SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," and, in accordance with SFAS No. 71, are subject to the accounting requirements of the Federal Energy Regulatory Commission (FERC) and state public utility regulatory authorities having jurisdiction.

SFAS No. 71 specifies the economic effects that result from the cause and effect relationship of costs and revenues in the rate-regulated environment and how these effects are to be accounted for by a regulated enterprise. Revenues intended to cover some costs may be recorded either before or after the costs are incurred. If regulation provides assurance that incurred costs will be recovered in the future, these costs would be recorded as deferred charges or "regulatory assets" under SFAS No. 71. If revenues are recorded for costs that are expected to be incurred in the future, these revenues would be recorded as deferred credits or "regulatory liabilities" under SFAS No. 71.

The Utilities' principal regulatory assets and liabilities are detailed in Note B to the financial statements. The Utilities are each receiving or being credited with a return on all regulatory assets for which a cash outflow has been made. The Utilities are each paying or being charged with a return on all regulatory liabilities for which a cash inflow has been received. The regulatory assets and liabilities will be recovered from customers, or applied for customer benefit, in accordance with rate provisions approved by the applicable public utility regulatory commission.

Accounting for Pensions and Other Postretirement Benefits

The Utilities provide pensions and other postretirement benefits to substantially all of their employees and retirees. Con Edison's unregulated subsidiaries also provide such benefits to certain of their employees. The Companies account for these benefits in accordance with SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions." In applying these accounting policies, the Companies have made critical estimates related to actuarial assumptions, including assumptions of expected returns on plan assets, future compensation, health care cost trends and appropriate discount rates. See Notes E and F to the financial statements for information about these assumptions, actual performance, amortization of investment and other actuarial gains and losses and calculated plan costs for 2003, 2002 and 2001.

Primarily because of the amortization of previous years' net investment gains, Con Edison of New York's pension expense for 2003, 2002 and 2001 was negative, resulting in a credit to and increase in net income in each year. Investment gains and losses on plan assets are fully recognized in expense over a 15-year period (20 percent of the gains and losses for each year begin to amortize in each of the following five years and the amortization period for each 20 percent portion of the gains and losses is ten years). This amortization is in accordance with the Statement of Policy issued by the New York Public Service Commission (PSC) and is permitted under SFAS No. 87.

The cost of pension and other postretirement benefits in future periods will depend on actual returns on plan assets and assumptions for future periods. Con Edison's current estimate for 2004 is a reduction, compared with 2003, in the pension and other postretirement benefits net credit of $19 million after tax for Con Edison of New York and an increase, compared to 2003, in pension and other postretirement benefits expense of $1 million for O&R. This reduction reflects, among other factors, the amortization of prior period actuarial losses associated with declines in the market value of assets in recent years, partially offset by the amortization of a gain on plan assets in 2003 and by the estimated impact in 2004 of recently enacted Medicare legislation (reduction in other postretirement benefit costs of $10 million after tax, including $9 million for Con Edison of New York and $1 million for O&R).

Amortization of market gains and losses experienced in previous years is expected to reduce Con Edison of New York's pension and other postretirement benefit net credit by an additional $25 million, after tax, in 2005. A 5.0 percentage point variation in the actual annual return in 2004 as compared with the expected annual asset return of 8.8 percent would change net income for Con Edison and Con Edison of New York by approximately $5 million in 2005, assuming no change in regulatory treatment.

In accordance with SFAS No. 71 and consistent with rate provisions approved by the PSC, O&R defers as a regulatory asset any difference between expenses recognized under SFAS No. 87 and the amounts reflected in rates for such expenses. Con Edison of New York's pending petitions for gas and steam rate increases include, and the company anticipates that its petition for an electric rate increase will include, a proposal for deferred accounting treatment of such expenses. See "Regulatory Matters", below.

Pension benefits are provided through a pension plan maintained by Con Edison to which Con Edison of New York, O&R and the unregulated subsidiaries make contributions for their participating employees. Pension accounting by the Utilities includes an allocation of plan assets. An actuarial valuation of the plan's funded status as of December 31, 2003, showed that the fair value of the plan's assets exceeded, by $712 million, the plan's accumulated benefit obligation (ABO) at that date. However, the fair market value of the plan assets could fall below the plan's ABO in future years. In that event, each of the Utilities would be required, under SFAS No. 87, to accrue a liability equal in amount to the difference between its share of the fair value of the plan assets and its portion of the ABO, plus, in the case of Con Edison of New York, its total prepaid pension costs, through a non-cash charge to other comprehensive income (OCI). The charge to OCI, which would be net of taxes, would not affect net income for common stock.

The Companies were not required to make cash contributions to their pension plans in 2003 under funding regulations and tax laws. O&R made a discretionary contribution of $18 million to the plan in 2003. In 2004, O&R and Con Edison's unregulated subsidiaries expect to make discretionary contributions of $22 million and $2 million, respectively. The Companies' policy is to fund its accounting cost to the extent it is tax deductible.

Accounting for Contingencies

SFAS No. 5, "Accounting for Contingencies," applies to an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Known material contingencies include the Utilities' responsibility for hazardous substances, such as asbestos, polychlorinated biphenyls (PCBs) and coal tar that have been used or generated in the course of operations, workers' compensation claims and Con Edison's legal proceedings relating to its October 1999 merger agreement with Northeast Utilities. See Notes G, K, Q, R, S, T and W to the financial statements. In accordance with SFAS No. 5, the Companies have accrued estimates of losses relating to the contingencies as to which loss is probable and can be reasonably estimated and no liability has been accrued for contingencies as to which loss is not probable or cannot be reasonably estimated.

Accounting for Long-Lived Assets

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" requires that certain long-lived assets must be tested for recoverability whenever events or changes in circumstances indicate their carrying amounts may not be recoverable. The carrying amount of a long-lived asset is deemed not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Under SFAS No. 144 an impairment loss is recognized if the carrying amount is not recoverable from such cash flows, and exceeds its fair value, which approximates market value.

The adverse market conditions affecting Con Edison's unregulated telecommunications and generation businesses led to the testing of their assets for impairment in 2003. A critical element of this test is the forecast of future undiscounted cash flows to be generated from the long-lived assets. Forecast of these cash flows requires complex judgments about future operations, which are particularly difficult to make with respect to evolving industries such as the energy-related and telecommunications businesses. Under SFAS No. 144, if alternative courses of action are under consideration or if a range is estimated for the amount of possible future cash flows, the probability of those possible outcomes must be weighted. As a result of the tests performed in 2003, Con Edison recognized impairment charges of $159 million ($94 million after-tax) for the assets of its unregulated telecommunications and generation businesses. See Note H to the financial statements.

Accounting for Derivative Instruments

The Companies apply SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, and other related accounting pronouncements to their derivative financial instruments. The Companies use derivative financial instruments to hedge market price fluctuations in related underlying transactions for the physical purchase and sale of electricity and gas and interest rate risk on certain debt securities. See "Financial and Commodity Market Risks" below and Note P to the financial statements.

Accounting for Goodwill

Con Edison adopted SFAS No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002. In accordance with this standard, Con Edison ceased amortizing goodwill and began testing remaining goodwill balances for impairment on an annual basis. Con Edison completed initial goodwill impairment tests and recorded a loss of $34.1 million ($20.2 million after tax) as of January 1, 2002, relating to certain generation assets owned by an unregulated subsidiary. The unamortized goodwill of $405.8 million, relating to the acquisition of O&R, was tested for impairment and determined not to be impaired. See Note L to the financial statements.

In determining whether or not its goodwill is impaired, Con Edison is required to make certain estimates and assumptions that could affect the results of the goodwill impairment test. Actual results could differ from the estimates used.

Accounting for Leases

The Companies apply SFAS No. 13, "Accounting for Leases" and other related accounting pronouncements to their leasing transactions. See Notes K and T to the financial statements.

Liquidity and Capital Resources

The Companies' liquidity reflects cash flows from operating, investing and financing activities, as shown on their respective consolidated statement of cash flows and as discussed below.

The principal factors affecting Con Edison's liquidity at the holding company level are its investments in the Utilities, the dividends it pays to its shareholders and the dividends it receives from the Utilities. In addition, in 2003 Con Edison issued 11.9 million shares of common stock for $431 million ($381 million of which it invested in Con Edison of New York) and $200 million of five-year debt. In 2002, the company issued $325 million of 40-year debt (most of which it invested in its unregulated subsidiaries).

The principal factors affecting the Utilities' liquidity are the cash flow generated from operations, construction expenditures and maturities of their debt securities. In addition, Con Edison of New York in 2003 received a $381 million capital contribution from Con Edison; in 2002 and 2001 issued $225 million and $95 million, respectively, of additional debt net of redemptions; and in 2001 received net proceeds of $597 million from the sale of generating assets, net of a contribution to its nuclear decommissioning trust (see Note J to the financial statements). Also, since 2001, Con Edison of New York has incurred substantial, primarily capital, costs in connection with the attack on the World Trade Center and the subsequent restoration of lower Manhattan and to date has received reimbursement of such costs of $29 million from the federal government (see Note R to the financial statements). In 2003, O&R redeemed $35 million of debt at maturity with commercial paper.

The Companies each believes that it will be able to meet its reasonably likely short-term and long-term cash requirements, assuming that the Utilities' rate plans reflect their costs of service, including a return on invested capital. See "Regulatory Matters," below and "Application of Critical Accounting Policies - Accounting for Contingencies," above.

Changes in the Companies' cash and temporary cash investments resulting from operating, investing and financing activities for the years ended December 31, 2003, 2002 and 2001 are summarized as follows:

Con Edison

(Millions of Dollars)	2003	2002	Variance 2003 vs. 2002	2001	Variance 2002 vs. 2001
Operating activities	$1,319	$1,522	$(203)	$1,587	$ (65)
Investing activities	(1,527)	(1,634)	107	(941)	(693)
Financing activities	143	(115)	258	(382)	267
Net change for the period	(65)	(227)	162	264	(491)
Balance at beginning of period	132	359	(227)	95	264
Balance at end of period (including restricted cash)	$ 67	$ 132	$ (65)	$ 359	$(227)

Con Edison of New York

(Millions of Dollars)	2003	2002	Variance 2003 vs. 2002	2001	Variance 2002 vs. 2001
Operating activities	$1,169	$1,310	$(141)	$1,306	$ 4
Investing activities	(1,337)	(1,273)	(64)	(569)	(704)
Financing activities	113	(214)	327	(542)	328
Net change for the period	(55)	(177)	122	195	(372)
Balance at beginning of period	88	265	(177)	70	195
Balance at end of period (including restricted cash)	$ 33	$ 88	$ (55)	$ 265	$(177)

O&R

(Millions of Dollars)	2003	2002	Variance 2003 vs. 2002	2001	Variance 2002 vs. 2001
Operating activities	$128	$104	$24	$107	$(3)
Investing activities	(71)	(60)	(11)	(61)	1
Financing activities	(49)	(44)	(5)	(52)	8
Net change for the period	8	-	8	(6)	6
Balance at beginning of period	2	2	-	8	(6)
Balance at end of period (including restricted cash)	$ 10	$ 2	$ 8	$ 2	$ -

Cash Flows from Operating Activities

The Utilities' cash flows from operating activities reflect principally their energy sales and deliveries and cost of operations. The volume of energy sales and deliveries is dependent primarily on factors external to the Utilities, such as weather and economic conditions. The prices at which the Utilities provide energy to their customers are determined in accordance with rate plans approved by the state public utility regulatory authority having jurisdiction – the PSC, the New Jersey Board of Public Utilities (NJBPU) and the Pennsylvania Public Utility Commission (PPUC). See "Regulatory Matters" below. In general, changes in the Utilities' cost of purchased power, fuel and gas may affect the timing of cash flows but not net income because the costs are recovered in accordance with rate plans. See "Recoverable Energy Costs" in Note A to the financial statements.

Net income for common stock is the result of cash and non-cash (or accrual) transactions. Only cash transactions affect the Companies' cash flows from operating activities. Principal non-cash charges include depreciation and deferred taxes, and for Con Edison in 2003, impairment charges. For Con Edison of New York, principal non-cash credits include prepaid pension costs. Pension credits result from past favorable performance in Con Edison of New York's pension fund and assumptions about future performance. See "Application of Critical Accounting Policies – Accounting for Pensions and Other Postretirement Benefits" and Notes E and F to the financial statements.

Net cash flows from operating activities in 2003 for Con Edison and Con Edison of New York were $203 million and $141 million lower than 2002, respectively. This decrease reflects lower net income at Con Edison of New York (due to a certain extent to costs not reflected in current rates) and for Con Edison (due to greater losses at the unregulated subsidiaries). This decrease also reflects Con Edison of New York's increase in the value of gas in storage (reflecting both higher unit costs and higher volumes) and a higher level of accrued construction commitments at year-end 2002 that were paid for in 2003. This decrease was partially offset by an increase in deferred income tax expense.

Net cash flows from operating activities in 2003 for O&R were $24 million higher than in 2002 due primarily to increased deferred income tax expense, partially offset by the increased value of gas in storage (resulting from higher unit costs and volumes).

Net cash flows from operating activities in 2002 for Con Edison were $65 million lower than in 2001. This decrease was due principally to higher energy costs and sales at the Utilities in December 2002 as compared with December 2001, resulting in increased customer accounts receivable and recoverable energy costs, offset in part by increased accounts payable balances. The net benefit to cash flows from these activities in 2001 was greater than the benefit in 2002 because high energy costs at year-end 2000 were collected in 2001 and energy purchases at year-end 2001 were lower than the prior year. The change in cash flows also reflects the timing of federal income tax payments and refunds for the Utilities and net cash received related to regulatory liabilities, such as transmission congestion contracts, offset by increased cash expended related to regulatory assets.

Net cash flows from operating activities in 2002 for Con Edison of New York were $4 million higher than in 2001. The change in cash flows reflects the aforementioned impact of the timing of energy sales and cost recovery, the timing of federal income tax payments and refunds, and cash received or expended related to regulatory liabilities and regulatory assets, respectively.

Cash Flows Used in Investing Activities

Net cash flows used in investing activities for Con Edison were $107 million lower in 2003 than in 2002, due primarily to lower construction expenditures by its unregulated subsidiaries, partially offset by increased construction expenditures by the Utilities. Cash flows used in investing activities were $64 million and $11 million higher in 2003 than in 2002 for Con Edison of New York and O&R, respectively, due primarily to increased construction expenditures.

Net cash flows used in investing activities for Con Edison and Con Edison of New York were $693 million and $704 million higher in 2002 compared with 2001, respectively, due primarily to the receipt in 2001 of net proceeds from generation divestiture. See Note J to the financial statements. In addition, Con Edison of New York construction expenditures increased in 2002 compared with 2001, principally to meet load growth on the company's electric distribution system, to effect permanent restoration of portions of the electric, gas and steam systems in lower Manhattan following the World Trade Center attack and for the ongoing project to add incremental generating capacity at Con Edison of New York's East River steam-electric generating plant (the East River Repowering Project).

Deferred real estate sale costs related to the demolition and remediation of a nine-acre development site in midtown Manhattan along the East River were $134 million at December 31, 2002, compared with $105 million at December 31, 2001. In 2000, Con Edison of New York agreed to sell this site for an expected price of $576 million to $680 million, depending on zoning and other adjustments. The sale is subject to PSC approval and other conditions. The buyer paid Con Edison of New York $50 million in 2000 as a down payment, which Con Edison used to fund a portion of the demolition and remediation expenses. The down payment has been recorded as a regulatory liability.

Net cash flows used in investing activities for O&R were $1 million lower in 2002 than in 2001.

Cash Flows from/(used in) Financing Activities

Net cash flows from financing activities in 2003 for Con Edison and Con Edison of New York increased $258 million and $327 million, respectively in 2003 compared with 2002.

Con Edison's cash flows from financing activities for the year ended December 31, 2003, reflect the issuance of 9.6 million Con Edison common shares (resulting in proceeds of $381 million, which was invested by Con Edison in Con Edison of New York) and $200 million of Con Edison's 3.625 percent 5-year Series 2003A Debentures (most of which was invested in the unregulated subsidiaries). Cash flows from financing activities in 2002 reflect the issuance of $325 million of Con Edison's 7.25 percent 40-year Series 2002A Debentures (the proceeds of which were used to repay commercial paper). Cash flows from financing activities in both 2003 and 2002 also reflect the issuance of Con Edison common shares through its dividend reinvestment and employee stock plans (2003: 2.3 million shares for $50 million; 2002: 1.7 million shares for $25 million). In addition, common stock dividends paid in 2003 and 2002 were reduced by $46 million and $44 million, respectively, to reflect the amount of dividends reinvested in Con Edison common shares through the dividend reinvestment and employee stock plans.

Net cash flows used in financing activities for Con Edison and Con Edison of New York decreased $267 million and $328 million in 2002 compared with 2001, respectively. This decrease reflects principally increased debt financing for construction expenditures at Con Edison of New York and a reduction in the dividends paid by Con Edison of New York to Con Edison. In addition, in September 2001, Con Edison of New York used the proceeds from the sale of its nuclear plant to repay outstanding short-term borrowing.

Net cash flows used in financing activities for O&R were $8 million lower in 2002 than 2001, due primarily to the retirement of short-term debt in excess of proceeds from issuances.

Net cash flows from financing activities during the years ending December 31, 2003, 2002 and 2001 also reflect Con Edison of New York's (unless otherwise noted) refunding and issuance of long-term debt and preferred stock as follows:

2003

- Redeemed in advance of maturity $275 million 7.75 percent 35-year Series 1996A, Subordinated Deferrable Interest Debentures using cash held for that purpose at December 31, 2002;
- Redeemed at maturity $150 million of 6.375 percent 10-year Series 1993D Debentures and issued $175 million 5.875 percent 30-year Series 2003A Debentures;
- Redeemed $380 million 7.5 percent 30-year Series 1993G Debentures using the net proceeds from the issuance of $200 million 3.85 percent 10-year Series 2003B Debentures and $200 million 5.10 percent 30-year Series 2003C Debentures;
- O&R redeemed at maturity its $35 million 6.56 percent 10-year Series 1993D Debentures using proceeds from the issuance of commercial paper.

2002

- Redeemed at maturity $150 million 6.625 percent 9-year Series 1993C;
- Redeemed at maturity $150 million variable-rate 5-year Series 1997A and issued $300 million of 5.625 percent 10-year Series 2002A Debentures;
- Redeemed at maturity $37 million of Cumulative Preferred Stock $100 par value 6.125 percent Series J;
- Issued $500 million of 4.875 percent 10-year Series 2002B Debentures.

2001

- Redeemed at maturity $150 million 6.5 percent 10-year Series 1993B;
- Issued $400 million 7.5 percent 40-year Series 2001A;
- Issued $225 million variable rate 35-year tax-exempt debt Series 2001A through the New York State Energy Research and Development Authority (NYSERDA) and redeemed in advance of maturity $128 million 7.5 percent 25-year Series 1991A and $100 million 6.75 percent 25-year Series 1992A NYSERDA bonds;
- Issued $98 million variable rate 35-year tax-exempt debt through NYSERDA and redeemed in advance of maturity $100 million 6.375 percent 25-year Series 1992B NYSERDA bonds;
- Redeemed at maturity $150 million variable rate 5-year Series 1996B.

In 2002, Con Edison of New York changed the interest rate method applicable to $224.6 million aggregate principal amount of its tax-exempt Facilities Revenue Bonds, Series 2001A from a variable weekly rate mode to a 10-year term mode, callable at par after three years with a 4.7 percent annual interest rate. In addition, Con Edison of New York entered into a swap agreement in connection with these bonds pursuant to which the company pays interest at a variable rate equal to the three-month LIBOR and is paid interest at a fixed rate of 5.375 percent. See Note P to the financial statements.

Cash flows from financing activities of the Companies also reflect commercial paper issuance (included on the consolidated balance sheets as "Notes payable"). The commercial paper amounts outstanding at December 31, 2003, 2002 and 2001 and the average daily balance for 2003, 2002 and 2001 for Con Edison, Con Edison of New York and O&R were as follows:

(Millions of Dollars,except Weighted Average Yield)	2003 Outstanding at December 31	2003 Daily average	2002 Outstanding at December 31	2002 Daily average	2001 Outstanding at December 31	2001 Daily average
Con Edison	$156	$326	$151	$256	$176	$242
Con Edison of New York	$ 99	$179	$ -	$157	$ -	$164
O&R	$ 15	$ 33	$ 1	$ 1	$ 17	$ 28
Weighted average yield	1.0%	1.2%	1.2%	1.7%	2.0%	4.6%

External borrowings are a source of liquidity that could be affected by changes in credit ratings, financial performance and capital markets. For information about the Companies' credit rating and certain financial ratios, see "Capital Resources," below.

In January 2004, Con Edison of New York issued $245.3 million of its variable rate, tax-exempt Facilities Revenue Bonds, Series 2004A and B, the proceeds of which are being used to redeem in advance of maturity its fixed rate, tax-exempt Facilities Revenue Bonds, Series 1993A, B and C.

In February 2004, Con Edison of New York issued $200 million of 4.7 percent 10-year Series 2004A Debentures and $200 million of 5.7 percent 30-year Series 2004B Debentures, the proceeds of which were used to redeem in advance of maturity the company's $150 million 7.125 percent Series 1994A Debentures and for general corporate purposes.

Changes in Assets and Liabilities

The following table shows changes in assets and liabilities at December 31, 2003, compared with December 31, 2002, that have impacted the Companies' consolidated statements of cash flows. The changes in these balances are utilized to reconcile income to cash flow from operations. With respect to regulatory liabilities, see Note B to the financial statements.

(Millions of Dollars)	Con Edison 2003 vs. 2002 Variance	Con Edison of New York 2003 vs. 2002 Variance	O&R 2003 vs. 2002 Variance
Accounts receivable – customers, less allowance for uncollectible accounts	$107	$ 90	$ 3
Gas in storage	69	52	13
Prepaid pension costs	233	233	-
Accounts payable	(20)	(30)	11
Superfund and other environmental liabilities	50	45	5
Deferred income taxes – liability	391	333	44
Regulatory liabilities – transmission congestion contracts	159	159	-

Accounts receivable – customers, less allowance for uncollectible accounts increased due primarily to higher electric and gas sales revenue for the Utilities and higher electric purchased power and gas unit costs (which are recoverable from customers) for Con Edison of New York during December 2003 compared with December 2002. Energy sales and purchased power costs are discussed below under "Results of Operations."

Gas in storage increased at December 31, 2003 as compared with year-end 2002 due primarily to higher unit costs and volumes of gas in storage at December 31, 2003 as compared with year-end 2002.

Prepaid pension costs for Con Edison and Con Edison of New York increased at December 31, 2003 as compared with year-end 2002 due to the recognition of the current period's pension credits.

Accounts payable for Con Edison and Con Edison of New York decreased at December 31, 2003 as compared with year-end 2002 due primarily to a higher level of accrued construction commitments at year-end 2002. This decrease was offset in part by increased electric purchased power costs for Con Edison of New York at December 31, 2003 as compared with year-end 2002, reflecting higher unit costs.

Superfund and other environmental liabilities for the Companies increased at December 31, 2003 as compared with year-end 2002 reflecting increased estimates for investigation, removal and remediation costs.

Deferred income taxes – liability increased at December 31, 2003 as compared with year-end 2002 due primarily to accelerating tax deductions for capitalized indirect costs.

Transmission congestion contracts (See "Regulatory Assets and Liabilities" in Note B to the financial statements) increased at December 31, 2003 compared with year-end 2002 reflecting proceeds from the sale through the New York Independent System Operator (NYISO) of transmission rights on Con Edison of New York's transmission system. These proceeds are being retained for customer benefit.

Capital Resources

Con Edison is a holding company that operates only through its subsidiaries and has no material assets other than its interests in its subsidiaries. Con Edison expects to finance its capital requirements primarily from dividends it receives from its subsidiaries and through the sale of securities, including commercial paper. In addition, Con Edison's ability to make payments on its external borrowings and dividends on its common shares is dependent on its receipt of dividends from its subsidiaries or proceeds from the sale of its securities or its interests in its subsidiaries.

For information about restrictions on the payment of dividends by the Utilities and significant debt covenants, see Note C to the financial statements.

For information on the Companies' commercial paper program and revolving credit agreements with banks, see Note D to the financial statements.

The Utilities expect to finance their operations, capital requirements and payment of dividends to Con Edison from internally generated funds and external borrowings.

In December 2001, the PSC authorized the Utilities to issue up to $1.95 billion of debt securities prior to 2006, of which Con Edison of New York issued $195 million and $525 million of debt securities in 2003 and 2002, respectively. In addition, the PSC authorized the refunding of the Utilities' outstanding debt securities and preferred stock.

Con Edison's unregulated subsidiaries have financed their operations and capital requirements primarily with capital contributions from Con Edison, internally generated funds and external borrowings. See Note T to the financial statements.

In August 2002, Congress appropriated funds for which Con Edison of New York is eligible to apply, to recover costs it incurred in connection with the World Trade Center attack. In accordance with procedural guidelines for disbursement of the federal funds, Con Edison of New York submitted its initial application for funds in October 2003 and received the first installment of $29 million on October 31, 2003. The Company will submit additional applications when appropriate. See Note R to the financial statements.

For each of the Companies, the ratio of earnings to fixed charges (Securities and Exchange Commission basis) for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 was:

Earnings to Fixed Charges	2003	2002	2001	2000	1999
Con Edison	2.7	3.1	3.3	3.0	3.8
Con Edison of New York	3.4	3.4	3.7	3.2	4.2
O&R	4.4	3.3	3.5	3.4	2.5

For each of the Companies, the common equity ratio at December 31, 2003, 2002 and 2001 was:

		As of December 31,	
	2003	2002	2001
Con Edison	48.0	48.1	49.8
Con Edison of New York	49.3	46.6	47.2
O&R	55.1	53.6	50.0

The commercial paper of the Companies is rated P-1, A-1 and F1, respectively, by Moody's Investor Service, Inc. (Moody's), Standard & Poor's Rating Services (S&P) and Fitch Ratings (Fitch). Con Edison's unsecured debt is rated A2, A- and A-, respectively, by Moody's, S&P and Fitch. The unsecured debt of the Utilities is rated A1, A and A+, respectively, by Moody's, S&P and Fitch. A securities rating is subject to revision or withdrawal at any time by the assigning rating organization.

Capital Requirements

The following table compares the Companies' capital requirements for the years 2001 through 2003 and estimated amounts for 2004 and 2005.

(Millions of Dollars)	2001	2002	2003	2004	2005
Regulated utility construction expenditures					
Con Edison of New York	$ 984	$1,082	$1,167	$1,060	$1,362
O&R	59	58	71	83	81
Total regulated construction expenditures	$1,043	$1,140	$1,238	$1,143	$1,443
Unregulated subsidiaries construction expenditures	154	282	105	30	29
Sub-total	1,197	1,422	1,343	1,173	1,472
Retirement of long-term securities at maturity					
Con Edison of New York	628	337	805	150	450
O&R	-	-	35	-	-
Unregulated subsidiaries	10	11	16	16	17
Total retirement of long-term securities at maturity	638	348	856	166	467
Total	**$1,835**	**$1,770**	**$2,200**	**$1,339**	**$1,939**

Con Edison of New York's utility construction expenditures in 2003 and 2004 reflect programs to meet electric load growth and reliability needs, gas infrastructure expenditures, the East River Repowering Project and expenditures for permanent electric, gas and steam system restoration following the World Trade Center attack (see Note R to the financial statements). The increase for 2005 reflects an anticipated higher level of expenditures for electric substations and ongoing improvements and reinforcements of the electric distribution system.

The unregulated subsidiaries' construction expenditures declined in 2003 and are expected to continue to decline, consistent with there being no major construction or acquisition expected for those businesses. At December 31, 2003 and 2002, Con Edison's investment balance in these subsidiaries, on an unconsolidated basis, was $703 million and $790 million, respectively.

Contractual Obligations

The following tables summarize the Companies' material obligations at December 31, 2003, to make payments pursuant to contracts. Long-term debt, capital lease obligations and other long-term liabilities are included on their balance sheets. Operating leases and non-utility generator (NUG) contracts (for which undiscounted future annual payments are shown) are disclosed in the notes to the financial statements.

(Millions of Dollars) Contractual Obligations	Total	Payments Due by Period Less than 1 year	1 – 3 years	4-5 years	After 5 years
Long-term debt (Note C)					
Con Edison of New York	$ 5,609	$ 150	$ 450	$ 610	$ 4,399
O&R	302	-	-	20	282
Unregulated subsidiaries and parent	1,012	16	37	245	714
Total Long-term debt	$ 6,923	$ 166	$ 487	$ 875	$ 5,395
Capital lease obligations (Note K)					
Con Edison of New York	$ 65	$ 8	$ 14	$ 15	$ 28
Unregulated subsidiaries	6	6	-	-	-
Total Capital lease obligations	$ 71	$ 14	$ 14	$ 15	$ 28
Operating leases (Notes K and T)					
Con Edison of New York	$ 82	$ 40	$ 13	$ 10	$ 19
O&R	28	3	4	4	17
Unregulated subsidiaries	48	8	14	16	10
Total operating leases	$ 158	$ 51	$ 31	$ 30	$ 46
Purchase obligations:					
Non-utility generator contracts – Utilities (Note I)					
Con Edison of New York	$ 8,112	$ 530	$1,065	$1,171	$ 5,346
O&R	105	57	48	-	-
Total non-utility generator contracts	$ 8,217	$ 587	$1,113	$1,171	$ 5,346
Natural gas supply, transportation, and storage contracts – Utilities					
Con Edison of New York	$ 298	$ 101	$ 87	$ 61	$ 49
O&R	122	41	36	25	20
Total natural gas supply, transportation and storage contracts	$ 420	$ 142	$ 123	$ 86	$ 69
Other purchase obligations(a)					
Con Edison of New York	$ 1,136	$ 228	$ 455	$ 453	$ -
O&R	80	17	32	31	-
Total other purchase obligations	$ 1,216	$ 245	$ 487	$ 484	$ -
Unregulated subsidiary commodity and service agreements(b)	$ 661	$ 254	$ 173	$ 42	$ 192
Total	$17,666	$1,459	$2,428	$2,703	$11,076

(a) Other purchase obligations for the Utilities exclude amounts included in other contractual obligations shown on the table. Amounts shown for purchase obligations were derived from the Utilities' purchasing systems as the difference between the amounts authorized and the amounts paid (or vouchered to be paid) for each obligation. For most of its purchase obligations, the Utilities are committed to purchase less than the amount authorized, typically a 10 percent commitment. These other purchase obligations reflect capital and operations and maintenance costs entered into by the Utilities in running their day to day operations. Payments of the other purchase obligations are assumed to be made ratably over the terms of the obligations.

(b) Represents commitments to purchase electric energy and capacity, natural gas and natural gas pipeline capacity and operation and maintenance generation service agreements entered into by Con Edison's unregulated subsidiaries.

The Companies' commitments to make payments in addition to these contractual commitments are their other liabilities reflected in their balance sheets and Con Edison's guarantees of certain obligations of its subsidiaries. See Notes S and T to the financial statements.

Electric Power Requirements

In 2003, the Utilities purchased substantially all of the energy they sold to customers pursuant to firm contracts with NUGs and others and through the NYISO's wholesale electricity market. Con Edison expects that these resources will again be adequate to meet the requirements of its customers in 2004.

In general, the Utilities recover prudently incurred purchase power costs pursuant to rate provisions approved by the state public utility regulatory authority having jurisdiction. See "Financial and Commodity Market Risks – Commodity Price Risk" below and "Recoverable Energy Costs" in Note A to the financial statements. From time to time certain parties have petitioned the PSC to review these provisions, the elimination of which could have a material adverse effect on the Companies' financial position, results of operations or liquidity.

To reduce the volatility of electric energy costs, the Utilities have firm contracts to purchase electric energy (including the output of the nuclear generating unit divested in 2001) and have entered into derivative transactions to hedge the costs of expected purchases, which together cover a substantial portion of the electric energy expected to be sold to customers in the summer of 2004. See Notes I and P to the financial statements. O&R's New Jersey subsidiary entered into firm contracts to purchase electric energy for a substantial portion of the electric energy expected to be sold to its customers in 2004. Con Edison of New York also owns approximately 630 MW of generating stations associated primarily with its steam system, located in New York City, the electricity output of which it sells through the NYISO's wholesale electricity market.

The East River Repowering Project will add incremental electric capacity of approximately 200 MW based on a winter nominal rating or approximately 125 MW based on a summer nominal rating. In a July 1998 order, the PSC indicated that it "agree(s) generally that Con Edison of New York need not plan on constructing new generation as the competitive market develops," but considers "overly broad" and did not adopt Con Edison of New York's request for a declaration that, solely with respect to providing generating capacity, it will no longer be required to engage in long-range planning to meet potential demand and, in particular, that it will no longer have the obligation to construct new generating facilities, regardless of the market price of capacity. Con Edison of New York monitors the adequacy of the electric capacity resources and related developments in its service area, and works with other parties on long-term resource adequacy issues within the framework of the NYISO.

Con Edison's unregulated subsidiaries sell electricity in the wholesale and retail NYISO and other markets. At December 31, 2003, Con Edison Development's interests in electric generating facilities amounted to 1,668 MW. Con Edison Energy sells the electricity from these generating facilities under contract or on the wholesale electricity markets. See "Financial and Commodity Market Risks – Commodity Price Risk," below.

Regulatory Matters

For additonal information about the electric, gas and steam agreements discussed below, see "Rate and Restructuring Agreements" in Note B to the financial statements.

Electric

In July 2002, FERC issued a Notice of Proposed Rulemaking (NOPR) to establish a Standard Market Design (SMD) for wholesale electricity markets across the country. The proposed SMD has many of the elements of the markets that have been established in the Northeast, and if adopted, could facilitate transactions among energy markets across the country. After receiving over 1,000 comments on the proposals contained in its SMD NOPR, the FERC issued its Wholesale Market Platform "White Paper" on April 28, 2003. The White Paper built on the existing rules contained in Order 2000. Key among the attributes discussed in the White Paper are flexibility on the scope and configuration to allow for both Independent System Operators (ISOs) and Regional Transmission Organizations (RTOs); the need for a regional planning process; the need for rate mechanisms that minimize cost shifts; the need to eliminate "seams" charges between ISOs and RTOs; the use of a real-time market for energy to resolve imbalances; and the need for an approach to manage congestion, which could include locational pricing with firm transmission rights, that protects against manipulation, utilizes the grid effectively and promotes the use of lower cost generation. In addition, each region within an RTO or ISO will determine how it will ensure that its region has sufficient resources to meet customers' needs. Since releasing its White Paper, the FERC has held technical conferences on various issues. However, it has not issued any specific orders for compliance. The energy bill introduced in Congress in 2003 contained a provision remanding SMD to the FERC and requiring that no new rule could be issued before October 31, 2006 or could become effective before December 31, 2006. The energy bill was not passed in 2003. The Senate leadership has stated its intent to bring the bill up for vote again in 2004.

In September 1997, the PSC approved a restructuring agreement among Con Edison of New York, the PSC staff and certain other parties (the 1997 Restructuring Agreement). Pursuant to the 1997 Restructuring Agreement, Con Edison of New York reduced electric rates on an annual basis by $129 million in 1998, $80 million in 1999, $103 million in 2000 and $209 million in 2001, divested most of its electric generating capacity, and enabled all of its electric customers to be served by competitive energy suppliers.

In November 2000, the PSC approved an October 2000 agreement (the 2000 Electric Rate Agreement) that, among other things, revised and extended the electric rate plan provisions of the 1997 Restructuring Agreement and addressed certain generation divestiture-related issues.

The electric rate plan provisions of the 2000 Electric Rate Agreement cover the five-year period ending March 2005. Pursuant to the 2000 Electric Rate Agreement, Con Edison of New York reduced the distribution component of its electric rates by $170 million on an annual basis, effective October 2000.

The 2000 Electric Rate Agreement continues the rate provisions pursuant to which Con Edison of New York recovers prudently incurred purchased power and fuel costs from customers. See "Recoverable Energy Costs" in Note A to the financial statements.

O&R has entered into settlement agreements or similar arrangements with the PSC, NJBPU and PPUC that provide for a transition to a competitive electric market.

In October 2003, the PSC approved agreements among O&R, the staff of the PSC and other parties with respect to the rates O&R can charge to its New York customers for electric service. The electric agreement, which covers the period from July 1, 2003 through October 31, 2006, provides for no changes to electric base rates and contains provisions for the amortization and offset of regulatory assets and liabilities, the net effect of which will reduce electric operating income by a total of $11 million (pre-tax) between July 2003 and June 2006. During the second half of 2003, O&R amortized $3.7 million of the $11 million. The agreement continues to provide for recovery of energy costs from customers on a current basis and for O&R to share equally with customers earnings in excess of a 12.75 percent return on common equity during the three year period from July 2003 through June 2006. The period from July 2006 through October 2006 will not be subject to earnings sharing.

In July 2003, the NJBPU ruled on the petitions of Rockland Electric Company (RECO), the New Jersey utility subsidiary of O&R, for an increase in electric rates and recovery of deferred purchased power costs. See "Recoverable Energy Costs" and "Rate and Restructuring Agreements – Electric" in Notes A and B, respectively, to the financial statements. The NJBPU ordered a $7 million decrease in RECO's electric base rates, effective August 2003, authorized RECO's recovery of approximately $83 million of previously deferred purchased power costs and associated interest and disallowed recovery of approximately $19 million of such costs and associated interest. At December 31, 2002, the company had accrued a reserve for $13 million of the disallowance, and at June 30, 2003 reserved an additional $6 million for the disallowance.

Gas

In November 2003, Con Edison of New York filed a request with the PSC to increase charges for gas service by $108 million (9.8 percent), effective October 2004.

Con Edison of New York is currently operating under a gas rate agreement approved by the PSC in April 2002. The Agreement covers the three-year period ending September 30, 2004. The rate agreement reduced retail sales and transportation rates by $25 million, on an annual basis.

In November 2000, the PSC approved an agreement between Con Edison of New York, the PSC staff and certain other parties that revised and extended the 1996 gas rate settlement agreement through September 2001. The 1996 agreement, with limited exceptions, continued base rates at September 1996 levels through September 2000.

In October 2003, the PSC approved an agreement among O&R, the staff of the PSC and other parties with respect to the rates O&R can charge to its New York customers for gas service. The O&R gas agreement, which covers the period from November 1, 2003 through October 31, 2006, provides for annual increases in gas base rates of $9 million (5.8 percent) effective November 2003, $9 million (4.8 percent) effective November 2004 and $5 million (2.5 percent) effective November 2005. The O&R gas agreement also continues a weather normalization clause that moderates, but does not eliminate, the effect of weather-related changes on net income. The agreement continues to provide for recovery of energy costs from customers on a current basis and for O&R to share equally with customers earnings in excess of an 11 percent return on common equity over the term of the agreement. The agreement also contains incentives under which, among other things, the company earns additional amounts based on attaining specified targets for customer migration to its retail access programs and the achievement of certain net revenue targets for interruptible sales and transportation customers.

In November 2000, the PSC also approved a gas rate agreement between O&R, PSC Staff and certain other parties covering the three-year period November 2000 through October 2003.

Steam

In November 2003, Con Edison of New York filed a request with the PSC to increase annual charges for steam service by

$129 million (14.6 percent), effective October 2004.

Con Edison of New York is currently operating under a steam rate agreement that was approved by the PSC in December 2000. The agreement provided for a $16.6 million steam rate increase, which took effect October 2000 and, with limited exceptions, provided for no further changes in steam rates prior to October 2004.

Financial and Commodity Market Risks

The Companies are subject to various risks and uncertainties associated with financial and commodity markets. The most significant market risks include interest rate risk, commodity price risk, credit risk and investment risk.

Interest Rate Risk

The interest rate risk relates primarily to variable rate debt and to new debt financing needed to fund capital requirements, including the construction expenditures of the Utilities and maturing debt securities. Con Edison and its subsidiaries manage interest rate risk through the issuance of mostly fixed rate-debt with varying maturities and through opportunistic refinancing of debt. Con Edison estimates that, as of December 31, 2003, each 10 percent variation in interest rates applicable to the Companies' variable rate debt of $816 million would result in a change in annual interest expense of $1 million. For each 10 percent change in Con Edison of New York's and O&R's variable interest rates applicable to their variable rate debt of $714 million and $59 million, respectively, annual interest expense for Con Edison of New York would change by $1 million and there would be no material impact for O&R.

In addition, Con Edison and its subsidiaries, from time to time, enter into derivative financial instruments to hedge interest rate risk on certain debt securities. See "Interest Rate Hedging" in Note P to the financial statements.

Commodity Price Risk

Con Edison's commodity price risk relates primarily to the purchase and sale of electricity, gas and related derivative instruments. The Utilities and Con Edison's unregulated subsidiaries have risk management strategies to mitigate their related exposures. See Note P to the financial statements.

Con Edison estimates that, as of December 31, 2003, each 10 percent change in market prices would result in a change in fair value of $12 million for the derivative instruments used by the Utilities to hedge purchases of electricity and gas, of which $8 million is for Con Edison of New York and $4 million for O&R. Con Edison expects that any such change in fair value would be largely offset by directionally opposite changes in the cost of the electricity and gas purchased. In accordance with provisions approved by state regulators, the Utilities generally recover from customers the costs they incur for energy purchased for their customers, including gains and losses on certain derivative instruments used to hedge energy purchased and related costs. See "Recoverable Energy Costs" in Note A to the financial statements.

Con Edison's unregulated subsidiaries use a value-at-risk (VaR) model to assess the market risk of their electricity and gas commodity fixed price purchase and sales commitments, physical forward contracts and commodity derivative instruments. VaR represents the potential change in fair value of instruments or the portfolio due to changes in market factors, for a specified time period and confidence level. The unregulated subsidiaries estimate VaR across their electricity and natural gas commodity businesses using a delta-normal variance/covariance model with a 95 percent confidence level. Since the VaR calculation involves complex methodologies and estimates and assumptions that are based on past experience, it is not necessarily indicative of future results. VaR for transactions associated with hedges on generating assets and commodity contracts, assuming a one-day holding period, for the years ended December 31, 2003, and 2002, respectively, was as follows:

95% Confidence Level, One-Day Holding Period	2003 (Millions of Dollars)	2002
Average for the period	$1	$1
High	$3	$3
Low	$ -	$1

Credit Risk

The Companies are exposed to credit risk related to over-the-counter transactions entered into primarily for the various energy supply and hedging activities by the Utilities and the unregulated energy subsidiaries. Credit risk relates to the loss that may result from a counterparty's nonperformance. The Companies use credit policies to manage this risk, including an established credit approval process, monitoring of counterparty limits, master netting agreements and collateral or prepayment arrangements. The Companies measure credit risk exposure as the replacement cost for open energy commodity and derivative positions plus amounts owed from counterparties for settled transactions. The replacement cost of open positions represents unrealized gains, net of any unrealized losses where the company has a legally enforceable right of setoff.

Con Edison's unregulated energy subsidiaries had $71 million of credit exposure, net of collateral and reserves, at December 31, 2003, of which $63 million was with investment grade counterparties and $8 million was with the New York Mercantile Exchange or independent system operators.

Investment Risk

The Companies' investment risk relates to the investment of the assets of their pension and other post retirement benefit plans. See "Application of Critical Accounting Policies - Accounting for Pensions and Other Post-Retirement Benefits," above. The Companies' current investment policy for pension plan assets includes investment targets of 65 percent equities and 35 percent fixed income and other securities. At December 31, 2003, the pension plan investments consisted of 64 percent equity and 36 percent fixed income and other securities. See Note E to the financial statements.

Energy Trading Activities

Unregulated subsidiaries of Con Edison engage in energy trading activities that are accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. See Note P to the financial statements.

Prior to October 2002, these contracts were accounted for under Emerging Issues Task Force (EITF) Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities." As of October 2002, energy and energy-related trading contracts that meet the definition of a derivative are accounted for under SFAS No. 133. Such contracts are marked to market with gains and losses recognized in earnings. For the years ended December 31, 2003 and 2002, Con Edison recognized in income net unrealized pre-tax losses of $3 million and $1 million, respectively, excluding the effect of a cumulative adjustment due to a change in accounting principle. Contracts that did not fall within the scope of SFAS No. 133 were included in the cumulative effect of a change in accounting principle recognized in December 2002. See Note P to the financial statements.

The changes in fair value of energy trading net assets for the years ended December 31, 2003 and 2002 were as follows:

(Millions of Dollars)	Twelve months ended December 31, 2003	2002
Fair value of net assets outstanding – beginning of period	$5	$11
Change in fair value during the period:		
Unrealized gain at inception	-	11
Net premium paid/(received)	2	(2)
Cumulative effect of a change in accounting principle	-	(3)
Changes in fair value prior to settlement	25	6
Fair value realized at settlement of contracts	(28)	(18)
Total change in fair value during the period	(1)	(6)
Fair value of net assets outstanding – end of period	$4	$5

As of December 31, 2003, the sources of fair value of the energy trading net assets were as follows:

(Millions of Dollars) Source of Fair Value	Fair Value of Net Assets at Period End: Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity excess of 5 years	Total fair value
Prices provided by external sources	$7	$-	$-	$-	$7
Prices based on models and other valuation methods	(3)	-	-	-	(3)
Total	$4	$-	$-	$-	$4

"Prices provided by external sources" represent the fair value of exchange-traded futures and options and the fair value of positions for which price quotations are available through or derived from brokers or other market sources.

"Prices based on models and other valuation methods" represent the fair value of positions calculated using internal models when directly and indirectly quoted external prices or prices derived from external sources are not available. Internal models incorporate the use of options pricing and estimates of the present value of cash flows based on underlying contractual terms. The models reflect management's estimates, taking into account observable market prices, estimated market prices in the absence of quoted market prices, the risk-free market discount rate, volatility factors, estimated correlations of energy commodity prices and contractual volumes. Counterparty specific credit quality, market price uncertainty and other risks are also factored into the models.

Environmental Matters

For information concerning potential liabilities arising from laws and regulations protecting the environment and from claims relating to alleged exposure to asbestos, see Note G to the financial statements.

Impact of Inflation

The Companies are affected by the decline in the purchasing power of the dollar caused by inflation. Regulation permits the Utilities to recover through depreciation only the historical cost of their plant assets even though in an inflationary economy the cost to replace the asset upon their retirement will substantially exceed historical costs. The impact is, however, partially offset by the repayment of the Companies' long-term debt in dollars of lesser value than the dollars originally borrowed. Also, to the extent the Companies' prices change by more or less than inflation, the real price of the Companies' services will increase or decline. Over the past 20 years, for example, the real price of electric service has declined substantially.

Material Contingencies

For information concerning potential liabilities arising from the Companies' material contingencies, see "Application of Critical Accounting Policies - Accounting for Contingencies," above.

Results of Operations

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

The Companies' results of operations (which were discussed above under "Results of Operations – Summary") in 2003 compared with 2002 were:

	Con Edison*		Con Edison of New York		O&R	
(Millions of Dollars)	Increases (Decreases) Amount	Increases (Decreases) Percent	Increases (Decreases) Amount	Increases (Decreases) Percent	Increases (Decreases) Amount	Increases (Decreases) Percent
Operating revenues	$1,325	15.6%	$942	13.0%	$92	14.5%
Purchased power	725	22.6	502	19.1	31	14.1
Fuel	215	74.4	126	54.3	-	-
Gas purchased for resale	251	42.1	243	51.5	31	34.8
Operating revenues less purchased power, fuel and gas purchased for resale (net revenues)	134	3.0	71	1.8	30	9.2
Other operations and maintenance	138	10.2	45	4.0	27	18.9
Impairment charges	159	N/A	-	-	-	-
Depreciation and amortization	34	6.9	20	4.6	-	-
Taxes, other than income tax	2	0.2	-	-	(2)	(3.8)
Income tax	(73)	(18.3)	18	5.1	9	36.0
Operating income	(126)	(11.9)	(12)	(1.3)	(4)	(5.6)
Other income less deductions and related federal income tax	(26)	(41.9)	(19)	(34.5)	(3)	Large
Net interest charges	(8)	(1.8)	(16)	(4.1)	(7)	25.0
Preferred stock dividend requirements	(1)	(8.3)	(1)	(8.3)	-	-
Cumulative effect of changes in accounting principles	25	Large	-	-	-	-
Net income for common stock	$ (118)	(18.3)%	$ (14)	(2.3)%	$ -	-%

* Represents the consolidated financial results of Con Edison and its subsidiaries.

A discussion of the results of operations by principal business segment follows. For additional business segment financial information, see Note O to the financial statements.

The results reflect the application of the Companies' accounting policies and rate plans that cover the rates the Utilities can charge their customers. In general, the Utilities recover on a current basis the fuel and purchased power costs they incur in supplying energy to their full-service customers. See "Recoverable Energy Costs" in Note A and "Regulatory Matters" in Note B to the financial statements.

Con Edison of New York

Electric

Con Edison of New York's electric operating revenues increased $559 million in 2003 compared with 2002, due primarily to higher fuel and purchased power costs of $503 million (which are recoverable from customers), and a lower amount reserved for earnings in excess of a specified rate of return to be retained for customer benefit ($31 million). Changes to operating revenues also reflect variations in electric sales.

Con Edison of New York's electric sales and deliveries, excluding off-system sales, in 2003 compared with 2002 were:

Description	Millions of kWhs Twelve Months Ended December 31, 2003	December 31, 2002	Variation	Percent Variation
Residential/Religious	12,441	12,481	(40)	(0.3)%
Commercial/ Industrial	18,033	19,111	(1,078)	(5.6)
Other	154	181	(27)	(14.9)
Total Full Service Customers	**30,628**	**31,773**	**(1,145)**	**(3.6)**
Retail access customers	12,637	11,926	711	6.0
Sub-total	**43,265**	**43,699**	**(434)**	**(1.0)**
NYPA, Municipal Agency and Other Sales	10,470	10,267	203	2.0
Total Service Area	**53,735**	**53,966**	**(231)**	**(0.4)%**

Electric delivery volumes in Con Edison of New York's service area decreased 0.4 percent in 2003 compared with 2002. The decrease in delivery volumes reflects the cool weather in the second quarter of 2003 and the lower than normal number of hot days during the summer of 2003 compared with an exceptionally warm summer in 2002, partially offset by the cold winter weather in 2003 compared with the mild winter in 2002. After adjusting for variations, principally weather and billing days in each period and the August 2003 regional power outage, electric delivery volumes in Con Edison of New York's service area increased 0.6 percent in 2003 compared with 2002. Weather-adjusted sales represent an estimate of the sales that would have been made if historical average weather conditions had prevailed.

Con Edison of New York's electric purchased power costs increased $477 million in 2003 as compared with 2002, due to an increase in the average unit price of purchased power. This increase was offset in part by lower usage by the company's full service customers and higher volumes of electricity purchased from other suppliers by participants in the company's retail access programs. Electric fuel costs increased $26 million, reflecting an increase in the average unit price of fuel.

Con Edison of New York's electric operating income decreased $1 million in 2003 compared with 2002. The principal component of the decrease was an increase in other operations and maintenance expense ($41 million – due primarily to a reduced net credit for pensions and other postretirement benefits), property taxes ($17 million) and depreciation ($16 million). The increase in expenses was offset in part by higher net revenues (operating revenues less purchased power and fuel costs - $56 million), lower state and local revenue taxes ($7 million), sales and use tax ($5 million) and payroll taxes ($3 million).

Gas

Con Edison of New York's gas operating revenues in 2003 increased $250 million compared with 2002, due primarily to the higher cost of purchased gas of $244 million (which is recoverable from customers), and higher sales volumes.

Con Edison of New York's revenues from gas sales are subject to a weather normalization clause that moderates, but does not eliminate, the effect of weather-related changes on net income.

Con Edison of New York's gas sales and deliveries, excluding off-system sales, in 2003 compared with 2002 were:

Description	Thousands of DTHs Twelve Months Ended December 31, 2003	December 31, 2002	Variation	Percent Variation
Firm Sales				
Residential	51,944	44,163	7,781	17.6%
General	36,840	32,682	4,158	12.7
Firm Transportation	**16,486**	**15,695**	**791**	**5.0**
Total Firm Sales and Transportation	**105,270**	**92,540**	**12,730**	**13.8**
Off Peak/ Interruptible Sales	15,247	12,622	2,625	20.8
Non-Firm Transportation of Gas				
NYPA	23,360	25,467	(2,107)	(8.3)
Generation Plants	43,808	77,516	(33,708)	(43.5)
Total NYPA and Generation Plants	**67,168**	**102,983**	**(35,815)**	**(34.8)**
Other	17,766	22,301	(4,535)	(20.3)
Total Sales and Transportation	**205,451**	**230,446**	**(24,995)**	**(10.8)%**

Con Edison of New York's sales and transportation volumes for firm customers increased 13.8 percent in 2003 compared with 2002. The increase reflects the impact of the cold weather in the 2003 winter period compared with the mild weather in the 2002 winter period and increased new business. After adjusting for variations, principally weather and billing days in each period and the August 2003 regional power outage, firm gas sales and transportation volumes in the company's service area increased 3.6 percent in 2003.

Non-firm transportation of customer-owned gas to NYPA and electric generating plants decreased 34.8 percent in 2003 as compared with 2002 due to higher gas prices. In 2003, because of the relative prices of gas and fuel oil, electric generating plants in the company's gas service area utilized oil rather than gas for a significant portion of their generation. The decline in gas usage had minimal impact on earnings due to the application of a fixed demand charge for local transportation.

Con Edison of New York's purchased gas cost increased $244 million in 2003 compared with 2002, due to higher unit costs and increased sales volumes for firm sales customers.

Con Edison of New York's gas operating income decreased $10 million in 2003 compared with 2002, reflecting primarily an increase in other operations and maintenance expense ($4 million – due primarily to a reduced net credit for pensions and other postretirement benefits), depreciation ($4 million), state and local taxes on revenues ($5 million) and income tax ($4 million). The increases in expenses were offset in part by higher net revenues (operating revenues less gas purchased for resale - $7 million).

Steam

Con Edison of New York's steam operating revenues increased $133 million and steam operating income decreased $1 million in 2003 compared with 2002. The higher revenues reflect higher sales volumes due to the cold winter weather in 2003 as compared with the mild weather in 2002. The increase also includes higher fuel and purchased power costs ($124 million) in 2003 compared with 2002. The decrease in steam operating income reflects primarily higher income taxes ($10 million – due to higher taxable income and a lower level of removal costs in 2003) and operations and maintenance expense ($3 million – due to a reduced net credit for pensions and other postretirement benefits) offset in part by an increase in net revenues (operating revenues less fuel and purchased power costs) of $9 million and lower state and local taxes on steam revenues ($4 million).

Con Edison of New York's steam sales and deliveries in 2003 compared with 2002 were:

Description	Millions of Pounds Twelve Months Ended December 31, 2003	December 31, 2002	Variation	Percent Variation
General	729	600	129	21.5%
Apartment house	7,845	7,022	823	11.7
Annual power	17,674	16,897	777	4.6
Total Sales	**26,248**	**24,519**	**1,729**	**7.1%**

Steam sales volumes increased 7.1 percent in 2003 compared with 2002, reflecting the impact of the cold weather in the 2003 winter period compared with the mild weather in the 2002 winter period. After adjusting for variations, principally weather and billing days in each period and the August 2003 regional power outage, steam sales increased 0.9 percent.

Taxes Other Than Income Taxes

At $1 billion, taxes other than income taxes remain one of Con Edison of New York's largest operating expenses.

The principal components of, and variations in, taxes, other than income taxes were:

(Millions of Dollars)	2003	2002	Increase/ (Decrease)
Property taxes	$ 651	$ 630	$21
State and local taxes related to revenue receipts	321	327	(6)
Payroll taxes	50	55	(5)
Other taxes	18	28	(10)
Total	**$1,040(a)**	**$1,040(a)**	**$ -**

(a) Including sales tax on customers' bills, total taxes other than income taxes billed to customers in 2003 and 2002 were $1,393 and $1,352 million, respectively.

Effective January 2003, New York City increased Con Edison of New York's annual property taxes by $94 million. Under the company's rate agreements, the company is deferring most of the property tax increase as a regulatory asset to be recovered from customers.

Other Income

Other income (deductions) decreased $19 million in 2003 compared with 2002, reflecting $27 million of interest income on a federal income tax refund claim recorded in 2002, partially offset by an increase in income tax expense in 2003 as a result of the recognition in 2002 of income tax benefits relating to the September 2001 sale of the company's nuclear generating unit.

Net Interest Charges

Net interest charges decreased $16 million in 2003 compared with 2002 due primarily to the interest expense associated with a net federal income tax deficiency related to a prior period audit ($19 million) recorded in 2002.

Income Taxes

Operating income taxes increased $18 million in 2003 compared with 2002, primarily as a result of less flow-through (non-deferred) depreciation for tax purposes. In addition, lower operating income taxes in 2002 reflected a tax benefit from an Internal Revenue Service audit for tax years 1995 through 1997 and a write-off of excess deferred tax reserves.

O&R

Electric

Electric operating revenues increased $54 million in 2003 compared with 2002. The increase is due primarily to higher purchased power costs in 2003 and accounting for the 2003 O&R electric rate agreement and the NJBPU ruling on the RECO rate petitions.

O&R's electric sales and deliveries, excluding off-system sales, in 2003 compared with 2002 were:

Description	Millions of kWhs Twelve Months Ended December 31, 2003	December 31, 2002	Variation	Percent Variation
Residential/ Religious	1,769	1,815	(46)	(2.5)%
Commercial/ Industrial	2,277	2,393	(116)	(4.8)
Other	111	111	-	-
Total Full Service Customers	**4,157**	**4,319**	**(162)**	**(3.8)**
Retail access customers	1,455	1,235	220	17.8
Total Service Area	**5,612**	**5,554**	**58**	**1.0%**

Electric delivery volumes in O&R's service area increased 1.0 percent in 2003 compared with 2002 due to the growth in the number of customers, higher average customer usage, and the positive effect of the cooler-than-normal weather in the first quarter of 2003, partially offset by negative impact of weather on the last nine months of 2003. After adjusting for weather variations and the August 2003 regional power outage, electric delivery volumes in O&R's service area increased 2.5 percent in 2003.

O&R's purchased power cost increased $31 million in 2003 as compared with 2002 due to an increase in the average unit cost and the regulatory actions referenced above. This increase was offset by lower energy usage by the company's full-service customers and higher volumes of electricity purchased from other suppliers by participants in O&R's retail access program.

O&R's electric operating income decreased $6 million in 2003 as compared with 2002 due primarily to the referenced regulatory actions.

Gas

O&R's gas operating revenues increased $38 million in 2003 compared with 2002. The increase is due primarily to higher cost of gas purchased for resale in 2003, higher firm sales and transportation volumes and the impact of the 2003 gas rate agreement.

O&R's gas sales and deliveries, excluding off-system sales, in 2003 compared with 2002 were:

Description	Thousands of DTHs Twelve Months Ended December 31, 2003	December 31, 2002	Variation	Percent Variation
Firm Sales				
Residential	10,810	10,203	607	5.9%
General	3,314	3,295	19	0.6
Firm Transportation	**8,498**	**6,368**	**2,130**	**33.4**
Total Firm Sales and Transportation	**22,622**	**19,866**	**2,756**	**13.9**
Off Peak/ Interruptible Sales	6,833	7,366	(533)	(7.2)
Non-Firm Transportation of Gas				
Generation Plants	2,833	13,983	(11,150)	(79.7)
Other	1,134	1,057	77	7.3
Total Sales and Transportation	**33,422**	**42,272**	**(8,850)**	**(20.9)%**

O&R's sales and transportation volumes for firm customers increased 13.9 percent in 2003 compared with 2002. The increase reflects the impact of the cold weather in the 2003 winter period compared with the mild weather in the 2002 winter period. Revenues from gas sales in New York are subject to a weather normalization clause that moderates, but does not eliminate, the effect of weather-related changes on net income. After adjusting for weather variations in each period and the August 2003 regional power outage, total firm sales and transportation volumes were 3.0 percent higher in 2003 compared with 2002.

Non-firm transportation of customer-owned gas to electric generating plants decreased 79.7 percent in 2003 as compared with 2002 due to higher gas prices. In 2003, because of the relative prices of gas and fuel oil, power plants in the company's gas service area utilized oil rather than gas for a significant portion of their generation. In addition, one area power plant completed a construction project to directly connect to a gas transmission provider. The decline in gas usage had minimal impact on earnings due to the application of a fixed demand charge for local transportation.

O&R's cost of gas purchased for resale increased $31 million in 2003 as compared with 2002 due to increased sales to firm customers and increased gas unit costs in 2003. The increase is offset in part by increased volumes of gas purchased from other suppliers by participants in O&R's retail access program. See "Recoverable Energy Costs" in Note A to the financial statements.

Gas operating income increased $2 million in 2003 as compared with 2002. The increase reflects an increase in net gas revenues (operating revenues less purchased gas) of $7 million, which is due primarily to increased sales and the referenced regulatory actions. The increase in net revenues was offset in part by increased gas operations and maintenance expenses of $2 million and increased federal and state income tax of $3 million.

Taxes Other Than Income Taxes

Taxes other than income taxes decreased $2 million in 2003 compared with 2002.

The principal components of, and variation, in taxes, other than income taxes were:

(Millions of Dollars)	2003	2002	Increase/ (Decrease)
Property taxes	$28	$27	$ 1
State and local taxes related to revenue receipts	19	21	(2)
Payroll taxes	4	4	-
Other taxes	(1)(b)	-	(1)
Total	**$50(a)**	**$52(a)**	**$(2)**

(a) Including sales tax on customers' bills, total taxes other than income taxes, billed to customers in 2003 and 2002 were $69 and $71 million, respectively.

(b) Includes a sales and use tax refund of approximately $800,000.

Income Taxes

Operating income taxes increased by $9 million in 2003 compared with 2002 due primarily to the result of less flow-through (non-deferred) depreciation for tax purposes.

Other Income

O&R's other income (deductions) decreased $3 million in 2003 compared with 2002, due primarily to the reclassification to other income (deductions) of losses previously recognized in other comprehensive income related to investments in marketable securities.

Net Interest Charges

O&R's net interest charges decreased by $7 million in 2003 compared with 2002, due primarily to the company recording interest charges of $5 million in 2002 as a result of a change by the NJBPU in the carrying charges allowed on the company's deferred purchased power balance in New Jersey and to lower interest on long-term debt as a result of the redemption of a $35 million, 10-year debenture in March 2003 (see "Liquidity and Capital Resources," above).

Unregulated Subsidiaries and Other

Unregulated subsidiaries' operating income for 2003 was $122 million lower than 2002. Operating revenues increased $292 million in 2003 compared with 2002 due primarily to higher sales from Con Edison Development's increased generating capacity and increased retail electric sales at Con Edison Solutions.

Unregulated subsidiaries' operating expenses, excluding income taxes, increased by $502 million, reflecting principally increased fuel and purchased power costs of $260 million, impairment charges of $159 million and increased operation and maintenance expenses of $83 million. See Note H to the financial statements. The increase in operation and maintenance expenses was attributable to increased costs at Con Edison Development ($51 million), primarily to operate the new generation assets, Con Edison Communications' increased operating costs reflecting expansion of the business ($23 million), and higher depreciation for additional telecommunications facilities and generating assets placed in service ($13 million), offset in part by lower operation and maintenance costs at Con Edison Solutions ($6 million).

Operating income taxes decreased $88 million for 2003 as compared with 2002 reflecting primarily lower taxable income (including the tax-effect of the aforementioned impairment charges).

Unregulated subsidiaries' other income (deductions) increased $1 million and interest charges were lower by $1 million for 2003 as compared with 2002.

Unregulated subsidiaries' earnings reflect an increase of $25 million for 2003 as compared with 2002 resulting from the cumulative effect of changes in accounting principles adopted in each year. For 2003, the positive cumulative effect of changes in accounting principles of $3 million (after tax) at Con Edison Development related to mark-to-market gains applicable to power sales contracts at certain generating plants, partially offset by the impact of the financial statement consolidation of its Newington plant. For 2002, the cumulative effect of changes in accounting principles included charges for goodwill impairment of certain generating assets at Con Edison Development, totaling $20 million (after tax), and a charge of $2 million (after tax) at Con Edison Energy relating to the accounting for certain contracts involved in energy trading and risk management activities.

Earnings attributable to Other, representing the parent company and inter-company transactions, were $9 million lower for 2003 as compared with 2002 primarily reflecting higher interest expenses.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

The Companies' results of operations (which were discussed above under "Results of Operations – Summary") in 2002 compared with 2001 were:

	Con Edison*		Con Edison of New York		O&R	
(Millions of Dollars)	Increases (Decreases) Amount	Increases (Decreases) Percent	Increases (Decreases) Amount	Increases (Decreases) Percent	Increases (Decreases) Amount	Increases (Decreases) Percent
Operating revenues	$(887)	(9.4)%	$(898)	(11.1)%	$(101)	(13.7)%
Purchased power	(179)	(5.3)	(197)	(7.0)	(70)	(24.1)
Fuel	(105)	(26.6)	(119)	(33.9)	-	-
Gas purchased for resale	(264)	(30.7)	(194)	(29.1)	(40)	(31.0)
Operating revenues less purchased power, fuel and gas purchased for resale (net revenues)	(339)	(7.1)	(388)	(9.1)	9	2.8
Other operations and maintenance	(148)	(9.9)	(160)	(12.6)	2	1.4
Depreciation and amortization	(31)	(5.9)	(27)	(5.8)	1	3.0
Taxes, other than income tax	(25)	(2.2)	(27)	(2.5)	(2)	(3.7)
Income tax	(67)	(14.4)	(81)	(18.6)	(1)	(3.8)
Operating income	(68)	(6.0)	(93)	(8.9)	9	14.3
Other income less deductions and related federal income tax	63	Large	54	Large	-	N/A
Net interest charges	11	2.6	7	1.8	4	16.7
Preferred stock dividend requirements	(2)	(14.3)	(2)	(14.3)	-	N/A
Cumulative effect of changes in accounting principles	22	N/A	-	-	-	N/A
Net income for common stock	$ (36)	(5.3)%	$ (44)	(6.8)%	$ 5	12.5 %

* Represents the consolidated financial results of Con Edison and its subsidiaries.

A discussion of the results of operations by principal business segment follows. For additional business segment financial information, see Note O to the financial statements.

The results reflect the application of the Companies' accounting policies and rate plans that cover the rates the Utilities can charge their customers. In general, the Utilities recover on a current basis the fuel and purchased power costs they incur in supplying energy to their full-service customers. See "Recoverable Energy Costs" in Note A and "Regulatory Matters" in Note B to the financial statements.

Con Edison of New York

Electric

Con Edison of New York's electric operating revenues in 2002 decreased $575 million compared with 2001, reflecting primarily lower fuel and purchased power costs of $227 million (discussed below). The decrease also reflects the completion in March 2002 of amortizations of a previously deferred gain on the sale of divested plants and a previously deferred NYPA revenue increase ($43 million), a reserve established in 2002 for earnings in excess of a specified rate of return that are to be retained for customer benefit in accordance with the 2000 Electric Rate Agreement ($40 million), a reserve established in 2002 related to the sale of the company's nuclear generating unit ($25 million), the amortization of the loss ($30 million) related to the sale of the company's nuclear generating unit and rate reductions and other amortizations in accordance with the company's rate agreements. The decrease in electric operating revenues was offset, in part, by an increase in electric sales revenues ($24 million) reflecting principally the hot summer weather.

Con Edison of New York's electric sales and deliveries, excluding off-system sales, in 2002 compared with 2001 were:

Description	Millions of kWhs Twelve Months Ended December 31, 2002	December 31, 2001	Variation	Percent Variation
Residential/Religious	12,481	12,049	432	3.6%
Commercial/Industrial	19,111	19,839	(728)	(3.7)
Other	181	166	15	9.0
Total Full Service Customers	**31,773**	**32,054**	**(281)**	**(0.9)**
Retail access customers	11,926	10,520	1,406	13.4
Sub-total	**43,699**	**42,574**	**1,125**	**2.6**
NYPA, Municipal Agency and Other Sales	10,267	10,476	(209)	(2.0)
Total Service Area	**53,966**	**53,050**	**916**	**1.7%**

Electricity delivery volumes in Con Edison of New York's service territory increased 1.7 percent in 2002 compared with 2001. The increase reflects the impact of the hot summer weather, offset in part by the mild winter weather in the first quarter of 2002, and the soft economy. After adjusting for variations, principally weather and billing days in each period, electricity delivery volumes in the service territory increased 0.5 percent in 2002.

The company's electric purchased power costs decreased $175 million in 2002 compared with 2001, due to a decrease in the price of purchased power and an increase in volumes of electricity purchased from other suppliers by participants in the retail access programs. This decrease was offset in part by the company's increased purchased volumes resulting from the sale of the company's nuclear generating unit in September 2001 and the hot summer weather in 2002. Fuel costs decreased $52 million as a result of decreased generation at company-owned power plants. In general, the company recovers prudently incurred fuel and purchased power costs pursuant to rate provisions approved by the PSC.

The company's electric operating income decreased $93 million in 2002 compared with 2001. The principal component of the decrease was lower net electric revenues (operating revenues less fuel and purchased power costs) of $348 million. The decrease in net electric revenues reflects the sale of the nuclear generation unit and the same factors (other than lower fuel and purchased power costs) as discussed above with respect to the decrease in electric operating income. The decrease in net electric revenues was offset in part by reduced other operations and maintenance expenses ($137 million) reflecting nuclear production expenses incurred in 2001 but not in 2002, and productivity improvements, lower depreciation and amortization expense ($32 million) and lower revenue taxes ($26 million). The decrease is also offset by lower operating income tax of $62 million.

Gas

Con Edison of New York's gas operating revenues decreased $223 million, resulting primarily from the lower cost of purchased gas ($194 million) in 2002 compared with 2001. The lower cost of purchased gas reflects primarily lower unit costs. The lower revenues also reflect reduced sales volumes, resulting primarily from the mild winter weather in the first quarter of 2002, and revenue reductions implemented in accordance with the gas rate agreement approved by the PSC in April 2002. Gas operating income decreased $8 million in 2002, reflecting a $29 million decrease in net revenues (operating revenues less gas purchased for resale), and increased property tax expense ($10 million), offset in part by reduced operations and maintenance expenses ($16 million), reduced revenue taxes ($10 million) and lower income taxes ($9 million).

Con Edison of New York's gas sales and deliveries, excluding off-system sales, in 2002 compared with 2001 were:

Description	Thousands of DTHs Twelve Months Ended December 31, 2002	December 31, 2001	Variation	Percent Variation
Firm Sales				
Residential	44,163	46,506	(2,343)	(5.0)%
General	32,682	35,118	(2,436)	(6.9)
Firm Transportation	**15,695**	**14,280**	**1,415**	**9.9**
Total Firm Sales and Transportation	**92,540**	**95,904**	**(3,364)**	**(3.5)**
Off Peak/ Interruptible Sales	12,622	14,731	(2,109)	(14.3)
Non-Firm Transportation of Gas				
NYPA	25,467	13,762	11,705	85.1
Generation Plants	77,516	62,991	14,525	23.1
Total NYPA and Generation Plants	**102,983**	**76,753**	**26,230**	**34.2**
Other	22,301	15,718	6,583	41.9
Total Sales and Transportation	**230,446**	**203,106**	**27,340**	**13.5%**

Con Edison of New York's sales and transportation volumes for firm customers decreased 3.5 percent in 2002 compared with 2001. Revenues from gas sales in New York are subject to a weather normalization clause that moderates, but does not eliminate, the effect of weather-related changes on net income. After adjusting for variations, principally weather and billing days in each period, firm gas sales and transportation volumes in the company's service territory decreased 1.5 percent in the 2002.

The company's gas sales and transportation volumes vary seasonally in response to weather and peak in the winter. A weather-normalization provision that applies to the company's gas business moderates, but does not completely eliminate, the effect of weather-related changes on gas operating income.

Steam

Con Edison of New York's steam operating revenues decreased $100 million. The lower revenues reflect reduced sales volumes and lower fuel and purchased power costs primarily as a result of the loss of the World Trade Center as a customer, the mild winter weather in the first quarter of 2002 and the soft economy. The lower fuel and purchased power costs reflect primarily lower unit costs and volumes. Steam operating income increased $8 million for 2002 compared with 2001 due primarily to reduced operations and maintenance expenses of $9 million and lower income taxes of $11 million, offset in part by a decrease in net revenues (operating revenues less fuel and purchased power costs) of $11 million.

Con Edison of New York's steam sales and deliveries in 2002 compared with 2001 were:

Description	Millions of Pounds Twelve Months Ended December 31, 2002	December 31, 2001	Variation	Percent Variation
General	600	620	(20)	(3.2)%
Apartment house	7,022	7,050	(28)	(0.4)
Annual power	16,897	17,657	(760)	(4.3)
Total Sales	**24,519**	**25,327**	**(808)**	**(3.2)%**

Steam sales volume decreased 3.2 percent in 2002 compared with 2001, reflecting primarily the loss of the World Trade Center as a customer, the mild winter weather in the first quarter of 2002 and the soft economy. After adjusting for variations, principally weather and billing days in each period, steam sales volume decreased 1.4 percent.

Taxes Other Than Income Taxes

The principal components of, and variations in, taxes, other than income taxes were:

(Millions of Dollars)	2002	2001	Increase/ (Decrease)
Property taxes	$ 630	$ 620	$ 10
State and local taxes related to revenue receipts	327	365	(38)
Payroll taxes	55	56	(1)
Other taxes	28	26	2
Total	**$1,040(a)**	**$1,067(a)**	**$(27)**

(a) Including sales tax on customers' bills, total taxes other than income taxes billed to customers in 2002 and 2001 were $1,352 million and $1,414 million, respectively.

Other Income

Investment income decreased $4 million in 2002 compared with 2001, due principally to reduced interest income earned on short-term cash investments in 2002 compared with 2001. For 2001, the company had more cash on hand than in 2002, primarily as a result of the sale of its nuclear generating unit. Allowance for equity funds used during construction increased $9 million in 2002 compared with 2001 primarily reflecting the East River Repowering Project. Other income increased $42 million in 2002 compared with 2001 due primarily to $27 million of interest income on a federal income tax refund claim, a $10 million write-off in 2001 of an investment in the New York Discovery Fund, a $9 million increase in interest earned on regulatory assets (See "Application of Critical Accounting Policies – Accounting for Regulated Public Utilities – SFAS No. 71," above), offset in part by reduced income of $3 million from non-utility operations. Income tax expense decreased $4 million in 2002 compared with 2001 due primarily to the recognition of tax benefits relating to the September 2001 sale of the company's nuclear generating unit.

Net Interest Charges

Net interest charges increased $7 million in 2002 compared with 2001. The increase reflects principally the interest expense associated with a net federal income tax deficiency related to a prior period audit ($19 million), partially offset by decreased interest expense on long-term debt of $15 million.

Income Tax

Federal income tax decreased $29 million in 2002 compared with 2001, reflecting lower income before tax and deductions related to removal costs and tax credits. In 2000, New York State implemented a tax law change that reduced or repealed certain revenue-based taxes and replaced them with a net income-based tax. State income taxes decreased $57 million in 2002 compared with 2001, reflecting lower income before tax, lowering of the tax rate and prior period adjustments. The state income tax expense is offset against the savings from the eliminated or reduced revenue taxes. Any over- or under-collection of these taxes is deferred for return to, or recovery from, customers. See Notes A and M to the financial statements.

O&R

Electric

Electric operating revenues decreased $62 million in 2002 compared with 2001. This decrease was primarily the result of lower purchased power costs and tax recoveries in 2002.

O&R's electric sales and deliveries, excluding off-system sales, in 2002 compared with 2001 were:

Description	Millions of kWhs Twelve Months Ended December 31, 2002	December 31, 2001	Variation	Percent Variation
Residential/Religious	1,815	1,773	42	2.4%
Commercial/Industrial	2,393	2,567	(174)	(6.8)
Other	111	110	1	0.9
Total Full Service Customers	**4,319**	**4,450**	**(131)**	**(2.9)**
Retail access customers	1,235	799	436	54.6
Total Service Area	**5,554**	**5,249**	**305**	**5.8%**

Electricity delivery volumes in 2002 increased 5.8 percent compared with 2001 due to warmer than normal summer weather, customer growth and higher average usage. After adjusting for weather variations, total electricity delivery volumes were 3.2 percent higher in 2002. Net electric revenues (operating revenues less purchased power) were $8 million higher in 2002 than in 2001.

Purchased power costs decreased $70 million in 2002 compared with 2001, reflecting decreases in the unit cost of purchased power and increased volumes of electricity purchased by customers from other suppliers.

Electric operating income increased $8 million in 2002 as compared with 2001. This increase reflects the impact of higher net electric revenues along with lower New York state and local income and revenue taxes, offset in part by higher operation and maintenance charges and depreciation costs.

Gas

Gas operating revenues decreased $39 million in 2002 as compared with 2001. This decrease was primarily the result of lower gas costs and sales to firm customers in 2002.

O&R's gas sales and deliveries, excluding off-system sales, in 2002 compared with 2001 were:

Description	Thousands of DTHs Twelve Months Ended December 31, 2002	December 31, 2001	Variation	Percent Variation
Firm Sales				
Residential	10,203	11,724	(1,521)	(12.8)%
General	3,295	3,751	(456)	(12.2)
Firm Transportation	**6,368**	**4,724**	**1,644**	**34.8**
Total Firm Sales and Transportation	**19,866**	**20,199**	**(333)**	**(1.6)**
Off Peak/ Interruptible Sales	7,366	7,264	102	1.4
Non-Firm Transportation of Gas				
Generation Plants	13,983	11,427	2,556	22.4
Other	1,057	1,039	18	1.7
Total Sales and Transportation	**42,272**	**39,929**	**2,343**	**5.9%**

O&R's sales and transportation volumes for firm customers decreased 1.6 percent in 2002 compared with 2001. Revenues from gas sales in New York are subject to a weather normalization clause that moderates, but does not eliminate, the effect of weather-related changes on net income. After adjusting for weather variations in each period, total firm sales and transportation volumes were 0.3 percent lower for 2002 compared with 2001.

Net gas revenues (operating revenues less purchased gas) were $1 million higher in 2002 due primarily to incentives earned from interruptible and off-system gas sales.

The cost of gas purchased for resale was $40 million less in 2002 than in 2001, reflecting lower sales volumes and unit costs.

Decreased gas revenues also reflect the reduced requirement for the company to buy gas for resale because of an increase in the purchase of gas by customers from other suppliers.

Gas operating income increased by $1 million in 2002 compared with 2001, due primarily to higher net revenues and lower operations and maintenance expenses, offset in part by lower late payment charge revenues and higher depreciation.

Other Operations and Maintenance

Other operations and maintenance expense increased $2 million in 2002 compared with 2001. The increase was attributable primarily to higher electric transmission and distribution expenditures, partially offset by lower customer bad debt and collections expense.

Taxes Other Than Income Taxes

Taxes other than income taxes decreased by $2 million in 2002 compared with 2001. The decrease was primarily the result of lower New York State revenue taxes of $3 million, which resulted from reduced tax rates and lower energy costs billed to customers. Partially offsetting this decrease were higher property taxes of $1 million.

The principal components of, and variations in, taxes, other than income taxes were:

(Millions of Dollars)	2002	2001	Increase/ (Decrease)
Property taxes	$27	$26	$1
State and local taxes related to revenue receipts	21	24	(3)
Payroll taxes	4	4	-
Other taxes	-	-	-
Total	**$52(a)**	**$54(a)**	**$(2)**

(a) Including sales tax on customers' bills, total taxes other than income taxes, billed to customers in 2002 and 2001 were $71 and $66 million, respectively.

Net Interest Charges

Interest charges increased by $4 million in 2002 compared with 2001, primarily as a result of a change by the NJBPU in the carrying charges allowed on O&R's deferred purchased power balance in New Jersey ($5 million) and lower allowance for borrowed funds used during construction ($1 million). These expenses were offset in part by lower net financing costs of $1 million that resulted from lower average debt balances and interest rates in 2002.

Income Taxes

Income taxes decreased by $1 million in 2002 compared with 2001, reflecting primarily lower state income taxes. State income taxes decreased primarily as a result of a 0.5 percent reduction in the New York State tax rate. Excluding certain taxes in New York that are reconciled to amounts included in rates, income taxes increased by $2 million due primarily to higher operating income in 2002.

Unregulated Subsidiaries and Other

Earnings for the unregulated subsidiaries decreased $14 million in 2002 compared with 2001, reflecting a non-cash, after-tax charge in 2002 of $22 million for changes in accounting principles (see Notes L, P and T to the financial statements) and continued start-up losses in the company's wholesale telecommunications business, including a non-cash, after-tax charge in 2002 of $5 million for a write-down of an investment in Neon Communications, Inc. (NEON). The decrease in earnings was offset, in part, by higher electric retail sales volumes and gross margins, the capitalization of previously expensed project development costs on generation assets ($4 million after tax) and unrealized mark-to-market gains on derivative instruments ($7 million after tax).

Report of the Company

The consolidated financial statements have been prepared by the management of Consolidated Edison, Inc. (Con Edison). In Con Edison's opinion, such statements are in conformity with accounting principles generally accepted in the United States of America. The statements reflect judgments and estimates made in the application of such principles. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the consolidated financial statements. In the opinion of management, the consolidated financial statements fairly reflect Con Edison's financial position, results of operations and cash flows.

The integrity of Con Edison's financial records, from which the consolidated financial statements are prepared, is largely dependent upon Con Edison's system of internal accounting controls. Based upon continued monitoring of such controls, Con Edison believes it provides reasonable assurance that transactions are executed in accordance with management's authorization and are properly recorded and that assets are appropriately safeguarded against loss from unauthorized use.

Con Edison's Board of Directors maintains an Audit Committee composed of outside independent Directors. The Audit Committee meets with Con Edison's management, the internal auditors and the independent accountants several times a year to discuss internal accounting controls, financial reporting matters, Con Edison's consolidated financial statements and the scope and results of the audit by the independent accountants and of the audit programs of the internal auditors. The independent accountants and internal auditors have direct access to the Audit Committee and periodically meet with it without management representatives present.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Con Edison's independent accountants, in accordance with auditing standards generally accepted in the United States of America.

February 19, 2004

Report of Independent Auditors

PRICEWATERHOUSECOOPERS

To the Shareholders and Board of Directors
of Consolidated Edison, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of common shareholders' equity, of cash flows and of capitalization present fairly, in all material respects, the financial position of Consolidated Edison, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, NY
February 19, 2004

Consolidated Balance Sheet Consolidated Edison, Inc.

Assets (Millions of Dollars)	At December 31, 2003	2002
Utility Plant, At Original Cost (Note A)		
Electric	**$12,097**	$11,568
Gas	**2,699**	2,530
Steam	**799**	768
General	**1,482**	1,434
Total	**17,077**	16,300
Less: Accumulated depreciation	**4,069**	3,847
Net	**13,008**	12,453
Construction work in progress	**1,276**	989
Net Utility Plant	**14,284**	13,442
Non-Utility Plant (Note A)		
Unregulated generating assets, less accumulated depreciation of $52 and $30 in 2003 and 2002, respectively	**873**	222
Non-utility property, less accumulated depreciation of $15 and $19 in 2003 and 2002, respectively	**56**	140
Construction work in progress	**12**	348
Net Plant	**15,225**	14,152
Current Assets		
Cash and temporary cash investments (Note A)	**49**	118
Restricted cash	**18**	14
Funds held for the redemption of long-term debt	**-**	275
Accounts receivable - customers, less allowance for uncollectible accounts of $36 and $35 in 2003 and 2002, respectively	**790**	683
Accrued unbilled revenue (Note A)	**61**	54
Other receivables, less allowance for uncollectible accounts of $7 and $1 in 2003 and 2002, respectively	**184**	169
Fuel, at average cost	**33**	23
Gas in storage, at average cost	**150**	81
Materials and supplies, at average cost	**100**	92
Prepayments	**98**	73
Other current assets	**109**	124
Total Current Assets	**1,592**	1,706
Investments (Note A)	**248**	235
Deferred Charges, Regulatory Assets and Noncurrent Assets		
Goodwill (Note L)	**406**	406
Intangible assets, less accumulated amortization of $16 and $10 in 2003 and 2002, respectively (Note L)	**111**	82
Prepaid pension costs (Note E)	**1,257**	1,024
Regulatory assets (Note B)	**1,861**	1,866
Other deferred charges and noncurrent assets	**266**	196
Total Deferred Charges, Regulatory Assets and Noncurrent Assets	**3,901**	3,574
Total Assets	**$20,966**	$19,667

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheet Consolidated Edison, Inc.

Capitalization and Liabilities (Millions of Dollars)	At December 31, 2003	2002
Capitalization		
Common shareholders' equity (See Statement of Common Shareholders' Equity)	**$ 6,423**	$ 5,921
Preferred stock (See Statement of Capitalization)	**213**	213
Long-term debt (See Statement of Capitalization)	**6,733**	6,166
Total Capitalization	**13,369**	12,300
Minority Interests	**42**	9
Noncurrent Liabilities		
Obligations under capital leases (Note K)	**36**	38
Provision for injuries and damages (Note G)	**194**	197
Pensions and retiree benefits	**205**	206
Superfund and other environmental costs (Note G)	**193**	143
Independent power producer buyout	**31**	32
Other noncurrent liabilities	**48**	43
Total Noncurrent Liabilities	**707**	659
Current Liabilities		
Long-term debt due within one year	**166**	473
Notes payable	**159**	162
Accounts payable	**905**	925
Customer deposits	**228**	221
Accrued taxes	**69**	100
Accrued interest	**102**	94
System benefits charge	**17**	27
Accrued wages	**79**	82
Other current liabilities	**186**	191
Total Current Liabilities	**1,911**	2,275
Deferred Credits and Regulatory Liabilities		
Deferred income taxes (Note M)	**3,067**	2,676
Deferred investment tax credits (Note A)	**105**	112
Regulatory liabilities (Note B)	**1,759**	1,632
Other deferred credits	**6**	4
Total Deferred Credits and Regulatory Liabilities	**4,937**	4,424
Total Capitalization and Liabilities	**$20,966**	$19,667

The accompanying notes are an integral part of these financial statements.

Consolidated Income Statement Consolidated Edison, Inc.

(Millions of Dollars/Except Share Data)	For the Years Ended December 31, 2003	2002	2001
Operating Revenues (Note A)			
Electric	**$6,863**	$6,251	$6,888
Gas	**1,492**	1,204	1,466
Steam	**537**	404	504
Non-utility	**935**	643	531
Total Operating Revenues	**9,827**	8,502	9,389
Operating Expenses			
Purchased power	**3,926**	3,201	3,380
Fuel	**504**	289	394
Gas purchased for resale	**847**	596	860
Other operations	**1,134**	962	1,067
Maintenance	**353**	387	430
Impairment charges - telecommunications and other unregulated assets (Note H)	**159**	-	-
Depreciation and amortization (Note A)	**529**	495	526
Taxes, other than income taxes (Note A)	**1,116**	1,114	1,139
Income taxes (Notes A and M)	**325**	398	465
Total Operating Expenses	**8,893**	7,442	8,261
Operating Income	**934**	1,060	1,128
Other Income (Deductions)			
Investment income (Note A)	**4**	2	8
Allowance for equity funds used during construction (Note A)	**15**	10	1
Other income	**23**	48	(4)
Other deductions	**(16)**	(20)	(28)
Income taxes (Notes A and M)	**10**	22	22
Total Other Income (Deductions)	**36**	62	(1)
Income Before Interest Charges	**970**	1,122	1,127
Interest on long-term debt	**401**	386	397
Other interest	**45**	61	42
Allowance for borrowed funds used during construction (Note A)	**(12)**	(5)	(8)
Net Interest Charges	**434**	442	431
Income Before Preferred Stock Dividends	**536**	680	696
Preferred Stock Dividend Requirements of Subsidiary	**11**	12	14
Income Before Cumulative Effect of Changes In Accounting Principles	**525**	668	682
Cumulative Effect of Changes In Accounting Principles (Net of income tax of $(2) and $15 in 2003 and 2002, respectively)	**3**	(22)	-
Net Income For Common Stock	**$ 528**	$ 646	$ 682
Earnings Per Common Share - Basic			
Before cumulative effect of changes in accounting principles	**$ 2.37**	$ 3.14	$ 3.22
Cumulative effect of changes in accounting principles	**$ 0.02**	$ (0.11)	$ -
After cumulative effect of changes in accounting principles	**$ 2.39**	$ 3.03	$ 3.22
Earnings Per Common Share - Diluted			
Before cumulative effect of changes in accounting principles	**$ 2.36**	$ 3.13	$ 3.21
Cumulative effect of changes in accounting principles	**$ 0.02**	$ (0.11)	$ -
After cumulative effect of changes in accounting principles	**$ 2.38**	$ 3.02	$ 3.21
Dividends Declared Per Share of Common Stock	**$ 2.24**	$ 2.22	$ 2.20
Average Number of Shares Outstanding - Basic (in Millions)	**220.9**	213.0	212.1
Average Number of Shares Outstanding - Diluted (in Millions)	**221.8**	214.0	212.9

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Comprehensive Income Consolidated Edison, Inc.

(Millions of Dollars)	For the Years Ended December 31, 2003	2002	2001
Net Income For Common Stock	**$528**	$646	$682
Other Comprehensive Income/(Loss), Net of Taxes			
Investment in marketable equity securities,			
net of $1, $(1) and $(1) taxes in 2003, 2002 and 2001, respectively	**1**	(1)	(1)
Minimum pension liability adjustments, net			
of $0, $(3) and $(2) taxes in 2003, 2002 and 2001, respectively	**-**	(3)	(2)
Unrealized gains/(losses) on derivatives qualified as hedges due			
to cumulative effect of a change in acounting principle, net of $(6) taxes in 2001	**-**	-	(8)
Unrealized gains/(losses) on derivatives qualified as hedges,			
net of $9, $13 and $(22) taxes in 2003, 2002 and 2001, respectively	**13**	18	(31)
Less: Reclassification adjustment for gains/(losses) included in			
net income, net of $12, $(2) and $(10) taxes in 2003, 2002 and 2001, respectively	**17**	(2)	(15)
Total Other Comprehensive Income/(Loss), Net of Taxes	**(3)**	16	(27)
Comprehensive Income	**$525**	$662	$655

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Common Shareholders' Equity Consolidated Edison, Inc.

(Million of Dollars)	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock		Capital Stock Expense	Accumulated Other Comprehensive Income/(Loss)	Total
	Shares	Amount			Shares	Amount			
Balance as of December 31, 2000	212,027,131	$24	$1,458	$5,041	23,460,963	$(1,013)	$(36)	$ (2)	$5,472
Net income for common stock				682					682
Common stock dividends				(466)					(466)
Issuance of common shares - employee stock plan	230,113			(6)	(230,113)	11			5
Other comprehensive income/(loss)								(27)	(27)
Balance as of December 31, 2001	212,257,244	$24	$1,458	$5,251	23,230,850	$(1,002)	$(36)	$(29)	$5,666
Net income for common stock				646					646
Common stock dividends				(473)					(473)
Issuance of common shares - dividend reinvestment and employee stock plans	1,675,690		69	(4)	(20,150)	1			66
Other comprehensive income/(loss)								16	16
Balance as of December 31, 2002	213,932,934	$24	$1,527	$5,420	23,210,700	$(1,001)	$(36)	$(13)	$5,921
Net income for common stock				528					528
Common stock dividends				(492)					(492)
Issuance of common shares - public offering	9,570,000	1	380				(3)		378
Issuance of common shares - dividend reinvestment and employee stock plans	2,337,286		96	(5)					91
Other comprehensive income/(loss)								(3)	(3)
Balance as of December 31, 2003	**225,840,220**	**$25**	**$2,003**	**$5,451**	**23,210,700**	**$(1,001)**	**$(39)**	**$(16)**	**$6,423**

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows Consolidated Edison, Inc.

(Millions of Dollars)	For the Years Ended December 31, 2003	2002	2001
Operating Activities			
Income before preferred stock dividends	$ 536	$ 680	$ 696
Principal Non-Cash Charges (Credits) to Income			
Depreciation and amortization	529	495	526
Deferred income taxes	418	315	6
Common equity component of allowance for funds used during construction	(15)	(10)	(1)
Prepaid pension costs (net of capitalized amounts)	(179)	(262)	(259)
Other non-cash charges	(10)	141	60
Impairment charge	159	-	-
Changes in Assets and Liabilities			
Accounts receivable - customers, less allowance for uncollectibles	(107)	(96)	297
Materials and supplies, including fuel and gas in storage	(87)	25	(20)
Prepayments, other receivables and other current assets	(32)	(88)	119
Recoverable energy costs	46	(101)	130
Accounts payable	(20)	243	(354)
Pensions and retiree benefits	(1)	19	7
Accrued taxes	(32)	(45)	81
Accrued interest	8	13	(5)
Deferred charges and regulatory assets	(24)	(164)	(46)
Deferred credits and regulatory liabilities	(30)	167	19
Transmission congestion contracts	159	120	5
Other assets	(71)	34	176
Other liabilities	72	36	150
Net Cash Flows From Operating Activities	1,319	1,522	1,587
Investing Activities			
Utility construction expenditures (excluding capitalized support costs of $54, $64, and $61 in 2003, 2002 and 2001, respectively)	(1,292)	(1,204)	(1,104)
Cost of removal less salvage	(128)	(124)	(101)
Non-utility construction expenditures	(105)	(282)	(154)
Regulated companies' non-utility construction expenditures	(1)	(13)	-
Common equity component of allowance for funds used during construction	15	10	1
Nuclear fuel expenditures	-	-	(6)
Contributions to nuclear decommissioning trust	-	-	(89)
Divestiture of utility plants (net of federal income tax)	-	-	671
Investments by unregulated subsidiaries	(12)	(19)	(157)
Demolition and remediation costs for First Avenue properties	(4)	(2)	(2)
Net Cash Flows Used in Investing Activities	(1,527)	(1,634)	(941)
Financing Activities			
Net proceeds from short-term debt	(3)	(182)	40
Repayment/retirement of long-term debt	(856)	(311)	(310)
Additions to long-term debt	778	1,125	723
Issuance of common stock	431	25	-
Application of funds held for redemption of long-term debt	275	(275)	(328)
Refunding of preferred stock	-	(37)	-
Debt and equity issuance costs	(27)	(17)	(23)
Common stock dividends	(444)	(433)	(470)
Preferred stock dividends	(11)	(10)	(14)
Net Cash Flows From/(Used in) Financing Activities	143	(115)	(382)
Cash and Temporary Cash Investments:			
Net Change For The Period	(65)	(227)	264
Balance at Beginning of Period	132	359	95
Balance at End of Period	67	132	359
Less: Restricted Cash	18	14	88
Balance: Cash and Temporary Cash Investments	$ 49	$ 118	$ 271
Supplemental Disclosure of Cash Flow Information			
Cash paid during the period for:			
Interest	$ 381	$ 359	$ 358
Income taxes	$ 90	$ 226	$ 217

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Capitalization Consolidated Edison, Inc.

(Million of Dollars)	Shares Outstanding December 31, 2003	2002	At December 31, 2003	2002
Total Common Shareholders' Equity Less Accumulated Other Comprehensive Income/(Loss)	**225,840,220**	**213,932,934**	**$6,439**	**$5,934**
Accumulated Other Comprehensive Income/(Loss)				
Investment in marketable equity securities, net of $1 and $(2) taxes in 2003 and 2002, respectively			1	(2)
Minimum pension liability adjustment, net of $(5) and $(5) taxes in 2003 and 2002, respectively			(7)	(7)
Unrelaized gains/(losses) on derivatives qualified as hedges, net of $(6) and $(15) taxes in 2003 and 2002, respectively			(8)	(21)
Less: Reclassification adjustment for gains/(losses) included in net income, net of $0 and $(12) taxes in 2003 and 2002, respectively			2	(17)
Total Accumulated Other Comprehensive Income/(Loss), Net of Taxes			**(16)**	(13)
Total Common Shareholders' Equity (See Statement of Common Shareholders' Equity and Note C)			**6,423**	5,921
Preferred Stock of Subsidiary (Note C)				
$5 Cumulative Preferred, without par value, authorized 1,915,319 shares	1,915,319	1,915,319	175	175
Cumulative Preferred, $100 par value, authorized 6,000,000 shares				
4.65% Series C	153,296	153,296	16	16
4.65% Series D	222,330	222,330	22	22
Total preferred stock			**$ 213**	$ 213

Consolidated Statement of Capitalization Consolidated Edison, Inc.

Long-term debt (Note C)(Millions of Dollars) Maturity	Interest Rate	Series	At December 31, 2003	2002
Debentures:				
2003	6-3/8%	1993D	$ -	$ 150
2003	6.56	1993D	-	35
2004	7-5/8	1992B	150	150
2005	6-5/8	1995A	100	100
2005	6-5/8	2000C	350	350
2007	6.45	1997B	330	330
2007	7-1/8	1997J	20	20
2008	6-1/4	1998A	180	180
2008	6.15	1998C	100	100
2008	3-5/8	2003A	200	-
2009	7.15	1999B	200	200
2010	8-1/8	2000A	325	325
2010	7-1/2	2000A	55	55
2010	7-1/2	2000B	300	300
2012	5-5/8	2002A	300	300
2013	4-7/8	2002B	500	500
2013	3.85	2003B	200	-
2023	7-1/2	1993G	-	380
2026	7-3/4	1996A	100	100
2027	6-1/2	1997F	80	80
2028	7.10	1998B	105	105
2028	6.90	1998D	75	75
2029	7-1/8	1994A	150	150
2029	7.00	1999G	45	45
2033	5-7/8	2003A	175	-
2033	5.10	2003C	200	-
2039	7.35	1999A	275	275
2041	7-1/2	2001A	400	400
2042	7-1/4	2002A	325	325
Total Debentures			**5,240**	5,030
Tax-exempt debt - notes issued to New York State Energy Research and Development Authority for Facilities Revenue Bonds:				
2014	1.04%**	1994*	55***	55***
2015	1.04 **	1995*	44	44
2020	5-1/4	1993B	128	128
2020	6.10	1995A	128	128
2022	5-3/8	1993C	20	20
2028	6.00	1993A	101	101
2029	7-1/8	1994A	100	100
2034	1.09 **	1999A	292	292
2036	4.70	2001A***	226	231
2036	1.10 **	2001B	98	98
Total Tax-Exempt Debt			**1,192**	1,197
Subordinated deferrable interest debentures:				
2031	7-3/4%	1996A	-	275
Other long-term debt			491	164
Unamortized debt discount			(24)	(27)
Total			**6,899**	6,639
Less: long-term debt due within one year			166	473
Total Long-Term Debt			**6,733**	6,166
Total Capitalization			**$13,369**	$12,300

* Issued for O&R pollution control financing.
** Rates reset weekly or by auction held every 35 days; December 31, 2003 rate shown.
*** See Note P.
The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements-Consolidated Edison, Inc.

General

These combined notes accompany and form an integral part of the consolidated financial statements of each of Consolidated Edison, Inc., a holding company, and its subsidiaries (Con Edison), Consolidated Edison Company of New York, Inc. and its subsidiaries (Con Edison of New York) and Orange & Rockland Utilities, Inc. and its subsidiaries (O&R). Con Edison of New York and O&R, which are regulated utilities, are subsidiaries of Con Edison. Con Edison also has the following unregulated subsidiaries: Consolidated Edison Solutions, Inc. (Con Edison Solutions), a retail energy services company that sells electricity and gas to delivery customers of utilities, including Con Edison of New York and O&R, and also offers energy-related services; Consolidated Edison Energy, Inc. (Con Edison Energy), a wholesale energy supply company; Consolidated Edison Development, Inc. (Con Edison Development), a company that owns and operates generating plants and energy and other infrastructure projects; and Con Edison Communications, LLC (Con Edison Communications), a company that builds and operates fiber optic networks to provide telecommunications services. Con Edison of New York and O&R are referred to in these notes as the "Utilities." Con Edison and the Utilities are collectively referred to in these combined notes as the "Companies." Neither Con Edison of New York nor O&R makes any representation as to information relating to Con Edison or the subsidiaries of Con Edison other than itself.

Note A – Summary of Significant Accounting Policies
Principles of Consolidation

Con Edison's consolidated financial statements include the accounts of Con Edison and its consolidated subsidiaries, including the Utilities. All intercompany balances and transactions have been eliminated.

Accounting Policies

The accounting policies of Con Edison and its subsidiaries conform to accounting principles generally accepted in the United States of America. For the Utilities, these accounting principles include the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," and, in accordance with SFAS No. 71, the accounting requirements of the Federal Energy Regulatory Commission (FERC) and the state public utility regulatory commissions having jurisdiction.

SFAS No. 71 specifies the economic effects that result from the cause and effect relationship of costs and revenues in the rate-regulated environment and how these effects are to be accounted for by a regulated enterprise. Revenues intended to cover some costs may be recorded either before or after the costs are incurred. If regulation provides assurance that incurred costs will be recovered in the future, these costs would be recorded as deferred charges or "regulatory assets" under SFAS No. 71. If revenues are recorded for costs that are expected to be incurred in the future, these revenues would be recorded as deferred credits or "regulatory liabilities" under SFAS No. 71.

The Utilities' principal regulatory assets and liabilities are detailed in Note B. The Utilities are receiving or being credited with a return on all of their regulatory assets for which a cash outflow has been made, and are paying or being charged with a return on all of their regulatory liabilities for which a cash inflow has been received. The Utilities' regulatory assets and liabilities will be recovered from customers, or applied for customer benefit, in accordance with rate provisions approved by the applicable public utility regulatory commission.

Other significant accounting policies of the Companies are referenced in Note E (Pension Benefits), Note F (Other Postretirement Benefits), Note K (Leases), Note L (Goodwill and Intangible Assets) and Note P (Derivative Instruments and Hedging Activities) to the financial statements.

Plant and Depreciation
Utility Plant

Utility plant is stated at original cost. The capitalized cost of additions to utility plant includes indirect costs such as engineering, supervision, payroll taxes, pensions, other benefits and an allowance for funds used during construction (AFDC). The original cost of property is charged to accumulated depreciation as property is retired. The cost of repairs and maintenance is charged to expense and the cost of betterments is capitalized. At December 31, 2003, the Utilities reclassified the cost of removal less salvage value originally included in the accumulated depreciation reserve to a regulatory liability in accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations." The amounts reclassified for Con Edison, Con Edison of New York and O&R were $777 million, $721 million and $56 million in 2003 and $813 million, $773 million and $40 million in 2002, respectively.

Rates used for AFDC include the cost of borrowed funds and a reasonable rate on the regulated utilities own funds when so used, determined in accordance with regulations of the FERC and the state public utility regulatory authority having jurisdiction. The rate is compounded semiannually, and the amounts applicable to borrowed funds are treated as a reduction of interest charges, while the amounts applicable to the regulated utilities' own funds are credited to other income (deductions).

The AFDC rates for the Utilities were as follows:

	For the Years Ended December 31, 2003	2002	2001
Con Edison of New York	7.1%	6.8%	6.8%
O&R	1.1%	8.4%	4.6%

The Utilities generally compute annual charges for depreciation using the straight-line method for financial statement purposes, with rates based on average service lives and net salvage factors.

The average depreciation rates for the Utilities were as follows:

	For the Years Ended December 31, 2003	2002	2001
Con Edison of New York	3.0%	3.0%	3.1%
O&R	3.1%	3.3%	3.3%

The estimated lives for utility plant for Con Edison of New York range from 25 to 80 years for electric, 15 to 85 years for gas, 30 to 75 years for steam and 8 to 50 years for general plant. For O&R, the estimated lives for utility plant range from 5 to 65 years for electric, 7 to 75 years for gas and 5 to 55 years for general plant.

Non-Utility Plant

Non-utility plant is stated at original cost. For the Utilities, non-utility plant consists primarily of land and telecommunication facilities that are currently not utilized within electric, gas or steam utility operations. For Con Edison's unregulated subsidiaries, non-utility plant consists primarily of generating assets and telecommunication facilities. Depreciation on these assets is computed using the straight-line method for financial statement purposes over their estimated useful lives, which range from 5 to 40 years for generating assets, 3 to 20 years for telecommunication facilities and 3 to 50 years for other property.

The average non-utility depreciation rates for Con Edison Development and Con Edison Communications were as follows:

	For the Years Ended December 31, 2003	2002	2001
Con Edison Development	3.0%	3.9%	4.0%
Con Edison Communications	8.4%	10.0%	5.8%

In 2002, in accordance with SFAS No. 34, "Capitalization of Interest Costs," Con Edison capitalized interest on its borrowings associated with the unregulated subsidiaries' capital projects in progress. Capitalized interest is added to the asset cost, and is amortized over the useful lives of the assets. The amount of such capitalized interest cost for 2003 and 2002 was $6 million and $14 million, respectively. No amounts were capitalized in 2001.

Revenues

The Utilities and Con Edison Solutions recognize revenues for electric, gas or steam service on a monthly billing cycle basis. The Utilities defer over a 12-month period all net interruptible gas revenues not authorized by the New York State Public Service Commission (PSC) to be retained by the Utilities for refund to firm gas sales and transportation customers. O&R and Con Edison Solutions accrue revenues at the end of each month for estimated energy usage not yet billed to customers, while Con Edison of New York does not accrue such revenues, in accordance with current regulatory agreements. Unbilled revenues included in Con Edison's and O&R's balance sheets at December 31, 2003 and 2002 were as follows:

(Millions of Dollars)	2003	2002
Con Edison	$61	$54
O&R	$18	$20

Recoverable Energy Costs

The Utilities generally recover all of their prudently incurred fuel, purchased power and gas costs, including hedging gains and losses, in accordance with rate provisions approved by the applicable state public utility commissions. If the actual energy costs for a given month are more or less than the amounts billed to customers for that month, the difference is recoverable from or refundable to customers. Differences between actual and billed energy costs are generally deferred for charge or refund to customers during the next billing cycle (normally within one or two months). For Con Edison of New York, rate provisions also include a possible incentive or penalty of up to $25 million annually relating to electric costs (see "Energy Price Hedging" in Note P). For O&R gas costs, differences between actual and billed gas costs during the 12-month period ending each August are charged or refunded to customers during a subsequent 12-month period.

The difference between purchased power costs initially billed to the Utilities by the New York Independent System Operator (NYISO) and the cost of power subsequently determined by the NYISO to have actually been supplied is refunded by the NYISO to the Utilities, or paid to the NYISO by the Utilities. The reconciliation payments or receipts are recoverable from or refundable to the Utilities' customers. At December 31, 2003, Con Edison of New York had deferred $134 million of refunds received from the NYISO as a regulatory liability. In New Jersey, O&R's subsidiary purchases energy under competitive bidding supervised by the New Jersey Board of Public Utilities (NJBPU) for contracts ranging from one to three years. Base rates are adjusted to conform to contracted amounts when new contracts take effect and differences between actual costs and revenues collected, chiefly attributable to differences between estimated and actual customer consumption, are reconciled at a later date. See "Rate and Restructuring Agreements-Electric" in Note B for 2003 NJBPU ruling regarding previously deferred purchased power costs. In Pennsylvania, O&R's subsidiary recovers fuel costs based on a rate allowed by the Pennsylvania Public Utility Commission (PPUC).

Temporary Cash Investments

Temporary cash investments are short-term, highly liquid investments that generally have maturities of three months or less. They are stated at cost, which approximates market. The Companies consider temporary cash investments to be cash equivalents.

Investments

Investments consist primarily of the investments of Con Edison's unregulated subsidiaries, which, depending on the subsidiaries' ownership, are recorded at cost, accounted for under the equity method or accounted for as leveraged leases in accordance with SFAS No. 13, "Accounting for Leases." See Note K for a discussion of investments in Lease In/Lease Out transactions and Note H for a discussion of Con Edison Development's impairment charge related to its Genor generating asset. Con Edison of New York's investments are recorded under the equity method.

Federal Income Tax

In accordance with SFAS No. 109, "Accounting for Income Taxes," the Companies have recorded an accumulated deferred federal income tax liability for temporary differences between the book and tax bases of assets and liabilities at current tax rates. In accordance with rate agreements, the Utilities have recovered amounts from customers for a portion of the tax liability they will pay in the future as a result of the reversal or "turn-around" of these temporary differences. As to the remaining tax liability, in accordance with SFAS No. 71, the Utilities have established regulatory assets for the net revenue requirements to be recovered from customers for the related future tax expense (see Note M). In 1993, the PSC issued a Policy Statement approving accounting procedures consistent with SFAS No. 109 and providing assurances that these future increases in taxes will be recoverable in rates.

Accumulated deferred investment tax credits are amortized ratably over the lives of the related properties and applied as a reduction to future federal income tax expense.

Con Edison and its subsidiaries file a consolidated federal income tax return. The consolidated income tax liability is allocated to each member of the consolidated group using the separate return method. Each member pays tax or receives a benefit based on its own taxable income or loss in accordance with tax sharing agreements between the members of the consolidated group.

State Income Tax

The New York State tax laws applicable to utility companies were changed effective January 1, 2000. Certain revenue-based taxes were repealed or reduced and replaced by a net income-based tax. In June 2001, the PSC issued its Final Order relating to the tax law changes. It authorized each utility to use deferral accounting to record the difference between taxes being collected and the actual tax expense under the new tax law until that expense is incorporated in base rates.

Con Edison and its subsidiaries file a combined New York State Corporation Business Franchise Tax Return. Similar to a federal consolidated income tax return, the income of all entities in the combined group is subject to New York State taxation, after adjustments for differences between federal and New York law and apportionment of income among the states in which the company does business. Each member of the group pays or receives a benefit based on its own New York State taxable income or loss.

Taxes Other than Income Taxes

The PSC requires New York regulated utility companies to record gross receipts tax revenues and expenses on a gross income statement presentation basis (i.e., included in both revenue and expense). The recovery of these taxes is part of the PSC approved revenue requirement within each of the respective rate agreements.

Research and Development Costs

Research and development costs are charged to operating expenses as incurred. Research and development costs were as follows:

	For the Years Ended December 31,		
(Millions of Dollars)	2003	2002	2001
Con Edison	$11	$11	$14
Con Edison of New York	$10	$11	$14
O&R	$ 1	$ -	$ -

Reclassification

Certain prior year amounts have been reclassified to conform with the current year presentation.

Earnings Per Common Share

In accordance with SFAS No. 128, "Earnings per Share," Con Edison presents basic and diluted earnings per share on the face of its consolidated income statement. Basic earnings per share is calculated by dividing earnings available to common shareholders ("Net Income For Common Stock" on Con Edison's consolidated income statement) by the weighted average number of Con Edison common shares outstanding during the period. In the calculation of diluted EPS, weighted average shares outstanding are increased for additional shares that would be outstanding if potentially dilutive securities were converted to common stock.

Potentially dilutive securities for Con Edison consist of restricted stock and stock options whose exercise price is less than the average market price of the common shares during the reporting period. See Note N.

Basic and diluted EPS for Con Edison are calculated as follows:

(Millions of Dollars/Shares in Millions)	For the Years Ended December 31, 2003	2002	2001
Income before cumulative effect of changes in accounting principles	$ 525	$668	$682
Cumulative effect of changes in accounting principles, net of tax	3	(22)	-
Net income for common stock	$ 528	$646	$682
Average number of shares outstanding – Basic	221	213	212
Add: Incremental shares attributable to effect of potentially dilutive securities	1	1	1
Average number of shares outstanding – Diluted	222	214	213
Earnings Per Common Share – Basic			
Before cumulative effect of changes in accounting principles	$2.37	$3.14	$3.22
Cumulative effect of changes in accounting principles	0.02	(0.11)	-
After cumulative effect of changes in accounting principles	$2.39	$3.03	$3.22
Earnings Per Common Share – Diluted			
Before cumulative effect of changes in accounting principles	$2.36	$3.13	$3.21
Cumulative effect of changes in accounting principles	0.02	(0.11)	-
After cumulative effect of changes in accounting principles	$2.38	$3.02	$3.21

Stock options to purchase 7 million, 6 million and 5 million Con Edison common shares for the years ended December 31, 2003, 2002 and 2001, respectively, were not included in the respective period's computation of diluted earnings per share because the exercise price of the option was greater than the average market price of the common shares.

Stock-Based Compensation

Con Edison accounts for its stock-based compensation plans using the intrinsic value model of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. All options and units granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. No compensation expense has been reflected in the income statement for any period presented except as shown below and as described in Note N. The following table illustrates the effect on net income and earnings per share if Con Edison had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – An Amendment of FASB Statement No. 123," for the purposes of recognizing compensation expense on employee stock-based arrangements.

(Millions of Dollars/Shares in Millions)	Con Edison 2003	2002	2001	Con Edison of New York 2003	2002	2001	O&R 2003	2002	2001
Net income for common stock, as reported	$528	$646	$682	$591	$605	$649	$45	$45	$40
Add: Stock-based compensation expense *included in reported net income,* net of related tax effects	3	6	3	3	6	3	-	-	-
Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	8	13	7	7	12	6	-	-	-
Pro forma net income for common stock	$523	$639	$678	$587	$599	$646	$45	$45	$40
Average number of shares outstanding – Basic	221	213	212						
Add: Incremental shares attributable to effect of dilutive securities	1	1	1						
Average number of shares outstanding – Diluted	222	214	213						
Earnings per share:									
Basic – as reported	$2.39	$3.03	$3.22						
Basic – pro forma	$2.37	$3.00	$3.19						
Diluted – as reported	$2.38	$3.02	$3.21						
Diluted – pro forma	$2.36	$2.99	$3.18						

These pro forma amounts may not be representative of future year pro forma amount disclosures due to changes in future market conditions and additional grants in future years.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B – Regulatory Matters

Rate and Restructuring Agreements

Electric

In September 1997, the PSC approved a restructuring agreement between Con Edison of New York, the PSC staff and certain other parties (the 1997 Restructuring Agreement). The 1997 Restructuring Agreement provided for a transition to a competitive electric market through the development of a retail access plan, a rate plan for the period ended March 31, 2002, a reasonable opportunity for recovery of "strandable costs" and the divestiture of electric generation capacity by the company.

At December 31, 2003, approximately 92,000 Con Edison of New York customers representing approximately 28 percent of aggregate customer peak load were purchasing electricity from other suppliers under the electric retail access program (which is available to all of the company's electric customers). The company delivers electricity to customers in this program through its regulated transmission and distribution systems. In general, its delivery rates for retail access customers are equal to the full-service rates applicable to other comparable customers, less an amount reflecting costs otherwise associated with supplying customers with energy and capacity.

Pursuant to the 1997 Restructuring Agreement, Con Edison of New York reduced electric rates, on an annual basis, by $129 million in 1998, $80 million in April 1999, $103 million in April 2000 and $209 million in April 2001. The effect of the April 2001 decrease for the rate year ended March 31, 2002 was partially offset by recognition in income of $36 million relating to rates for distributing electricity to customers of the New York Power Authority (NYPA) and $50 million (after-tax) of deferred generation divestiture gain. Rates were also reduced, on an annual basis, effective September 2001 by $313 million to reflect the divestiture of the company's nuclear generating facility and the Roseton generating plant, which resulted in a reduction in operating and other expenses. See Note J.

Pursuant to the 1997 Restructuring Agreement, as amended by a July 1998 PSC order, Con Edison of New York sold approximately 7,780 MW of the approximately 8,300 MW of generating capacity that it owned at the time the 1997 Restructuring Agreement was executed. See Note J.

In November 2000, the PSC approved an agreement (the 2000 Electric Rate Agreement) that revised and extended the rate plan provisions of the 1997 Restructuring Agreement. Pursuant to the 2000 Electric Rate Agreement, the company reduced the distribution component of its electric rates by $170 million on an annual basis, effective October 2000.

In general under the 2000 Electric Rate Agreement, Con Edison of New York's base electric transmission and distribution rates will not otherwise be changed during the five-year period ending March 2005 except (i) with respect to certain changes in costs above anticipated annual levels resulting from legal or regulatory requirements, inflation in excess of a 4 percent annual rate, property tax changes and environmental cost increases or (ii) if the PSC determines that circumstances have occurred that either threaten the company's economic viability or ability to provide, safe and adequate service, or render the company's rate of return unreasonable for the provision of safe and adequate service.

Under the 2000 Electric Rate Agreement, as approved by the PSC and as modified in December 2001, 35 percent of any earnings in each of the rate years ending March 2002 through 2005 above a specified rate of return on electric common equity will be retained for shareholders and the balance will be applied for customer benefit as determined by the PSC. In 2002 and 2003, Con Edison of New York established an electric shared earnings reserve of $49 million for the rate year ending March 2003. An electric shared earnings reserve has not been established for the rate year ending March 2004 based on results through the end of calendar year 2003, and there was no sharing of earnings for the rate year ended March 2002. The earnings threshold for rate years ending March 2003 through March 2005 of 11.75 percent can be increased up to 50 basis points. The threshold will increase by 25 basis points if certain demand reductions and supply increases exceed targeted projections and by an additional 25 basis points if certain customer service and reliability objectives are achieved. The company could be required to pay up to $40 million annually in penalties if certain threshold service and reliability objectives are not achieved. The company recorded penalties relating to reliability objectives of $8 million and $3 million in 2003 and 2002, respectively.

Con Edison of New York's potential electric strandable costs are utility investments and commitments that may not be recoverable in a competitive electric supply market. The company is recovering these costs in the rates it charges all of its electric customers. The 2000 Electric Rate Agreement continues the stranded cost recovery provisions of the 1997 Restructuring Agreement, stating that Con Edison of New York "will be given a reasonable opportunity to recover stranded and strandable costs remaining at March 31, 2005, including a reasonable return on investments, under the parameters and during the time periods set forth therein."

The 2000 Electric Rate Agreement also continues the rate provisions pursuant to which Con Edison of New York recovers prudently incurred purchased power and fuel costs from customers. See "Recoverable Energy Costs" below.

In 1997, the PSC approved a four-year O&R restructuring plan effective through December 31, 2002, pursuant to which O&R sold all of its generating assets, made retail access available to all of its electric customers effective May 1999 and reduced its electric rates by $32 million through rate reductions implemented in December 1997 and 1998. In 1998 and 1999, similar plans for O&R's utility subsidiaries in Pennsylvania and New Jersey were approved by state regulators. The Pennsylvania plan provided for retail access for all customers effective May 1999. The New Jersey plan provided for retail access for all customers effective August 1999 and rate reductions of $7 million effective August 1999, an additional reduction of $3 million effective January 2001 and a final reduction of $6 million effective August 2002.

In accordance with the April 1999 PSC order approving Con Edison's acquisition of O&R, Con Edison of New York reduced its annual electric and gas rates by $12 million and $2 million, respectively, and O&R reduced its annual electric and gas rates by $6 million and $1 million, respectively.

In October 2003, the PSC approved agreements among O&R, the staff of the PSC and other parties with respect to the rates O&R can charge to its New York customers for electric service. The electric agreement, which covers the period from July 1, 2003 through October 31, 2006, provides for no changes to electric base rates and contains provisions for the amortization and offset of regulatory assets and liabilities, the net effect of which will reduce electric operating income by a total of $11 million (pre-tax) over the period covered by the agreement. The agreement continues to provide for recovery of energy costs from customers on a current basis and for O&R to share equally with customers earnings in excess of a 12.75 percent return on common equity during the three year period from July 2003 through June 2006. The period from July 2006 through October 2006 will not be subject to earnings sharing.

In July 2003, the NJBPU ruled on the petitions of Rockland Electric Company (RECO), the New Jersey utility subsidiary of O&R, for an increase in electric rates and recovery of deferred purchased power costs. The NJBPU ordered a $7 million decrease in RECO's electric base rates, effective August 2003, authorized RECO's recovery of approximately $83 million of previously deferred purchased power costs and associated interest and disallowed recovery of approximately $19 million of such costs and associated interest. At December 31, 2002, the company had accrued a reserve for $13 million of the disallowance, and at June 30, 2003 reserved an additional $6 million for the disallowance.

Gas

In November 2000, the PSC approved an agreement between Con Edison of New York, the PSC staff and certain other parties that revised and extended the 1996 gas rate settlement agreement through September 2001. The 1996 agreement, with limited exceptions, continued base rates at September 1996 levels through September 2000.

Under the 2000 agreement, the rate of return on gas common equity above which Con Edison of New York shared with customers 50 percent of earnings was increased from 13 percent to 14 percent. In addition, customer bills were reduced by $20 million during the January through March 2001 period.

At December 31, 2001, Con Edison of New York reserved $12 million for customers' share of gas earnings in excess of the 14 percent threshold for the rate year ended September 2001. No additional amounts were reserved for the rate year ended September 2002.

In April 2002, the PSC approved a Con Edison of New York gas rate agreement for the three-year period ending September 30, 2004. The rate agreement reduced gas rates, on an annualized basis, by $25 million.

During the term of the 2002 agreement, Con Edison of New York retains 100 percent of the rate year return on equity up to 11.5 percent. If the return on equity is between 11.5 percent and 12.0 percent, 100 percent of the incremental return over 11.5 percent will be set aside for customer benefit. If the return on equity is above 12.0 percent, 50 percent of the incremental return over 12.0 percent will be retained by shareholders, and the remaining 50 percent will be shared with customers. Earnings on gas common equity did not exceed the specified rate of return for the rate year ended September 30, 2003.

The 2002 agreement also continued the retail access credit for firm transportation customers and other programs designed to increase customer and marketer participation in the gas retail access program, the net costs of which are to be recovered from customers.

In May 2002, Con Edison of New York established a $36 million reserve, funded by previously deferred customer credits, to recover unreimbursed costs directly related to the World Trade Center attack.

In November 2003, Con Edison of New York filed a request with the PSC to increase charges for gas service by $108 million (9.8 percent increase), effective October 2004. The filing with the PSC reflects a return on equity of 12 percent and an equity ratio of 49.3 percent and assumes firm gas sales and transportation delivery volume increases of 0.8 percent annually. The filing includes a proposal for a multi-year rate plan to continue the proposed level of charges through September 2007 provided charges would be adjusted, effective October 2005 and October 2006, to reflect inflation and changes in pension and health insurance expenses, property taxes, capital expenditures, environmental expenditures and certain other costs. In addition, the filing would continue the provisions pursuant to which energy costs are recovered from customers on a current basis and the effects of weather-related changes on net income are moderated.

In November 2000, the PSC authorized implementation of a gas rate agreement between O&R, the PSC staff, and certain other parties covering the period November 2000 through April 2002. In October 2001, the PSC approved an extension of this agreement covering the period May 2002 through October 2003. With limited exceptions, the agreement provided for no changes to base rates. O&R was permitted to retain, and amortized to income over the period November 2000 through October 2003, $18 million of deferred credits that otherwise would have been credited to customers.

In October 2003, the PSC approved agreements among O&R, the PSC staff and other parties with respect to the rates O&R can charge to its New York customers for gas service. The O&R gas agreement, which covers the period from November 1, 2003 through October 31, 2006, provides for increases in gas base rates of $9 million (5.8 percent) effective November 2003, $9 million (4.8 percent) effective November 2004 and $5 million (2.5 percent) effective November 2005. The O&R gas agreement also continues a weather normalization clause that moderates, but does not eliminate, the effect of weather-related changes on net income. The agreement continues to provide for recovery of energy costs from customers on a current basis and for O&R to share equally with customers earnings in excess of an 11 percent return on common equity. The agreement also contains incentives under which, among other things, the company earns additional amounts based on attaining specified targets for customer subscription to its retail access programs and the achievement of certain net revenue targets for interruptible sales and transportation customers.

Steam

In November 2000, the PSC authorized implementation of an agreement between Con Edison of New York, the PSC staff and certain other parties, that provided for a $17 million steam rate increase in October 2000 and, with limited exceptions, no further changes in steam rates prior to October 2004. The company is required to share with customers 50 percent of any earnings for any rate year covered by the agreement above a specified rate of return on steam common equity (11.0 percent for the first rate year, the 12-month period ended September 2001; 10.5 percent thereafter if the repowering of its steam-electric generating plant is not completed). The net revenue effect associated with sales increases related to colder than normal winter weather (November through April) will be excluded from any earnings measurement. Earnings on steam common equity did not exceed the specific rates of return for the rate years ended September 30, 2001, 2002 or 2003.

Under the steam rate agreement, upon completion of the project to add incremental generating capacity at the East River steam-electric generating plant, the net benefits of the project (including the net after-tax gain from the sale of a nine-acre development site in mid-town Manhattan along the East River) allocable to steam operations will inure to the benefit of steam customers. It is now expected that this project will not be completed until after the expiration of the current steam rate agreement. Con Edison of New York believes the same provisions would apply in the next rate agreement.

The agreement continues the rate provisions pursuant to which Con Edison of New York recovers prudently incurred purchased steam and fuel costs and requires Con Edison of New York to develop a strategy for hedging price variations for a portion of the steam produced each year.

In November 2003, Con Edison of New York filed a request with the PSC to increase charges for steam service by $129 million (14.6 percent increase), net of an estimated $64 million of expected fuel savings associated with the ongoing East River Repowering Project, effective October 2004. The filing with the PSC reflects a return on equity of 12 percent and an equity ratio of 49.3 percent. The filing includes a proposal for a multi-year rate plan to continue the proposed level of charges through September 2007 provided charges would be adjusted, effective October 2005 and October 2006, to reflect inflation and changes in pension and health insurance expenses, property taxes, capital expenditures, environmental expenditures and certain other costs. In addition, the filing would continue the provisions pursuant to which fuel and purchased power costs are recovered from customers on a current basis.

Regulatory Assets and Liabilities

Regulatory assets and liabilities at December 31, 2003 and 2002 were comprised of the following items:

(Millions of Dollars)	Con Edison 2003	Con Edison 2002	Con Edison of New York 2003	Con Edison of New York 2002	O&R 2003	O&R 2002
Regulatory Assets						
Future federal income tax	$ 629	$ 614	$ 589	$ 575	$ 40	$ 39
Recoverable energy costs	264	310	176	223	88	87
Sale of nuclear generating plant	159	215	159	215	-	-
Real estate sale costs - First Avenue properties	138	134	138	134	-	-
Deferred retirement program costs	77	84	33	38	44	46
Deferred unbilled gas revenue	44	44	44	44	-	-
Deferred environmental remediation reserve costs	155	83	116	52	39	31
Workers' compensation	51	54	51	54	-	-
Deferred asbestos-related reserve costs	39	39	38	38	1	1
Divestiture - capacity replacement reconciliation	16	29	16	29	-	-
Deferred revenue taxes	48	78	45	72	3	6
World Trade Center restoration costs	68	63	68	63	-	-
NYS tax law changes	23	43	23	43	-	-
Property tax reconciliation	41	(33)	41	(33)	-	-
Other	109	109	103	83	6	26
Total Regulatory Assets	**$1,861**	**$1,866**	**$1,640**	**$1,630**	**$221**	**$236**
Regulatory Liabilities						
Allowance for cost of removal less salvage	$ 777	$ 813	$ 721	$ 773	$ 56	$ 40
NYISO reconciliation	134	107	134	107	-	-
Gain on divestiture	56	69	55	64	1	5
Deposit from sale of First Avenue properties	50	50	50	50	-	-
Refundable energy costs	21	31	-	-	21	31
Accrued electric rate reduction	33	45	32	38	1	7
DC service incentive	38	35	38	35	-	-
Transmission congestion contracts	284	125	284	125	-	-
Gas rate plan - World Trade Center recovery	36	36	36	36	-	-
Electric excess earnings	49	40	49	40	-	-
Natural gas refunds	9	17	9	17	-	-
NYS tax law changes	18	38	18	38	-	-
Gas interference – cost sharing	10	12	10	12	-	-
Federal income tax refund	29	29	29	29	-	-
Gas interruptible sales credits	26	25	26	25	-	-
Steam special franchise tax	10	3	10	3	-	-
Other	179	157	163	135	16	22
Total Regulatory Liabilities	**$1,759**	**$1,632**	**$1,664**	**$1,527**	**$ 95**	**$105**

Note C – Capitalization

Common Stock

At December 31, 2003 and 2002, Con Edison owned all of the issued and outstanding shares of common stock of the Utilities. Con Edison of New York owns $962 million of Con Edison stock, which it purchased in 1998 and 1999 in connection with Con Edison's stock repurchase plan.

Capitalization of Con Edison

The outstanding capitalization for Con Edison is shown on its Consolidated Statement of Capitalization, and includes the Utilities' outstanding preferred stock and debt.

Preferred Stock of Utility Subsidiaries

As of December 31, 2003, 1,915,319 shares of Con Edison of New York's $5 Cumulative Preferred Stock (the "$5 Preferred") and 375,626 shares of its Cumulative Preferred Stock ($100 par value) were outstanding.

Dividends on the $5 Preferred stock are $5 per share per annum, payable quarterly, and dividends on the Cumulative Preferred Stock are $4.65 per share per annum, payable quarterly. The preferred dividends must be declared by Con Edison of New York's Board of Trustees to become payable. See "Dividends" below.

With respect to any corporate action to be taken by a vote of shareholders of Con Edison of New York, Con Edison (which owns all of the 235,488,094 shares of Con Edison of New York's common shares that are outstanding) and the holders of the $5 Preferred are each entitled to one vote for each share held. Except as otherwise required by law, holders of the Cumulative Preferred Stock have no right to vote; provided, however, that if the $5 Preferred is no longer outstanding, the holders of the Cumulative Preferred Stock are entitled to one vote for each share with respect to any corporate action to be taken by a vote of the shareholders of Con Edison of New York. In addition, if dividends are in arrears for certain periods, the holders are entitled to certain rights with respect to the election of Con Edison of New York's Trustees. Without the consent of the holders of the Cumulative Preferred Stock, Con Edison of New York may not create or authorize any kind of stock ranking prior to the Cumulative Preferred Stock or, if such actions would affect the holders of the Cumulative Preferred Stock adversely, be a party to any consolidation or merger, create or amend the terms of the Cumulative Preferred Stock or reclassify the Cumulative Preferred Stock. Con Edison of New York may redeem the $5 Preferred at a redemption price of $105 per share and the Cumulative Preferred Stock at a redemption price of $101 per share (in each case, plus accrued and unpaid dividends). In the event of the dissolution, liquidation or winding up of the affairs of Con Edison of New York, before any distribution of capital assets could be made to the holders of the company's common stock, the holders of the $5 Preferred and the Cumulative Preferred Stock would each be entitled to receive $100 per share, in the case of an involuntary liquidation, or an amount equal to the redemption price per share, in the case of a voluntary liquidation, in each case together with all accrued and unpaid dividends.

Dividends

In accordance with PSC requirements, the dividends that the Utilities may pay are limited to not more than 100 percent of their respective income available for dividends calculated on a two-year rolling average basis. Excluded from the calculation of "income available for dividends" are non-cash charges to income resulting from accounting changes or charges to income resulting from significant unanticipated events. The restriction also does not apply to dividends paid in order to transfer to Con Edison proceeds from major transactions, such as asset sales, or to dividends reducing each utility subsidiary's equity ratio to a level appropriate to its business risk.

In addition, no dividends may be paid, or funds set apart for payment, on Con Edison of New York's common stock until all dividends accrued on the $5 Preferred Stock and Cumulative Preferred Stock have been paid, or declared and set apart for payment.

Long-term Debt

Long-term debt maturing in the period 2004-2008 is as follows:

(Millions of Dollars)	Con Edison	Con Edison of New York	O&R
2004	$166	$150	$-
2005	467	450	-
2006	20	-	-
2007	371	330	20
2008	504	280	-

Long-term debt includes notes issued by O&R to the New York State Energy Research and Development Authority (NYSERDA) for the net proceeds of NYSERDA's $55 million aggregate principal amount of Series 1994A and $44 million aggregate principal amount of Series 1995A Pollution Control Refunding Revenue Bonds. The interest rate determination method for this debt is subject to change in accordance with the related indenture, and the debt currently bears interest at a weekly rate determined by its remarketing agent. The debt is subject to optional and, in certain circumstances, mandatory tender for purchase by O&R. See "Interest Rate Hedging" in Note P.

Long-term debt is stated at cost, which, as of December 31, 2003, approximates fair value (estimated based on current rates for debt of the same remaining maturities), except for

$225 million of Con Edison of New York's tax-exempt financing. See "Interest Rate Hedging" in Note P.

At December 31, 2003, long-term debt includes $23 million of mortgage bonds collateralized by substantially all the utility plant and other physical property of O&R's New Jersey and Pennsylvania utility subsidiaries, $141 million of non-recourse debt of a Con Edison Development subsidiary collateralized by a pledge of a New Jersey power plant, a related power purchase agreement and project assets, and $339 million of debt secured by a New Hampshire power plant and related assets. See Note T. At December 31, 2003, restricted cash relating to the operations of the New Jersey power plant was $17 million.

Significant Debt Covenants

There are no significant debt covenants under the financing arrangements for the debentures of Con Edison, Con Edison of New York or O&R, other than obligations to pay principal and interest when due and covenants not to consolidate with or merge into any other corporation unless certain conditions are met, and no cross default provisions. The tax-exempt financing arrangements of the Utilities are subject to these covenants and the covenants discussed below.

The tax-exempt financing arrangements involved the issuance of uncollateralized promissory notes of the Utilities to NYSERDA in exchange for the net proceeds of a like amount of tax-exempt bonds with substantially the same terms sold to the public by NYSERDA. The tax-exempt financing arrangements include covenants with respect to the tax-exempt status of the financing, including covenants with respect to the use of the facilities financed. The failure to comply with these covenants would, except as otherwise provided, constitute an event of default with respect to the debt to which such provisions applied. The arrangements for certain series of Con Edison of New York's tax-exempt financing (Series 1999A, 2001A and 2001B), aggregating $615 million, and O&R's tax-exempt financing (Series 1994A and Series 1995A), aggregating $99 million, include provisions for the maintenance of liquidity and credit facilities, the failure to comply with which would, except as otherwise provided, constitute an event of default with respect to the debt to which such provisions applied. Additional series of Con Edison of New York tax-exempt financing issued in 2004 (Series 2004A and 2004B), aggregating $245 million, also include such covenants and provisions. If an event of default were to occur, the principal and accrued interest on the debt to which such event of default applied might and, in certain circumstances would, become due and payable immediately.

The liquidity and credit facilities currently in effect for the tax-exempt financing include covenants that the ratio of debt to total capital of the obligated utility will not at any time exceed 0.65 to 1 and that, subject to certain exceptions, the utility will not mortgage, lien, pledge or otherwise encumber its assets. Certain of the facilities also include as events of default, defaults in payments of other debt obligations in excess of specified levels ($100 million for Con Edison of New York; $13 million for O&R).

Note D – Short-Term Borrowing

At December 31, 2003, Con Edison and the Utilities had commercial paper programs under which short-term borrowings are made at prevailing market rates, totaling $950 million. These programs are supported by revolving credit agreements with banks. At December 31, 2003, $42 million was outstanding under Con Edison's $350 million program, $99 million was outstanding under Con Edison of New York's $500 million program, and $15 million was outstanding under O&R's $100 million program, at a weighted average interest rate of 1.0 percent. The Utilities change the amount of their programs from time to time, subject to FERC-authorized limits of $1 billion for Con Edison of New York and $150 million for O&R.

Bank commitments under the revolving credit agreements total $950 million, of which $563 million was renewed in November 2003. The commitments may terminate upon a change of control of Con Edison, and borrowings under the agreements are subject to certain conditions, including that the ratio (calculated in accordance with the agreements) of debt to total capital of the borrower not at any time exceed 0.65 to 1. At December 31, 2003, this ratio was 0.52 to 1 for Con Edison, 0.50 to 1 for Con Edison of New York and 0.46 to 1 for O&R. Borrowings under the agreements are not subject to maintenance of credit rating levels. The fees charged the Companies for the revolving credit facilities and borrowings under the agreements reflect their respective credit ratings.

See Note U for information about short-term borrowing between related parties, which the FERC has authorized.

Note E – Pension Benefits

Con Edison maintains a tax-qualified, non-contributory pension plan that covers substantially all employees of Con Edison of New York and O&R and certain employees of other Con Edison subsidiaries. The plan is designed to comply with the Internal Revenue Code and the Employee Retirement Income Security Act of 1974.

Investment gains and losses are fully recognized in expense over a 15-year period. Other actuarial gains and losses are fully recognized in expense over a 10-year period. This amortization is in accordance with the Statement of Policy issued by the PSC and is permitted under SFAS No. 87, "Employers'

Accounting for Pensions," which provides a "corridor method" for moderating the effect of investment gains and losses on pension expense, or alternatively, allows for any systematic method of amortization of unrecognized gains and losses that is faster than the corridor method and is applied consistently to both gains and losses.

Consistent with the provisions of SFAS No. 71 and its rate agreements, O&R defers for future recovery any difference between expenses recognized under SFAS No. 87 and the current rate allowance for its New York operations.

Con Edison uses a measurement date of December 31 for its pension plan.

Net Periodic Benefit Cost

The components of the Companies' net periodic benefit costs for 2003, 2002 and 2001 were as follows:

	Con Edison			Con Edison of New York			O&R		
(Millions of Dollars)	2003	2002	2001	2003	2002	2001	2003	2002	2001
Service cost – including administrative expenses	$ 102	$ 94	$ 95	$ 95	$ 88	$ 89	$ 7	$ 6	$ 6
Interest cost on projected benefit obligation	420	440	425	393	412	398	27	28	27
Expected return on plan assets	(654)	(685)	(657)	(631)	(660)	(632)	(23)	(25)	(25)
Amortization of net actuarial (gain)/loss	(95)	(173)	(193)	(104)	(179)	(198)	9	6	5
Amortization of prior service costs	15	14	14	14	14	13	1	-	1
Amortization of transition (asset)/obligation	-	(1)	3	-	(1)	3	-	-	-
Net Periodic Benefit Cost	**$ (212)**	**$ (311)**	**$ (313)**	**$ (233)**	**$ (326)**	**$ (327)**	**$ 21**	**$ 15**	**$ 14**
Amortization of regulatory asset*	4	4	4	4	4	4	-	-	-
Total Periodic Benefit Cost	**$ (208)**	**$ (307)**	**$ (309)**	**$ (229)**	**$ (322)**	**$ (323)**	**$ 21**	**$ 15**	**$ 14**
Cost capitalized/deferred	(51)	(51)	(61)	(65)	(64)	(72)	14	13	11
Cost charged to operating expenses	$ (157)	$ (256)	$ (248)	$ (164)	$ (258)	$ (251)	$ 7	$ 2	$ 3

*Relates to increases in Con Edison of New York's pension obligations of $33 million from a 1993 special retirement program and $45 million from a 1999 special retirement program.

Funded Status

The funded status at December 31, 2003, 2002 and 2001 was as follows:

	Con Edison			Con Edison of New York			O&R		
(Millions of Dollars)	2003	2002	2001	2003	2002	2001	2003	2002	2001
Change In Projected Benefit Obligation									
Projected benefit obligation at beginning of year	$6,434	$5,904	$5,630	$6,030	$5,530	$5,272	$ 404	$ 374	$ 358
Service cost – excluding administrative expenses	101	92	94	94	86	88	7	6	6
Interest cost on projected benefit obligation	420	440	425	393	412	398	27	28	27
Plan amendments	-	-	10	-	-	9	-	-	1
Net actuarial loss	54	300	30	43	283	28	11	17	2
Benefits paid	(314)	(302)	(285)	(290)	(281)	(265)	(24)	(21)	(20)
Projected Benefit Obligation at End of Year	$6,695	$6,434	$5,904	$6,270	$6,030	$5,530	$ 425	$ 404	$ 374
Change In Plan Assets									
Fair value of plan assets at beginning of year	$5,760	$6,633	$7,347	$5,563	$6,397	$7,077	$ 197	$ 236	$ 270
Actual return on plan assets	1,261	(552)	(407)	1,218	(533)	(392)	43	(19)	(15)
Employer contributions	22	4	4	2	2	2	20	2	2
Benefits paid	(313)	(302)	(285)	(290)	(281)	(265)	(23)	(21)	(20)
Administrative expenses	(20)	(23)	(26)	(19)	(22)	(25)	(1)	(1)	(1)
Fair Value of Plan Assets at End of Year	$6,710	$5,760	$6,633	$6,474	$5,563	$6,397	$ 236	$ 197	$ 236
Funded status	$ 15	$ (674)	$ 729	$ 204	$ (467)	$ 867	$ (189)	$ (207)	$(138)
Unrecognized net loss/(gain)	1,108	1,548	(184)	981	1,403	(273)	127	145	89
Unrecognized prior service costs	67	81	96	63	77	91	4	4	5
Unrecognized net transition (asset) at January 1, 1987*	-	-	(1)	-	-	(1)	-	-	-
Net Prepaid Benefit Cost	$1,190	$ 955	$ 640	$1,248	$1,013	$ 684	$ (58)	$ (58)	$ (44)
Accumulated Benefit Obligation	$5,998	$5,656	$5,385	$5,591	$5,269	$5,021	$ 407	$ 387	$ 364

* Being amortized over approximately 15 years.

The amounts recognized in the consolidated balance sheet at December 31, 2003 and 2002 were as follows:

(Millions of Dollars)	Con Edison 2003	Con Edison 2002	Con Edison of New York 2003	Con Edison of New York 2002	O&R 2003	O&R 2002
Prepaid pension costs	$1,257	$1,024	$1,257	$1,024	$ -	$ -
Accrued benefit cost	(58)	(58)	-	-	(58)	(58)
Additional minimum pension liability	(11)	(12)	(10)	(11)	(1)	(1)
Accumulated other comprehensive income	11	12	10	11	1	1
1993 special retirement program	(9)	(11)	(9)	(11)	-	-
Net prepaid benefit cost	$1,190	$ 955	$1,248	$1,013	$ (58)	$ (58)

Assumptions

The actuarial assumptions were as follows:

	2003	2002	2001
Weighted-average assumptions used to determine benefit obligations at December 31:			
Discount rate	6.30%	6.75%	7.50%
Rate of compensation increase			
Con Edison of New York	4.00%	4.30%	4.30%
O&R	4.00%	4.15%	4.15%
Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:			
Discount rate	6.75%	7.50%	7.75%
Expected return on plan assets	8.80%	9.20%	9.20%
Rate of compensation increase			
Con Edison of New York	4.30%	4.30%	4.55%
O&R	4.15%	4.15%	4.40%

The expected return assumption reflects anticipated returns on the plan's current and future assets. The Companies use historical investment data as well as the plan's target asset class and investment management mix to determine the expected return on plan assets. This analysis incorporates such factors as real return, inflation, and expected investment manager performance for each broad asset class applicable to the plan. Historical plan performance and peer data are also reviewed to check for reasonability and appropriateness.

Expected Contributions

Based on current estimates, the Companies are not required under funding regulations and laws to make any contributions to the pension plan during 2004. O&R and Con Edison's unregulated subsidiaries expect to make discretionary contributions of $22 million and $2 million, respectively, in 2004.

Plan Assets

The asset allocation for the pension plans at the end of 2003, 2002 and 2001, and the target allocation for 2004, by asset category, are as follows:

Asset Category	Target Allocation 2004	Plan Assets at December 31, 2003	2002	2001
Equity Securities	65%	64%	54%	59%
Debt Securities	30%	32%	42%	37%
Real Estate	5%	4%	4%	4%
Total	100%	100%	100%	100%

Con Edison has established a pension trust for the investment of assets to be used for the exclusive purpose of providing retirement benefits to participants and beneficiaries.

Pursuant to resolutions adopted by Con Edison's Board of Directors, the Management Development and Compensation Committee of the Board of Directors (the Committee) has general oversight responsibility for Con Edison's pension and other employee benefit plans. The plans' Named Fiduciaries have been granted the authority to control and manage the operation and administration of the plans, including overall responsibility for the investment of assets in the trust and the power to appoint and terminate investment managers. The Named Fiduciaries consist of Con Edison's chief executive, chief financial and chief accounting officers and others the Board of Directors may appoint in addition to or in place of the designated Named Fiduciaries.

The long-term investment objective for the pension trust is to maximize the total real return on trust assets while limiting risk, reflected in volatility of returns, to prudent levels. To that end, the investment strategy focuses on preserving and enhancing the value of assets in real terms over time through selection of investment managers within a framework that provides diversification between and among asset classes, investment styles, and managers. The target asset allocation is reviewed periodically based on asset/liability studies and may be modified as appropriate. The target asset allocation for 2004 reflects the results of such a study conducted in 2003.

Individual managers operate under written guidelines provided by Con Edison, which cover such areas as investment objectives, performance measurement, permissible investments, investment restrictions, trading and execution, and communication and reporting requirements. Manager performance, total fund performance, and compliance with asset allocation guidelines are monitored on an ongoing basis, and reviewed by the Named Fiduciaries and reported to the Committee on a quarterly basis. A change in fund managers and/or rebalancing of the portfolio is undertaken as appropriate. The Named Fiduciaries approve such changes, which are also reported to the Committee.

The Companies also offer a defined contribution savings plan that covers substantially all employees and made contributions to the plan as follows:

(Millions of Dollars)	For the Years Ended December 31, 2003	2002	2001
Con Edison	$18	$17	$17
Con Edison of New York	$17	$16	$16
O&R	$ 1	$ 1	$ 1

Note F – Other Postretirement Benefits

The Utilities have contributory comprehensive hospital, medical and prescription drug programs for all retirees, their dependents and surviving spouses.

Con Edison of New York also has a contributory life insurance program for bargaining unit employees and provides basic life insurance benefits up to a specified maximum at no cost to retired management employees. O&R has a non-contributory life insurance program for retirees.

Certain employees of other Con Edison subsidiaries are eligible to receive benefits under these programs. The company has reserved the right to amend or terminate these programs.

Investment plan gains and losses are fully recognized in expense over a 15-year period for the Utilities. Other actuarial gains and losses are fully recognized in expense over a 10-year period.

For O&R, plan assets are used to pay benefits and expenses for participants who retired on or after January 1, 1995. O&R pays benefits for other participants who retired prior to 1995. Plan assets include amounts owed by the plan trust to O&R of $1 million in 2003 and 2002, and less than $1 million in 2001.

Consistent with the provisions of SFAS No. 71, O&R defers for future recovery any difference between expenses recognized under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and the current rate allowances for its Pennsylvania and New York operations.

Net Periodic Benefit Cost

The components of the Utilities' net periodic postretirement benefit costs for 2003, 2002 and 2001 were as follows:

	Con Edison			Con Edison of New York			O&R		
(Millions of Dollars)	2003	2002	2001	2003	2002	2001	2003	2002	2001
Service cost	$ 10	$ 10	$ 12	$ 8	$ 8	$ 11	$ 2	$ 2	$ 1
Interest cost on accumulated postretirement benefit obligation	82	88	88	73	80	81	9	8	7
Expected return on plan assets	(78)	(80)	(73)	(74)	(76)	(70)	(4)	(4)	(3)
Amortization of net actuarial loss	46	24	10	41	21	9	5	3	1
Amortization of prior service cost	(16)	-	1	(15)	-	1	(1)	-	-
Amortization of transition obligation	4	5	17	4	5	17	-	-	-
Net Periodic Postretirement Benefit Cost	**$ 48**	**$ 47**	**$ 55**	**$ 37**	**$ 38**	**$ 49**	**$11**	**$ 9**	**$ 6**
Cost capitalized/deferred	18	14	13	11	9	11	7	5	2
Cost charged to operating expenses	$ 30	$ 33	$ 42	$ 26	$ 29	$ 38	$ 4	$ 4	$ 4

Funded Status

The funded status of the programs at December 31, 2003, 2002 and 2001 was as follows:

	Con Edison			Con Edison of New York			O&R		
(Millions of Dollars)	2003	2002	2001	2003	2002	2001	2003	2002	2001
Change In Benefit Obligation									
Benefit obligation at beginning of year	$1,248	$1,351	$1,170	$1,116	$1,249	$1,076	$132	$102	$ 94
Service cost	10	10	12	8	8	10	2	2	2
Interest cost on accumulated postretirement benefit obligation	82	88	88	73	80	81	9	8	7
Plan amendments	-	(306)	-	-	(306)	-	-	-	-
Net actuarial loss	99	178	149	89	151	144	10	27	5
Benefits paid and administrative expenses	(91)	(89)	(82)	(83)	(82)	(76)	(8)	(7)	(6)
Participant contributions	18	15	14	18	15	14	-	-	-
Medicare prescription subsidy	(128)	-	-	(114)	-	-	(14)	-	-
Benefit Obligation at End of Year	**$1,238**	**$1,247**	**$1,351**	**$1,107**	**$1,115**	**$1,249**	**$131**	**$132**	**$102**
Change In Plan Assets									
Fair value of plan assets at beginning of year	$ 717	$ 804	$ 844	$ 674	$ 763	$ 805	$ 43	$ 41	$ 39
Actual return on plan assets	145	(61)	(29)	143	(61)	(29)	2	-	-
Employer contributions	46	45	56	38	39	50	8	6	6
Participant contributions	18	16	14	18	16	14	-	-	-
Benefits paid	(87)	(82)	(76)	(83)	(78)	(72)	(4)	(4)	(4)
Administrative expenses	-	(5)	(5)	-	(5)	(5)	-	-	-
Fair Value of Plan Assets at End of Year	**$ 839**	**$ 717**	**$ 804**	**$ 790**	**$ 674**	**$ 763**	**$ 49**	**$ 43**	**$ 41**
Funded status	$ (399)	$ (530)	$ (547)	$ (317)	$ (441)	$ (486)	$ (82)	$ (89)	$ (61)
Unrecognized net loss	363	506	211	319	455	189	44	51	22
Unrecognized prior service costs	(133)	(148)	8	(132)	(147)	9	(1)	(1)	(1)
Unrecognized net transition liability at January 1, 1993*	33	36	191	33	36	191	-	-	-
Accrued Postretirement Benefit Cost	**$ (136)**	**$ (136)**	**$ (137)**	**$ (97)**	**$ (97)**	**$ (97)**	**$ (39)**	**$ (39)**	**$ (40)**

* Being amortized over a period of 20 years and reduced by an additional amount in 2002 due to plan amendments.

Assumptions

The actuarial assumptions were as follows:

	2003	2002	2001
Weighted-average assumptions used to determine benefit obligations at December 31:			
Discount Rate	6.30%	6.75%	7.50%
Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:			
Discount Rate	6.75%	7.50%	7.75%
Expected Return on Plan Assets			
Tax-Exempt Assets	8.80%	9.20%	9.20%
Taxable Assets			
Con Edison of New York	7.80%	8.20%	8.20%
O&R	8.30%	8.70%	8.70%

Refer to Note E for descriptions of the basis for determining the expected return on assets and investment policies and strategies.

The health care cost trend rate used to determine net periodic benefit cost for the year ended December 31, 2003 was 9.00%. This rate was assumed to decrease gradually to 4.75% for 2009 and remain at that level thereafter. The health care cost trend rate used to determine benefit obligations at December 31, 2003 was 9.00%. This rate was assumed to decrease gradually to 4.50% for 2009 and remain at that level thereafter.

A one-percentage point change in the assumed health care cost trend rate would have the following effects at December 31, 2003:

	Con Edison		Con Edison of New York 1-Percentage-Point		O&R	
(Millions of Dollars)	Increase	Decrease	Increase	Decrease	Increase	Decrease
Effect on accumulated postretirement benefit obligation	$128	$114	$115	$103	$13	$11
Effect on service cost and interest cost components for 2003	$ 11	$ 10	$ 10	$ 9	$ 1	$ 1

Expected Contributions

Based on current estimates, Con Edison of New York and O&R expect to contribute $27 million and $8 million, respectively, to the other postretirement benefit plans in 2004.

Plan Assets

The asset allocation for Con Edison of New York's other postretirement benefit plans at the end of 2003, 2002 and 2001, and the target allocation for 2004, by asset category, are as follows:

	Target Allocation	Plan Assets at December 31,		
Asset Category	2004	2003	2002	2001
Equity Securities	65%	62%	55%	58%
Debt Securities	35%	38%	45%	42%
Total	100%	100%	100%	100%

The asset allocation for O&R's other postretirement benefit plans at the end of 2003, 2002 and 2001 was approximately 90% and 10% in debt and equity securities, respectively. The company plans to align its asset allocation to the target shown above.

Con Edison has established postretirement health and life insurance benefit plan trusts for the investment of assets to be used for the exclusive purpose of providing other postretirement benefits to participants and beneficiaries.

Refer to Note E for a discussion of Con Edison's investment strategy.

Effect of Medicare Prescription Subsidy

In December 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003. As permitted by the FASB, the Companies have elected not to defer recognition of this Act. See Note V. To reflect the effect of the Act on the plans, the 2003 year-end accumulated postretirement benefit obligations were reduced for Con Edison, Con Edison of New York and O&R by $128 million, $114 million and $14 million, respectively, and the 2004 after-tax postretirement benefit costs are estimated to be reduced by $10 million for Con Edison, $9 million for Con Edison of New York and $1 million for O&R. The Companies will recognize the 28% subsidy (reflected as an unrecognized net gain to each plan) as an offset to plan costs. The 28% subsidy is expected to reduce prescription drug plan costs by about 25%. The Companies' actuaries have determined that each prescription drug plan provides a benefit that is at least actuarially equivalent to the Medicare prescription drug plan and projections indicate that this will be the case for 20 years. (For a small number of pension recipients, whose benefits total less than $12,000 per year, this will be the case indefinitely.) When the plans' benefits are no longer actuarially equivalent to the Medicare plan, 25% of the retirees in each plan are assumed to begin to decline participation in the Companies' prescription programs. Specific authoritative guidance on the accounting for the federal subsidy is pending and guidance, when issued, could require a change to previously reported information.

Note G – Environmental Matters

Superfund Sites

Hazardous substances, such as asbestos, polychlorinated biphenyls (PCBs) and coal tar, have been used or generated in the course of operations of the Utilities and their predecessors and are present at sites and in facilities and equipment they currently or previously owned, including sites at which gas was manufactured or stored.

The Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and similar state statutes (Superfund) impose joint and several liability, regardless of fault, upon generators of hazardous substances for investigation and remediation costs (which includes costs of demolition, removal, disposal, storage, replacement, containment and monitoring) and environmental damages. Liability under these laws can be material and may be imposed for contamination from past acts, even though such past acts may have been lawful at the time they occurred. The sites at which the Utilities have been asserted to have liability under these laws, including their manufactured gas sites, are referred to herein as "Superfund Sites."

For Superfund Sites where there are other potentially responsible parties and the Utilities are not managing the site investigation and remediation, the accrued liability represents an estimate of the amount the Utilities will need to pay to discharge their related obligations. For Superfund Sites (including the manufactured gas sites) for which one of the Utilities is managing the investigation and remediation, the accrued liability represents an estimate of the undiscounted cost to investigate the sites and, for sites that have been investigated in whole or in part, the cost to remediate the sites in light of the information available, applicable remediation standards and experience with similar sites.

For the 12 months ended December 31, 2003, Con Edison of New York and O&R incurred approximately $21 million and $5 million, respectively, for environmental remediation costs. No insurance recoveries were received. For the 12 months ended December 31, 2002, Con Edison of New York and O&R incurred approximately $22 million and $2 million, respectively, for environmental remediation costs, and O&R received insurance recoveries of $7 million.

The accrued liabilities and regulatory assets related to Superfund Sites for each of the Companies at December 31, 2003 and December 31, 2002 were as follows:

(Millions of Dollars)	Con Edison 2003	Con Edison 2002	Con Edison of New York 2003	Con Edison of New York 2002	O&R 2003	O&R 2002
Accrued liabilities:						
Manufactured gas plant sites	$145	$110	$106	$76	$39	$34
Other Superfund Sites	48	33	47	32	1	1
Total	**$193**	**$143**	**$153**	**$108**	**$40**	**$35**
Regulatory assets	$155	$ 83	$116	$ 52	$39	$31

Most of the accrued Superfund Site liability relates to Superfund Sites that have been investigated, in whole or in part. As investigations progress on these and other sites, the Companies expect that additional liability will be accrued, the amount of which is not presently determinable but may be material. The Utilities are permitted under their current rate agreements to recover or defer as regulatory assets (for subsequent recovery through rates) certain site investigation and remediation costs.

Con Edison of New York estimated in 2002 that for its manufactured gas sites, many of which have not been investigated, its aggregate undiscounted potential liability for the investigation and remediation of coal tar and/or other manufactured gas plant-related environmental contaminants could range from approximately $65 million to $1.1 billion. O&R estimated in 2002 that for its manufactured gas sites the aggregate undiscounted potential liability for the remediation of such contaminants could range from approximately $25 million to $95 million. These estimates were based on the assumption that there is contamination at each of the sites and additional assumptions regarding the extent of contamination and the type and extent of remediation that may be required. Actual experience may be materially different.

Asbestos Proceedings

Suits have been brought in New York State and federal courts against the Utilities and many other defendants, wherein a large number of plaintiffs sought large amounts of compensatory and punitive damages for deaths and injuries allegedly caused by exposure to asbestos at various premises of the Utilities. The suits that have been resolved, which are many, have been resolved without any payment by the Utilities, or for amounts that were not, in the aggregate, material to them. The amounts specified in all the remaining thousands of suits total billions of dollars but the Companies believe that these amounts are greatly exaggerated, as experienced through the disposition of previous claims. Con Edison of New York estimated in 2002 that its aggregate undiscounted potential liability for these suits and additional such suits that may be brought over the next 50 years ranges from approximately $38 million to $162 million (with no amount within the range considered more reasonable than any other). The estimate was based upon a combination of modeling, historical data analysis and risk factor assessment. Actual experience may be materially different.

In addition, workers' compensation administrative proceedings have been commenced, wherein current and former employees claim benefits based on alleged disability from exposure to asbestos.

Con Edison of New York is permitted under its current rate agreements to defer as regulatory assets (for subsequent recovery through rates) liabilities incurred for its asbestos lawsuits and workers' compensation claims. O&R defers as regulatory assets (for subsequent recovery through rates), liabilities incurred for asbestos claims by employees relating to its divested generating plants.

The accrued liability for asbestos suits and workers' compensation proceedings (including those related to asbestos exposure) and the amounts deferred as regulatory assets for each of the Companies at December 31, 2003 and December 31, 2002 were as follows:

	Con Edison		Con Edison of New York		O&R	
(Millions of Dollars)	2003	2002	2003	2002	2003	2002
Accrued liability – asbestos	$ 39	$ 39	$ 38	$ 38	$1	$1
Regulatory assets – asbestos suits	$ 39	$ 39	$ 38	$ 38	$1	$1
Accrued liability – workers' compensation	$126	$130	$122	$125	$4	$5
Regulatory assets – workers' compensation	$ 51	$ 54	$ 51	$ 54	$ -	$ -

Note H – Impairment of Long-Lived Assets

In 2003, continuing adverse market conditions affecting Con Edison's unregulated telecommunications and generation businesses led to the testing of their assets for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." For Con Edison Communications, it was determined that the book value of its assets were likely not fully recoverable. Therefore, in accordance with SFAS No. 144, Con Edison Communications reduced its assets to their fair value by recording a pre-tax impairment charge of $140 million. At the same time, $1 million (pre-tax) of capitalized interest at Con Edison, which was related to the investment in Con Edison Communications, was deemed impaired. For Con Edison Development, the analysis resulted in a total pre-tax impairment charge of $18 million related to two combustion turbines and its equity investment in a 42 MW electric generating plant in Guatemala. Estimated fair values were determined based upon market prices of comparable assets.

Note I – Non-Utility Generators

The Utilities have long-term contracts with non-utility generators (NUGs) for electric generating capacity. Assuming performance by the NUGs, the Utilities are obligated over the terms of the contracts (which extend for various periods, up to 2036) to make capacity and other fixed payments.

For the years 2004 through 2008, the capacity and other fixed payments under the contracts are estimated to be the following:

(Millions of Dollars)	2004	2005	2006	2007	2008
Con Edison	$545	$529	$557	$579	$592
Con Edison of New York	$530	$513	$552	$579	$592
O&R	$ 15	$ 16	$ 5	$ -	$ -

Such payments gradually increase to approximately $650 million in 2013, and thereafter decline significantly. For energy delivered under most of these contracts, the Utilities are obligated to pay variable prices that are estimated to be lower overall than expected market levels. In addition, for energy delivered under one of the contracts (for 20 MW), O&R is obligated to pay variable prices that are currently estimated to be above market levels.

At December 31, 2003, the aggregate capacity produced under the NUG contracts was approximately 3,200 MW, including capacity (commitment ends 2005) from the approximately 1,000 MW nuclear generating unit that Con Edison of New York sold in 2001. For energy from the unit, the company has a commitment (which ends in 2004) under which it is obligated to pay an average annual price of 3.9 cents per kWh. From time to time, certain parties have petitioned governmental authorities to close this plant. If this were to occur, the owner would not be obligated to provide the company with replacement power. Additionally, the contracts include 500 MW of energy and capacity that the company agreed to purchase annually for 10 years from a plant in Queens County, New York that is scheduled to begin operation in 2006.

Under the terms of its electric rate agreements, Con Edison of New York is recovering in rates the charges it incurs under mandated contracts with NUGs. The 2000 Electric Rate Agreement provides that, after March 31, 2005, Con Edison of New York will be given a reasonable opportunity to recover, through a non-bypassable charge to customers, the amount, if any, by which the actual costs of its purchases under the contracts exceed market value. The PSC specifically approved rate recovery of the nuclear capacity and energy purchases. O&R recovers costs under its NUG contracts pursuant to rate provisions approved by the state public utility regulatory authority having jurisdiction.

Note J – Generation Divestiture

Pursuant to restructuring agreements approved by the PSC (See "Rate and Restructuring Agreements" in Note B), the Utilities have divested all of their electric generating assets other than approximately 630 MW of Con Edison of New York's steam/electric generating stations located in New York City. Con Edison of New York sold approximately 6,300 MW of electric generating assets in 1999 and approximately 1,480 MW in 2001. O&R completed the sale of all of its generating assets prior to the completion of Con Edison's purchase of O&R in 1999.

Pursuant to the 2000 Electric Rate Agreement, the net after-tax gain (including interest accrued thereon) from Con Edison of New York's 1999 generation divestiture was applied in 2000 as follows: $188 million was credited against electric distribution plant balances; $107 million was used to offset a like amount of regulatory assets (including deferred power contract termination costs); $50 million (after-tax) was deferred for recognition in income during the 12 months ended March 31, 2002; and $12 million was deferred to be used for low-income customer programs. In addition, $30 million of employee retirement incentive expenses related to the generation divestiture was deferred for amortization over 15 years and $15 million of such expenses was charged to income in 2000.

The 2000 Electric Rate Agreement provides for Con Edison of New York to amortize to income a $74 million regulatory asset representing incremental electric capacity costs incurred prior to May 2000 to purchase capacity from the buyers of the generating assets the company sold in 1999. Amortization to income will take place in years in which the company would otherwise share excess earnings with customers, in amounts corresponding to the company's share of the excess earnings. By March 2005, any remaining unrecovered balance will be charged to expense. Of this amount, $30 million was charged to expense in 2002 and $15 million was expensed in 2001.

In January 2001, Con Edison of New York completed the sale of its 480 MW interest in the jointly-owned Roseton generating station for $138 million. The gain from the sale, which has been deferred as a regulatory liability, was $55 million at December 31, 2003, and $64 million at December 31, 2002. In September 2001, the company completed the sale of its approximately 1,000 MW nuclear generating plant and related assets for $505 million. The proceeds were net of a $74 million payment to increase the value of the nuclear decommissioning trust funds being transferred to $430 million (the amount provided for in the sales agreement). The net after-tax loss from the sale was deferred as a regulatory asset. The company was authorized, effective September 2001, to continue to recover the cost of the nuclear assets, which is included in rates, and to amortize the regulatory asset, until the loss on divestiture has been recovered. The unrecovered amount was $159 million at December 31, 2003 and $215 million at December 31, 2002. The 2000 Electric Agreement provides that the company "will be given a reasonable opportunity to recover stranded and strandable costs remaining at March 31, 2005, including a reasonable return on investments."

Note K – Leases

Con Edison's subsidiaries lease electric generating and gas distribution facilities, other electric transmission and distribution facilities, office buildings and equipment. In accordance with SFAS No. 13, these leases are classified as either capital leases or operating leases. Most of the operating leases provide the option to renew at the fair rental value for future periods. Generally, it is expected that leases will be renewed or replaced in the normal course of business.

Capital leases: For ratemaking purposes capital leases are treated as operating leases; therefore, in accordance with SFAS No. 71, the amortization of the leased asset is based on the rental payments recovered through rates. The following assets and obligations under capital leases are included in the accompanying consolidated balance sheet at December 31, 2003 and 2002:

(Millions of Dollars)	Con Edison 2003	Con Edison 2002	Con Edison of New York 2003	Con Edison of New York 2002
Utility Plant				
Transmission	$17	$12	$11	$12
Common	28	29	28	29
Total	**$45**	**$41**	**$39**	**$41**
Current Liabilities	**$ 9**	**$ 3**	**$ 3**	**$ 3**
Non-Current Liabilities	**36**	**38**	**36**	**38**
Total Liabilities	**$45**	**$41**	**$39**	**$41**

The accumulated amortization of the capital leases for Con Edison and Con Edison of New York was $32 million and $29 million as of December 31, 2003 and 2002, respectively.

The future minimum lease commitments for the above assets are as follows:

(Millions of Dollars)	Con Edison	Con Edison of New York
2004	$14	$ 8
2005	7	7
2006	7	7
2007	7	7
2008	8	8
All years thereafter	28	28
Total	**$71**	**$65**
Less: amount representing interest	26	26
Present value of net minimum lease payment	$45	$39

In November 2000, a Con Edison Development subsidiary entered into an operating lease arrangement with a limited partnership to finance construction of a 525 MW gas-fired electric generating facility in Newington, New Hampshire (Newington Project). See Note T.

Operating leases: The future minimum lease commitments under Con Edison's non-cancelable operating lease agreements, excluding the Newington Project, are as follows:

(Millions of Dollars)	Con Edison	Con Edison of New York	O&R
2004	$ 51	$40	$ 3
2005	17	7	2
2006	16	6	2
2007	15	5	2
2008	15	5	2
All years thereafter	48	19	17
Total	**$162**	**$82**	**$28**

As part of a broad initiative, the Internal Revenue Service is reviewing certain categories of transactions. Among these are transactions in which a taxpayer leases property and then immediately subleases it back to the lessor (termed "Lease In/Lease Out," or LILO transactions). In 1997 and 1999, Con Edison's unregulated subsidiaries invested $93 million in two LILO transactions, involving gas distribution and electric generating facilities in the Netherlands, which represented approximately 36 percent of the purchase price; the remaining 64 percent or $166 million was furnished by third-party financing in the form of long-term debt that provides no recourse against the subsidiaries and is primarily secured by the assets, except for guarantees of up to $10 million of the debt. Approximately half of these guarantees expired prior to December 31, 2002 and the other half will expire at the end of May 2004. At December 31, 2003, the company's investment of $202 million in these leveraged leases net of deferred tax liabilities of $142 million amounted to $60 million, which was included at cost on Con Edison's consolidated balance sheet. On audit, the Internal Revenue Service has proposed that the tax losses recognized in connection with the 1997 LILO transaction be disallowed for the tax year 1997. Con Edison believes its position is correct and is currently appealing the auditors' proposal within the Internal Revenue Service. The estimated total tax savings from the two LILO transactions during the tax years 1997 through 2003, in the aggregate, was $100 million.

Note L – Goodwill and Intangible Assets

On January 1, 2002, Con Edison adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 provides that goodwill (i.e., the excess of cost over fair value of the net assets of a business acquired) and intangible assets with indefinite useful lives will no longer be amortized, but instead be tested for impairment at least annually. Other intangible assets will continue to be amortized over their finite useful lives.

In 2002, the company recognized a loss of $34 million ($20 million after-tax) as an offset to goodwill recorded by Con Edison Development relating to certain of its generation assets.

During 2003, Con Edison completed the impairment test for its goodwill of $406 million and determined that it was not impaired.

Had Con Edison been accounting for goodwill under SFAS No. 142 for all periods presented, its income and earnings per share would have been as follows:

(Millions of Dollars, except per share amounts)	For the years ended December 31, 2003	2002	2001
Net income for common stock			
As reported	$ 528	$ 646	$ 682
Add back: goodwill amortization (net of tax)	-	-	11
Adjusted	$ 528	$ 646	$ 693
Basic earnings per share			
As reported	$2.39	$ 3.03	$ 3.22
Add back: goodwill amortization (net of tax)	-	-	.05
Adjusted	$2.39	$ 3.03	$ 3.27
Diluted earnings per share			
As reported	$2.38	$ 3.02	$ 3.21
Add back: goodwill amortization (net of tax)	-	-	.05
Adjusted	$2.38	$ 3.02	$ 3.26

Con Edison's intangible assets consist of the following:

(Millions of Dollars)	December 31, 2003 Gross	Accumulated Amortization	Net	December 31, 2002 Gross	Accumulated Amortization	Net
Power purchase agreement of an unregulated subsidiary	$112	$3	$109	$92	$10	$82
Other	3	1	2	-	-	-
Total	**$115**	**$4**	**$111**	**$92**	**$10**	**$82**

The power purchase agreement was written up to its fair value of $112 million upon implementation of new FASB guidance on derivatives (Derivatives Implementation Group Issue C20), and is being amortized over its remaining useful life of 11 years. See Note V.

The amortization expense was $6 million and $4 million for the years ended December 31, 2003 and 2002 respectively, and is expected to be $10 million annually for the years 2004-2008.

Note M – Income Tax

The components of income tax are as follows:

(Millions of Dollars)	Con Edison 2003	2002	2001	Con Edison of New York 2003	2002	2001	O&R 2003	2002	2001
Charge/(benefit) to operations:									
State									
Current	$ 10	$ (3)	$ 69	$ 33	$ (2)	$ 72	$ -	$ 1	$ 2
Deferred – net	64	97	79	56	87	65	9	3	4
Federal									
Current	(107)	93	381	(36)	92	405	(7)	16	7
Deferred – net	364	217	(57)	325	183	(100)	32	5	13
Amortization of investment tax credit	(6)	(6)	(7)	(6)	(6)	(7)	-	-	-
Total Charge to Operations	325	398	465	372	354	435	34	25	26
Charge/(benefit) to other income:									
State									
Current	(2)	(3)	(4)	(1)	(2)	1	-	-	-
Deferred – net	5	(1)	-	4	(1)	-	-	-	-
Federal									
Current	(11)	(13)	(9)	(6)	(5)	(1)	-	-	(1)
Deferred – net	(2)	(1)	(7)	(2)	-	(6)	-	-	-
Amortization of investment tax credit	-	(4)	(2)	-	(4)	(2)	-	-	-
Total Benefit to Other Income	(10)	(22)	(22)	(5)	(12)	(8)	-	-	(1)
Total	$315	$376	$443	$367	$342	$427	$34	$25	$25

The tax effect of temporary differences, which gave rise to deferred tax assets and liabilities, is as follows:

(Millions of Dollars)	Con Edison 2003	Con Edison 2002	Con Edison of New York 2003	Con Edison of New York 2002	O&R 2003	O&R 2002
Liabilities:						
Depreciation	$1,599	$1,566	$1,493	$1,457	$ 98	$ 97
Regulatory liability – future income tax	629	614	589	575	40	39
Other	1,044	712	835	559	72	42
Total Liabilities	**3,272**	**2,892**	**2,917**	**2,591**	**210**	**178**
Assets:						
Other	(205)	(216)	(162)	(168)	(32)	(44)
Total Assets	**(205)**	**(216)**	**(162)**	**(168)**	**(32)**	**(44)**
Net Liability	**$3,067**	**$2,676**	**$2,755**	**$2,423**	**$178**	**$134**

Reconciliation of the difference between income tax expense and the amount computed by applying the prevailing statutory income tax rate to income before income taxes is as follows:

(% of Pre-tax income)	Con Edison 2003	Con Edison 2002	Con Edison 2001	Con Edison of New York 2003	Con Edison of New York 2002	Con Edison of New York 2001	O&R 2003	O&R 2002	O&R 2001
Statutory Tax Rate									
Federal	35%	35%	35%	35%	35%	35%	35%	35%	35%
Changes in computed taxes resulting from:									
State income tax	6	6	9	7	6	9	8	4	8
Depreciation related differences	7	5	3	6	5	4	3	1	-
Cost of removal	(6)	(5)	(4)	(5)	(5)	(4)	(1)	(2)	(1)
Amortization of taxes associated with divested assets	-	-	-	-	-	-	-	(1)	(1)
Other	(5)	(6)	(4)	(5)	(5)	(4)	(2)	(2)	(1)
Effective Tax Rate	37%	35%	39%	38%	36%	40%	43%	35%	40%

Note N – Stock-Based Compensation

Under Con Edison's Stock Option Plan (the Plan), options may be granted to officers and key employees of Con Edison and its subsidiaries for up to a total of 10 million shares of Con Edison's common stock. Generally options vest three years after the grant date and expire 10 years from the grant date.

As permitted by SFAS No. 123, the Companies elected to follow APB No. 25 and related interpretations in accounting for their employee stock options. Under the intrinsic value method of APB No. 25, no compensation expense is recognized because the exercise price of Con Edison's employee stock options equals the market price of the underlying stock on the date of grant.

Under the Plan, exercise of Con Edison's employee stock options requires payment in full of the exercise price, unless the committee of Con Edison's Board of Directors that administers the Plan determines that options may be settled by paying to the option holder the difference between the fair market value of the common stock subject to the option and the exercise price (cash settlement). In 2002, to ensure that the exercise of currently exercisable options would comply with certain technical requirements of the Sarbanes-Oxley Act of 2002 applicable to certain officers of the Companies, the committee determined that 1996 and 1997 stock options covering 295,500 shares of common stock held by those officers may be settled by the cash settlement method. Charges to expense are recognized with respect to these options to the extent the fair market value of the common shares changes.

The following table summarizes the expense recognized in relation to the stock options subject to cash settlement:

	Con Edison			Con Edison of New York			O&R		
(Millions of Dollars)	2003	2002	2001	2003	2002	2001	2003	2002	2001
Compensation expense – stock options	$-	$4	$-	$-	$3	$-	$-	$-	$-

Disclosure of pro forma information regarding net income and earnings per share is required by SFAS No. 123. See "Stock-Based Compensation" in Note A for an illustration of the effect on net income and earnings per share if the Companies had applied the fair value recognition provisions of SFAS No. 123 to their stock-based employee compensation. The fair values of options granted in 2003, 2002 and 2001 are $4.30, $6.37 and $5.23 per share, respectively. These values were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2003	2002	2001
Risk-free interest rate	3.35%	5.08%	5.22%
Expected life	6 years	6 years	8 years
Expected stock volatility	21.44%	21.43%	21.32%
Expected dividend yield	5.66%	5.22%	5.83%

A summary of changes in the status of stock options awarded to officers and employees of the Companies as of December 31, 2003, 2002 and 2001 is as follows:

	Con Edison		Con Edison of New York		O&R	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at 12/31/00	4,790,913	$37.749	4,485,113	$37.682	73,000	$32.500
Granted	1,487,050	37.758	1,287,550	37.760	101,000	37.750
Exercised	(363,013)	29.740	(363,013)	29.740	-	-
Forfeited	(160,300)	41.333	(63,200)	41.414	-	-
Outstanding at 12/31/01	5,754,650	38.157	5,346,450	38.215	174,000	35.547
Granted	1,584,350	42.510	1,349,850	42.510	113,000	42.510
Exercised	(413,899)	30.813	(413,199)	30.793	-	-
Forfeited	(127,450)	44.103	(116,950)	44.491	(2,000)	35.125
Outstanding at 12/31/02	6,797,651	39.506	6,166,151	39.532	285,000	38.311
Granted	1,621,700	39.639	1,346,700	39.704	113,000	39.505
Exercised	(692,175)	32.728	(660,425)	32.705	(9,500)	32.500
Forfeited	(110,000)	45.365	(99,000)	45.764	-	-
Outstanding at 12/31/03	7,617,176	$40.065	6,753,426	$40.142	388,500	$38.800

The following table summarizes stock options outstanding at December 31, 2003 for each plan year for the Companies:

		Con Edison			Con Edison of New York			O&R		
Plan Year	Remaining Contractual Life	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Options Outstanding	Weighted Average Exercise Price	Options Exercisable
2003	9	1,619,700	$39.640	-	1,346,700	$39.704	-	113,000	$39.505	-
2002	8	1,573,850	42.510	-	1,340,350	42.510	-	113,000	42.510	-
2001	7	1,465,350	37.758	-	1,272,850	37.760	-	100,000	37.750	-
2000	6	909,200	32.499	909,200	798,700	32.499	798,700	62,500	32.500	62,500
1999	5	1,076,600	47.868	1,076,600	1,028,900	47.865	1,028,900	-	-	-
1998	4	667,200	42.563	667,200	660,650	42.563	660,650	-	-	-
1997	3	208,676	31.500	208,676	208,676	31.500	208,676	-	-	-
1996	2	96,600	27.875	96,600	96,600	27.875	96,600	-	-	-
Total		7,617,176		2,958,276	6,753,426		2,793,526	388,500		62,500

Pursuant to employment agreements, effective September 2000, certain senior officers of Con Edison and its subsidiaries were granted an aggregate of 350,000 restricted stock units, subject to the officers meeting the terms and conditions of the agreements. In June 2002, an additional 150,000 restricted stock units were granted to certain senior officers of Con Edison and its subsidiaries under similar terms. The units, each of which represents the right to receive one share of Con Edison common stock and related dividends, vest ratably through August 2005 or immediately upon the occurrence of certain events. Pursuant to APB No. 25, Con Edison is recognizing compensation expense and accruing a liability for the units over the vesting period.

The following table summarizes the expense recognized in relation to the restricted stock units:

(Millions of Dollars)	Con Edison			Con Edison of New York			O&R		
	2003	2002	2001	2003	2002	2001	2003	2002	2001
Compensation expense – restricted stock	$5	$4	$3	$4	$4	$3	$1	$-	$-

In June 2002, Con Edison terminated its Directors' Retirement Plan applicable to non-officer directors (the termination is not applicable to directors who had previously retired from the board) and adopted a deferred stock compensation plan for these directors. Under this plan, directors were granted stock units for accrued service. Pursuant to APB No. 25, Con Edison is recognizing compensation expense and accruing a liability for these units.

The following table summarizes the expense recognized in relation to the non-officer director deferred stock compensation plan:

(Millions of Dollars)	Con Edison			Con Edison of New York			O&R		
	2003	2002	2001	2003	2002	2001	2003	2002	2001
Compensation expense – Non-Officer Director deferred stock compensation	$1	$2	$-	$1	$2	$-	$-	$-	$-

Con Edison's shareholders, at their annual meeting in May 2003, approved the Con Edison Long-Term Incentive Plan under which up to 10 million shares of its common stock may be issued. No shares have been issued under the plan.

Note O – Financial Information By Business Segment

The business segments of each of the Companies were determined based on similarities in economic characteristics, the regulatory environment, and management's reporting requirements.

Con Edison's principal business segments are Con Edison of New York's regulated electric, gas and steam utility activities, O&R's regulated electric and gas utility activities and other operations, Con Edison's unregulated subsidiaries and other (parent holding company interest and other expenses and consolidation adjustments).

All revenues of these business segments, excluding revenues earned by Con Edison Development on certain energy infrastructure projects, which are deemed to be immaterial, are from customers located in the United States of America. Also, all assets of the business segments, excluding certain investments in energy infrastructure projects by Con Edison Development ($216 million at December 31, 2003), are located in the United States of America. The accounting policies of the segments are the same as those described in Note A to the financial statements of this report.

Common services shared by the business segments are assigned directly or allocated based on various cost factors, depending on the nature of the service provided.

The financial data for the business segments are as follows:

For the 12 Months Ended December 31, 2003 (Millions of Dollars)	Operating revenues	Inter-segment revenues	Depreciation and amortization	Income tax expense	Operating income	Interest charges	Changes in accounting principles	Total assets	Construction expenditures
Con Edison of New York									
Electric	$6,334	$11	$367	$301	$ 758	$292	$ -	$13,675	$ 829
Gas	1,295	3	72	66	149	60	-	2,918	181
Steam	537	2	19	5	35	24	-	1,171	158
Total Con Edison of New York	**$8,166**	**$16**	**$458**	**$372**	**$ 942**	**$376**	**$ -**	**$17,764**	**$1,168**
O&R									
Electric	$ 530	$ -	$ 26	$ 26	$ 52	$ 14	$ -	$ 906	$ 53
Gas	197	-	8	8	16	7	-	361	18
Other	-	-	-	-	-	-	-	2	-
Total O&R	**$ 727**	**$ -**	**$ 34**	**$ 34**	**$ 68**	**$ 21**	**$ -**	**$ 1,269**	**$ 71**
Unregulated subsidiaries	$ 931	$ -	$ 37	$ (69)	$ (88)	$ 14	$ 3	$ 1,554	$ 105
Other	3	(16)	-	(12)	12	23	-	379	-
Total Con Edison	**$9,827**	**$ -**	**$529**	**$325**	**$ 934**	**$434**	**$ 3**	**$20,966**	**$1,344**

For the 12 Months Ended December 31, 2002 (Millions of Dollars)	Operating revenues	Inter-segment revenues	Depreciation and amortization	Income tax expense	Operating income	Interest charges	Changes in accounting principles	Total assets	Construction expenditures
Con Edison of New York									
Electric	$5,775	$ 9	$352	$298	$ 759	$304	$ -	$13,084	$ 825
Gas	1,045	3	68	61	159	63	-	2,718	186
Steam	404	2	18	(5)	36	25	-	1,035	84
Total Con Edison of New York	**$7,224**	**$14**	**$438**	**$354**	**$ 954**	**$392**	**$ -**	**$16,837**	**$1,095**
O&R									
Electric	$ 476	$ -	$ 26	$ 20	$ 58	$ 20	$ -	$ 880	$ 41
Gas	159	-	8	5	14	8	-	318	17
Other	-	-	-	-	-	-	-	3	-
Total O&R	**$ 635**	**$ -**	**$ 34**	**$ 25**	**$ 72**	**$ 28**	**$ -**	**$ 1,201**	**$ 58**
Unregulated subsidiaries	$ 643	$ -	$ 23	$ 19	$ 34	$ 16	$ (22)	$ 1,319	$ 282
Other	-	(14)	-	-	-	6	-	310	-
Total Con Edison	**$8,502**	**$ -**	**$495**	**$398**	**$1,060**	**$442**	**$ (22)**	**$19,667**	**$1,435**

For the 12 Months Ended December 31, 2001 (Millions of Dollars)	Operating revenues	Inter-segment revenues	Depreciation and amortization	Income tax expense	Operating income	Interest charges	Changes in accounting principles	Total assets	Construction expenditures
Con Edison of New York									
Electric	$6,350	$12	$383	$359	$ 852	$301	$ -	$11,356	$ 766
Gas	1,268	3	64	70	167	63	-	2,416	153
Steam	504	2	18	6	28	21	-	747	65
Total Con Edison of New York	**$8,122**	**$17**	**$465**	**$435**	**$1,047**	**$385**	**$ -**	**$14,519**	**$ 984**
O&R									
Electric	$ 538	$ -	$ 25	$ 23	$ 50	$ 16	$ -	$ 837	$ 41
Gas	198	-	8	3	13	8	-	295	18
Other	-	-	-	-	-	-	-	3	-
Total O&R	**$ 736**	**$ -**	**$ 33**	**$ 26**	**$ 63**	**$ 24**	**$ -**	**$ 1,135**	**$ 59**
Unregulated subsidiaries	$ 531	$ -	$ 17	$ 4	$ 30	$ 17	$ -	$ 1,017	$ 154
Other	-	(17)	11	-	(12)	5	-	363	-
Total Con Edison	**$9,389**	**$ -**	**$526**	**$465**	**$1,128**	**$431**	**$ -**	**$17,034**	**$1,197**

Note P – Derivative Instruments and Hedging Activities

Effective January 2001, the Companies adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS No. 133). Under SFAS No. 133, derivatives are recognized on the balance sheet at fair value, unless an exception is available under the standard. Certain qualifying derivative contracts have been designated as normal purchases or normal sales contracts. These contracts are not reported at fair value under SFAS No. 133.

Energy Price Hedging

Con Edison's subsidiaries hedge market price fluctuations associated with physical purchases and sales of electricity and natural gas by using derivative instruments including futures, forwards, basis swaps, transmission congestion contracts and financial transmission rights contracts. The fair values of these hedges at December 31, 2003 and 2002 were as follows:

(Millions of Dollars)	Con Edison 2003	Con Edison 2002	Con Edison of New York 2003	Con Edison of New York 2002	O&R 2003	O&R 2002
Fair value of net assets	$27	$39	$15	$16	$5	$1

Cash Flow Hedges

Con Edison's subsidiaries designate a portion of derivative instruments held for purposes other than trading as cash flow hedges under SFAS No. 133. Under cash flow hedge accounting, to the extent a hedge is determined to be "effective," the unrealized gain or loss on the hedge is recorded in other comprehensive income (OCI) and reclassified to earnings at the time the underlying transaction is completed. A gain or loss relating to any portion of the hedge determined to be "ineffective" is recognized in earnings in the period in which such determination is made.

For the Companies, unrealized gains and losses on cash flow hedges for energy transactions, net of tax, included in accumulated OCI for the years ended December 31, 2003 and 2002 were as follows:

Twelve Months Ended December 31, (Millions of Dollars)	Con Edison 2003	Con Edison 2002	Con Edison of New York 2003	Con Edison of New York 2002	O&R 2003	O&R 2002
Unrealized gains/(losses) on derivatives qualified as cash flow hedges, net of taxes	$11	$28	$(1)	$4	$-	$-
Less: Reclassification adjustment of gains/(losses) included in net income, net of taxes	20	2	(1)	1	-	-
Unrealized gains/(losses) on derivatives qualified as cash flow hedges for the period	$ (9)	$26	$ -	$3	$-	$-

The following table presents selected information related to these cash flow hedges included in accumulated OCI at December 31, 2003:

(Millions of Dollars/Term in Months)	Maximum Term Con Edison	Maximum Term Con Edison of New York	Maximum Term O&R	Accumulated Other Comprehensive Income/(Loss) Net of Tax Con Edison	Accumulated Other Comprehensive Income/(Loss) Net of Tax Con Edison of New York	Accumulated Other Comprehensive Income/(Loss) Net of Tax O&R	Portion Expected to be Reclassified to Earnings in the Next 12 Months Con Edison	Portion Expected to be Reclassified to Earnings in the Next 12 Months Con Edison of New York	Portion Expected to be Reclassified to Earnings in the Next 12 Months O&R
Energy price hedges	33	8	12	$5	$-	$-	$4	$-	$-

The actual amounts that will be reclassified to earnings may vary from the expected amounts presented above as a result of changes in market prices. The effect of reclassification from accumulated OCI to earnings will generally be offset by the recognition of the hedged transaction in earnings.

For the years ended December 31, 2003 and 2002, the Companies recognized in net earnings unrealized pre-tax net gains and losses relating to hedge ineffectiveness of these cash flow hedges as follows:

Twelve Months Ended December 31, (Millions of Dollars)	Con Edison 2003	Con Edison 2002	Con Edison of New York 2003	Con Edison of New York 2002	O&R 2003	O&R 2002
Unrealized gains/(losses) on ineffective portion of derivatives qualified as hedges	$(1)	$2	$-	$-	$-	$-

Other Derivatives

Con Edison of New York enters into certain non-trading derivative instruments, some of which are on behalf of O&R, that are not designated as hedges for accounting purposes. However, management believes these instruments represent economic hedges that mitigate exposure to fluctuations in commodity prices. The Utilities, with limited exceptions, recover all gains and losses on these instruments. See "Recoverable Energy Costs" in Note A. Con Edison Solutions and Con Edison Energy also enter into certain other contracts that are derivatives, but do not qualify for hedge accounting under SFAS No. 133. Changes in the fair market value of these derivative contracts are recorded in earnings in the reporting period in which they occur. In the years ended December 31, 2003 and 2002, the Companies recognized in earnings unrealized pre-tax net gains and losses relating to these hedges as follows:

Twelve Months Ended December 31, (Millions of Dollars)	Con Edison 2003	Con Edison 2002	Con Edison of New York 2003	Con Edison of New York 2002	O&R 2003	O&R 2002
Unrealized gains/(losses)	$-	$4	$-	$-	$-	$-

Energy Trading Activities

Con Edison Energy engages in energy-trading activities. Con Edison Energy makes wholesale purchases and sales of electric, gas and related energy trading products and provides risk management services to other unregulated Con Edison subsidiaries in order to optimize the value of their electric generating facilities and retail supply contracts. It also engages in a limited number of other wholesale commodity transactions. Con Edison Energy utilizes forward contracts for the purchase and sale of electricity and capacity, over-the-counter swap contracts, exchange-traded natural gas and crude oil futures and options, transmission congestion contracts and other physical and financial contracts. As of December 31, 2003, these contracts had terms of three years or less and their fair value was $4 million as of December 31, 2003 and $5 million as of December 31, 2002. Con Edison's unregulated subsidiaries recognized in earnings pre-tax net losses relating to energy trading contracts of $3 million and $1 million, including the amortization of premiums paid and received, and excluding the cumulative effect of a change in accounting principle, for the years ended December 31, 2003 and 2002, respectively.

Effective October 1, 2002, all derivative energy-trading contracts are reported at fair value, with corresponding changes in value recognized immediately in earnings in accordance with SFAS No. 133 and Emerging Issues Task Force (EITF) Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." Prior to October 2002, energy-trading contracts were accounted for under EITF Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," which was rescinded in October of 2002. As a result, previously recognized mark-to-market gains and losses on non-derivative contracts were reversed. Con Edison reported a $2 million after-tax loss for the effect of the rescission as a cumulative effect of a change in accounting principle.

Interest Rate Hedging

Con Edison's subsidiaries use interest rate swaps to manage interest rate exposure associated with debt. The fair values of these interest rate swaps at December 31, 2003 and 2002 were as follows:

(Millions of Dollars)	Con Edison 2003	Con Edison 2002	Con Edison of New York 2003	Con Edison of New York 2002	O&R 2003	O&R 2002
Fair value of interest rate swaps	$(23)	$(23)	$1	$6	$(17)	$(19)

Con Edison of New York's swap (related to $225 million of tax-exempt debt) is designated as a fair value hedge, which qualifies for "short-cut" hedge accounting under SFAS No. 133. Under this method, changes in fair value of the swap are recorded directly against the carrying value of the hedged bonds and have no impact on earnings.

Con Edison Development and O&R's swaps are designated as cash flow hedges under SFAS No. 133. Any gain or loss on the hedges is recorded in OCI and reclassified to interest expense and included in earnings during the periods in which the hedged interest payments occur. The contractual components of the interest rate swaps accounted for as cash flow hedges are as follows:

Debt (Millions of Dollars)	Maturity Date	Notional Amount	Fixed Rate Paid	Variable Rate Received
O&R				
Pollution Control Refunding Revenue Bond, 1994 Series A	2014	$55	6.09%	Current bond rate
Con Edison Development				
Amortizing variable rate loans - Lakewood	2008	$67	6.68%	LIBOR

Unrealized gains and losses on these cash flow hedges, net of tax, included in accumulated OCI for the years ended December 31, 2003 and 2002 were as follows:

Twelve Months Ended December 31, (Millions of Dollars)	Con Edison 2003	Con Edison 2002	O&R 2003	O&R 2002
Unrealized gains/(losses) on derivatives qualified as hedges, net of taxes	$2	$(9)	$3	$(4)
Less: Reclassification adjustment for gains/(losses) included in net income, net of taxes	(1)	(4)	1	(1)
Unrealized gains/(losses) on derivatives qualified as hedges for the period	$3	$(5)	$2	$(3)

The following table presents selected information related to these cash flow hedges included in the accumulated OCI at December 31, 2003:

(Millions of Dollars)	Accumulated Other Comprehensive Income/(Loss) Net of Tax Con Edison	Accumulated Other Comprehensive Income/(Loss) Net of Tax O&R	Portion Expected to be Reclassified to Earnings during the Next 12 Months Con Edison	Portion Expected to be Reclassified to Earnings during the Next 12 Months O&R
Interest Rate Swaps	$(14)	$(10)	$(3)	$(1)

The actual amounts that will be reclassified to earnings may vary from the expected amounts presented above as a result of changes in interest rates. The effect of reclassification from accumulated OCI to earnings will generally be offset by the recognition of the hedged transaction in earnings. The reclassification to earnings has no impact on O&R's results of operations because these costs are currently recovered in O&R's rates.

Note Q – Northeast Utilities Litigation

In March 2001, Con Edison commenced an action in the United States District Court for the Southern District of New

York, entitled Consolidated Edison, Inc. v. Northeast Utilities (the First Federal Proceeding), seeking a declaratory judgment that Northeast Utilities has failed to meet certain conditions precedent to Con Edison's obligation to complete its acquisition of Northeast Utilities pursuant to their agreement and plan of merger, dated as of October 13, 1999, as amended and restated as of January 11, 2000 (the merger agreement). In May 2001, Con Edison amended its complaint. As amended, Con Edison's complaint seeks, among other things, recovery of damages sustained by it as a result of the material breach of the merger agreement by Northeast Utilities, the court's declaration that under the merger agreement Con Edison has no further or continuing obligations to Northeast Utilities and that Northeast Utilities has no further or continuing rights against Con Edison.

In June 2001, Northeast Utilities withdrew the separate action it commenced in March 2001 in the same court and filed as a counter-claim to the First Federal Proceeding its claim that Con Edison materially breached the merger agreement and that, as a result, Northeast Utilities and its shareholders have suffered substantial damages, including the difference between the consideration to be paid to Northeast Utilities shareholders pursuant to the merger agreement and the market value of Northeast Utilities common stock, expenditures in connection with regulatory approvals and lost business opportunities. Pursuant to the merger agreement, Con Edison agreed to acquire Northeast Utilities for $26.00 per share (an estimated aggregate of not more than $3.9 billion) plus $0.0034 per share for each day after August 5, 2000 through the day prior to the completion of the transaction, payable 50 percent in cash and 50 percent in stock.

In March 2003, the court ruled on certain motions filed by Con Edison and Northeast Utilities in the First Federal Proceeding. The court ruled that Con Edison's claim against Northeast Utilities for hundreds of millions of dollars for breach of the merger agreement, as well as Con Edison's claim that Northeast Utilities underwent a material adverse change, will go to trial. The court also dismissed Con Edison's fraud and misrepresentation claims. In addition, the court ruled that Northeast Utilities' claims on behalf of its shareholders against Con Edison for damages in excess of $1.2 billion will go to trial. The court has not yet ruled on subsequent motions by both parties regarding evidence to be presented at trial.

In May 2003, a lawsuit by a purported class of Northeast Utilities' shareholders, entitled Rimkoski, et al. v. Consolidated Edison, Inc., was filed in New York County Supreme Court (the State Proceeding) alleging breach of the merger agreement. The complaint defines the putative class as holders of Northeast Utilities' common stock on March 5, 2001, and alleges that the class members were intended third party beneficiaries of the merger agreement. The complaint seeks damages believed to be substantially duplicative of those sought by Northeast Utilities on behalf of its shareholders in the First Federal Proceeding. In December 2003, the court granted the State Proceeding plaintiffs' motion to intervene in the First Federal Proceeding and in February 2004, the State Proceeding was dismissed without prejudice. In January 2004, Rimkoski filed a motion to certify his action as a class action on behalf of all holders of Northeast Utilities' common stock on March 5, 2000 and to appoint Rimkoski as class representative. Northeast Utilities has opposed the motion.

In October 2003, a lawsuit by a purported class of Northeast Utilities' shareholders, entitled Siegel et al. v. Consolidated Edison, Inc., was commenced in the United States District Court for the Southern District of New York (the Second Federal Proceeding). The putative class in the Second Federal Proceeding is the same putative class as in the State Proceeding. The amended complaint in the Second Federal Proceeding seeks unspecified injunctive relief and damages believed to be substantially duplicative of the damages sought from Con Edison in the First Federal Proceeding and in the State Proceeding. In January 2004, both Con Edison and Northeast Utilities (which has sought to intervene in the Second Federal Proceeding) moved to dismiss the Second Federal Proceeding and the plaintiffs in the Second Federal Proceeding moved to consolidate that proceeding with the First Federal Proceeding.

Con Edison believes that Northeast Utilities materially breached the merger agreement, and that Con Edison did not materially breach the merger agreement. Con Edison believes it was not obligated to acquire Northeast Utilities because Northeast Utilities did not meet the merger agreement's conditions that Northeast Utilities perform all of its obligations under the merger agreement. Those obligations include the obligation that it carry on its businesses in the ordinary course consistent with past practice; that the representations and warranties made by it in the merger agreement were true and correct when made and remain true and correct; and that there be no material adverse change with respect to Northeast Utilities.

Con Edison is unable to predict whether or not any Northeast Utilities related lawsuits or other actions will have a material adverse effect on Con Edison's financial position, results of operations or liquidity.

Note R – Lower Manhattan Restoration

Con Edison of New York estimates that it will incur $430 million of costs for emergency response to the September 11, 2001 attack on the World Trade Center, and for resulting temporary and subsequent permanent restoration of electric, gas and steam transmission and distribution facilities damaged in the attack. Most of the costs are expected to be capital in nature. In December 2001, the company filed a petition with the PSC for authorization to defer the costs. The company estimates that $90 million of the costs will be covered by insurance. It expects the PSC to permit recovery from customers of the costs, net of any federal reimbursement, insurance payments and tax savings. In August 2002, Congress appropriated funds for which the company is eligible to apply to recover costs it incurred in connection with the attack. In accordance with the procedural guidelines for disbursement of the federal funds, the company submitted its initial application for funds in October 2003 and received the first installment of $29 million on October 31, 2003. The company will submit additional applications when appropriate. At December 31, 2003, the company had capitalized $186 million of such costs as utility plant and deferred $68 million, including interest, as a regulatory asset.

In addition, based upon New York City's announced plans for improvement projects in lower Manhattan, including a transportation hub, the company anticipates that over the next five to ten years it may incur up to $250 million in incremental costs in lower Manhattan. The company expects that it would recover any such costs from customers through the utility ratemaking process.

Note S – Guarantees

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of certain types of guarantees, a guarantor recognize and account for the fair value of the guarantee as a liability. FIN 45 contains exclusions to this requirement, including the exclusion of a parent's guarantee of its subsidiaries' debt to a third party. FIN 45 is effective on a prospective basis to guarantees issued or modified after December 31, 2002.

Con Edison and its subsidiaries enter into various agreements providing financial or performance assurance to third parties on behalf of their subsidiaries. In addition, a Con Edison Development subsidiary has issued guarantees on behalf of entities in which it has an equity interest. Con Edison's guarantees had maximum limits totaling $1 billion at December 31, 2003 and 2002, as to which underlying guaranteed obligations of $320 million and $588 million, respectively, were outstanding.

The following table summarizes, by type and term, the total maximum amount of guarantees:

Guarantee Type (Millions of Dollars)	Maximum Amount 0–3 years	4–10 years	>10 years	Total
Commodity transactions	$690	$35	$162	$ 887
Affordable housing program	-	49	-	49
Intra-company guarantees	5	-	51	56
Other guarantees	38	11	16	65
Total	**$733**	**$95**	**$229**	**$1,057**

Commodity Transactions – Con Edison guarantees payments on behalf of its subsidiaries in order to facilitate physical and financial transactions in gas, pipeline capacity, transportation, oil, electricity and related commodity services. In addition, a Con Edison Development subsidiary guaranteed payment for fuel oil purchases by a foreign generating project in which it has an equity interest. To the extent that liabilities exist under the contracts subject to these guarantees, such liabilities are included in the consolidated balance sheet.

Affordable Housing Program – Con Edison Development guarantees the repurchase and remarketing obligations of one of its subsidiaries with respect to the debt relating to moderate-income rental apartment properties eligible for tax credits under Section 42 of the Internal Revenue Code. In accordance with EITF Issue No. 94-01, "Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects," neither the rental apartment properties nor the related indebtedness is included on Con Edison's consolidated balance sheet.

Intra-company Guarantees

- $50 million relates to a guarantee issued by Con Edison on behalf of Con Edison Communications to Con Edison of New York for payment relating to the use of space in the latter's facilities and the construction of new telecommunications underground facilities.
- $6 million relates to commodity guarantees issued by Con Edison on behalf of Con Edison Energy and Con Edison Solutions to Rockland Electric and Con Edison of New York, respectively.

Other Guarantees – Con Edison, Con Edison Development and its subsidiaries also guarantee the following:

- $21 million for guarantees, standby financial letters of credit and comfort letters in connection with investments in energy infrastructure power and cogeneration projects;
- $7 million for franchise agreements with the City of New York and other localities;
- $12 million for certain rent payment obligations of Con Edison's subsidiaries under various lease agreements for office buildings;

- $25 million for a parental guarantee provided by Con Edison on Con Edison Solution's indemnity agreement for surety bonds.

Note T – Consolidation of Variable Interest Entities

In December 2003, the FASB issued a revised Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which addresses the consolidation of variable interest entities (VIE's) by business enterprises that are the primary beneficiaries. A VIE is an entity that does not have sufficient equity investment at risk to permit it to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest. The primary beneficiary of a VIE is the enterprise with the majority of the risks or rewards associated with the VIE. FIN 46 is effective no later than the end of the first fiscal year or interim period that ends after March 15, 2004. However, as it relates to special-purpose entities, FIN 46 is effective no later than the end of the fiscal year or interim period that ends after December 15, 2003. Earlier application is permitted. In accordance with FIN 46, in December 2003, Con Edison consolidated the Newington Project and a Con Edison Solutions' project, which are described in the following paragraphs.

In November 2000, a Con Edison Development subsidiary entered into an operating lease arrangement with Hawkeye L.P. (Lessor) to finance construction of a 525 MW gas-fired electric generating facility in Newington, New Hampshire. In accordance with SFAS No. 13, and related EITF issues (including EITF Issue No. 90-15, "Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions" and EITF Issue No. 97-10, "The Effect of Lessee Involvement in Asset Construction"), the Newington Project and the related obligations were not included on Con Edison's consolidated balance sheet prior to December 2003.

At the expiration of the initial lease term in June 2010, the Con Edison Development subsidiary has the option to extend the lease or purchase the project for the then outstanding amounts expended by the Lessor for the project. In the event the subsidiary chooses not to extend the lease or acquire the project, Con Edison has guaranteed a residual value of the Newington Project for an amount not to exceed $239.7 million. The subsidiary also has contingent payment obligations to the Lessor if an event of default should occur during the lease period. If the subsidiary were to default, its obligation would equal up to 100% of the Lessor's investment in the Newington Project plus all other amounts then due under the lease, which could exceed the aforementioned residual value guarantee. The subsidiary's payment and performance obligations relating to the Newington Project are fully and unconditionally guaranteed by Con Edison.

Future minimum rental payments under the Newington Project operating lease are as follows:

(Millions of Dollars)	
2004	$ 33
2005	33
2006	33
2007	33
2008	33
All years thereafter	51
Total	**$216**

At December 31, 2003, Con Edison included $339 million of assets related to the Newington Project and $344 million of long-term debt and other liabilities on its consolidated balance sheet. In addition, Con Edison recorded a cumulative effect of a change in accounting principle after-tax charge of $5 million.

Substantial completion on the Newington project occurred in the fourth quarter of 2002. The subsidiary and the construction contractor for this plant have initiated legal proceedings with respect to whether the subsidiary is entitled to damages for a delay in completion of this plant and whether the contractor is entitled to additional project costs. Con Edison does not expect that this dispute will have a material adverse effect on its financial position, results of operations or liquidity.

In 2001, Con Edison Solutions formed a partnership to own and operate a cogeneration facility that was accounted for under the equity method. The plant became fully operational in early 2002. Upon the adoption of FIN 46, Con Edison Solutions included $2 million of the cogeneration facility's assets and the related debt on its consolidated balance sheet with no earnings impact.

Con Edison Development has a sole limited interest in an affordable housing partnership which began in August 2000. Under FIN 46, the partnership was determined to be a VIE where Con Edison Development is not the primary beneficiary. The partnership was established to acquire economic interests in residential housing rental properties expected to qualify for tax credits under Section 42 of the Internal Revenue Code of 1986, as amended. At December 31, 2003, Con Edison Development's maximum exposure to loss as a result of its involvement with the VIE was $7 million. In addition, Con Edison has guaranteed the amounts of the debt undertaken by the partnership. See Note S.

Note U – Related Party Transactions

The Utilities and Con Edison's other subsidiaries provide administrative and other services to each other pursuant to cost allocation procedures approved by the PSC. For O&R the services received include substantially all administrative support operations, such as corporate directorship and associated ministerial duties, accounting, treasury, investor relations, information resources, legal, human resources, fuel supply and energy management services. The costs of administrative and other services provided by, and received from, Con Edison and its subsidiaries for the years ended December 31, 2003, 2002 and 2001 were as follows:

(Millions of Dollars)	Con Edison of New York 2003	2002	2001	O&R 2003	2002	2001
Cost of services provided	$37	$31	$40	$13	$12	$11
Cost of services received	$25	$24	$24	$20	$15	$14

In addition, O&R purchased from Con Edison of New York $128 million, $102 million and $141 million of natural gas for the years ended December 31, 2003, 2002 and 2001, respectively. O&R purchased from Con Edison of New York $16 million and $25 million of electricity for the years ended December 31, 2003 and 2002, respectively. O&R also purchased from Con Edison Energy $1 million of electricity for the year ended December 31, 2003.

In December 2003, the FERC authorized Con Edison of New York to lend funds to O&R, for periods of not more than 12 months, in amounts not to exceed $150 million outstanding at any time, at prevailing market rates. O&R has not borrowed any funds from Con Edison of New York.

Note V – New Financial Accounting Standards

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). For discussion of FIN 46, see Note T.

In January 2003, the Companies adopted SFAS No. 143, "Accounting for Asset Retirement Obligations."
See "Plant and Depreciation – Utility Plant" in Note A.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which was effective in January 2003, requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The adoption of this statement had no impact on the Companies' financial position, results of operations or liquidity.

In June 2003, the FASB issued final guidance on the use of broad market indices in power purchase and sale contracts (Derivatives Implementation Group Issue C20). In particular, this guidance clarifies whether the pricing in a contract that contains broad market indices (e.g., consumer price index) could qualify as a normal purchase or normal sale scope exception and therefore not be subject to fair value accounting under SFAS No. 133. The guidance became effective in the fourth quarter of 2003. Upon implementation of this guidance, Con Edison recognized to fair value certain power sales contracts at Con Edison Development. The cumulative effect of this change in accounting principle was an increase to net income of $8 million.

In June 2003, the Companies adopted SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, and SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which revises and expands the definition of a liability (FASB Concept Statement No. 5, "Elements of Financial Statements") and provides accounting and reporting guidance. Effective July 1, 2003, the Companies adopted EITF 01-8, "Determining Whether an Arrangement Contains a Lease." The adoption of SFAS No. 149, SFAS No. 150 and EITF 01-8, had no material impact on the Companies' financial position, results of operations or liquidity.

In August 2003, the EITF reached a consensus that realized gains and losses on derivative contracts not "held for trading purposes" should be reported on a net or gross basis based on the relevant facts and circumstances of the contract. In analyzing these facts and circumstances, Issue 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," should be applied. The EITF consensus is effective for new transactions or arrangements entered into beginning in the fourth quarter of 2003. The adoption of this EITF consensus had no material impact on the Companies' financial position, results of operations or liquidity.

In January 2004, the FASB issued FASB Staff Position (FSP) No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." The FSP gives plan sponsors an option to defer recognizing the effects of the Act in the accounting for its plan under FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and in providing disclosures required by FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," until authoritative guidance is issued, or until certain other events (such as plan amendments) occur. Con Edison has elected not to defer the recognition of the Act. See Note F.

Note W – East 11th Street Accident

In January 2004, a woman died when she came into contact with the metal frame of a Con Edison of New York service box that had been installed in a New York City street. The frame was energized by a low voltage cable that in January 2003 was repaired by the company in a manner that varied from its written procedures. Following this accident, the company began "stray-voltage" inspection testing of its transformer vaults, manholes and service boxes in the portion of its service area in which its distribution facilities are underground. The company also tested certain of the City's Department of Transportation's street lights. The company has substantially completed this testing and has eliminated stray voltage conditions at the few locations tested where there was measurable voltage. The company has committed to add this testing to its annual inspection programs.

In February 2004, the PSC instituted a proceeding as to whether Con Edison of New York violated the safety requirements of the New York Public Service Law and ordered the company to show cause why the PSC should not commence an action seeking penalties from the company. The PSC also instituted a proceeding to examine the safety of the company's electric transmission and distribution systems and ordered the company to complete testing for stray voltage and any necessary repair of additional equipment in the company's service area.

Con Edison of New York believes that its utility systems are safe and reliable. The company, however, is unable to predict whether or not any proceedings or other actions relating to this accident will have a material adverse effect on its financial condition, results of operations or liquidity.

Operating Statistics

	2003	2002	2001	2000	1999
Utility energy sales and deliveries:					
Electric (thousands of kilowatthours)					
Full service customers*	**34,785,749**	36,092,672	36,503,667	36,370,280	34,966,969
Delivery service for retail access customers	**14,091,314**	13,160,800	11,319,033	9,928,424	8,238,228
Delivery service to NYPA and others	**9,823,018**	9,504,526	9,815,259	9,631,618	9,335,230
Delivery service for municipal agencies	**647,388**	762,660	660,220	526,816	624,229
Off-system and Energy Service Company (ESCO) sales	**97,485**	17,557	496,925	4,159,819	5,010,487
Gas (dekatherms)					
Con Edison customers	**146,243,927**	128,203,969	134,177,596	138,657,051	112,056,312
Transportation of customer-owned gas	**91,497,456**	143,456,638	107,819,717	132,876,332	35,413,823
Off-system sales	**1,966,423**	12,296,009	9,772,434	29,191,444	32,949,759
Steam (thousands of pounds)	**26,248,361**	24,519,476	25,327,694	26,733,260	26,532,797
Operating revenues (thousands)					
Full service electric customers	**$5,818,605**	$5,303,086	$5,784,777	$5,760,750	$4,744,609
Delivery service for retail access customers	**698,408**	678,881	555,264	591,124	596,913
Delivery service to NYPA and others	**257,170**	249,693	253,438	262,216	257,216
Delivery service for municipal agencies	**27,367**	27,240	34,508	24,103	19,114
Off-system and ESCO sales	**18,908**	10,185	44,160	157,373	157,340
Other electric revenues	**42,326**	(18,189)	215,716	142,562	17,481
Total electric	**$6,862,784**	$6,250,896	$6,887,863	$6,938,128	$5,792,673
Gas sales revenues	**$1,410,564**	$1,089,605	$1,354,428	$1,143,795	$ 885,755
Transportation of customer-owned gas	**55,559**	70,568	51,491	35,373	25,021
Off-system sales	**3,565**	28,988	26,742	94,771	83,694
Other gas revenues	**22,374**	14,872	33,295	(11,969)	5,613
Total gas	**$1,492,062**	$1,204,033	$1,465,956	$1,261,970	$1,000,083
Steam sales revenues	**$ 511,051**	$ 380,453	$ 477,646	$ 437,638	$ 339,565
Other steam revenues	**25,923**	23,591	26,090	14,497	461
Total steam	**$ 536,974**	$ 404,044	$ 503,736	$ 452,135	$ 340,026
Total non-utility	**$ 935,246**	$ 642,952	$ 531,244	$ 664,991	$ 358,541
Total operating revenues	**$9,827,066**	$8,501,925	$9,388,799	$9,317,224	$7,491,323

* Con Edison provides both energy supply and delivery service for full service customers.

Operating Statistics Continued

	2003	2002	2001	2000	1999
Con Edison of New York customers - average for year					
Electric	**3,137,301**	3,117,542	3,100,642	3,078,648	3,054,693
Gas	**1,053,946**	1,054,312	1,054,472	1,051,555	1,046,133
Steam	**1,825**	1,838	1,853	1,861	1,879
Orange & Rockland customers - average for year**					
Electric	**288,746**	285,519	282,191	278,851	276,579
Gas	**122,565**	121,437	120,108	118,707	117,547
Shareholders at December 31					
Common - Con Edison	**96,723**	98,379	103,719	109,460	117,205
Preferred - Con Edison of New York	**3,490**	3,790	4,039	4,380	4,788
Total	**100,213**	102,169	107,758	113,840	121,993
Shares Outstanding at December 31					
Common - Con Edison	**225,840,220**	213,932,934	212,257,244	212,027,131	213,810,634
Preferred - Con Edison of New York	**2,290,945**	2,290,945	2,661,445	2,661,445	2,661,445
Employees at December 31	**14,079**	14,293	13,953	14,463	14,269

** For 1999, represents average for 6 months only, excluding the period prior to the July 1999 acquisition by Con Edison.

Consolidated Edison, Inc.
Eugene R. McGrath
Chairman, President and Chief Executive Officer
Stephen B. Bram
Energy and Communications Group President
Joan S. Freilich
Executive Vice President and Chief Financial Officer
Charles E. McTiernan, Jr.
General Counsel
Saddie L. Smith
Secretary
Edward J. Rasmussen
Vice President, Controller and Chief Accounting Officer
Robert P. Stelben
Vice President and Treasurer

Consolidated Edison Company of New York, Inc.
Eugene R. McGrath
Chairman and Chief Executive Officer
Kevin Burke
President and Chief Operating Officer
Joan S. Freilich
Executive Vice President and Chief Financial Officer
James P. O'Brien
Vice President and General Auditor
Saddie L. Smith
Secretary and Associate General Counsel
Charles E. McTiernan, Jr.
General Counsel
Edward J. Rasmussen
Vice President and Controller
Robert P. Stelben
Vice President and Treasurer

Senior Vice Presidents
Mary Jane McCartney Gas Operations
Louis L. Rana Electric Operations
Frances A. Resheske Public Affairs
Robert A. Saya Central Operations
Luther Tai Central Services

Vice Presidents
Terry Agriss Energy Management
John H. Banks Government Relations
James S. Baumstark Central Engineering
Ronald Bozgo Steam Operations
Marilyn Caselli Customer Operations
David Davidowitz Gas Engineering
George W. Greenwood, Jr. Emergency Management
Peter A. Irwin Legal Services
Paul H. Kinkel Special Projects
William G. Longhi System and Transmission Operations
Chanoch Lubling Regulatory Services
William J. McGrath Bronx and Westchester
John F. Miksad Manhattan
John Mucci Central Field Services
Thomas T. Newell Brooklyn and Queens
Joseph P. Oates
Randolph S. Price Environment, Health and Safety
Stephen E. Quinn Substation Operations
Hyman Schoenblum Corporate Planning
Wanda M. Skalba Information Resources
Carole Sobin Purchasing
Claude Trahan Human Resources
Kevin E. Walker Maintenance and Construction Services
Stephen F. Wood Staten Island and Engineering Services
Nancy Yieh Gas Operations

Orange and Rockland Utilities, Inc.
John D. McMahon
President and Chief Executive Officer
Louis M. Bevilacqua
Chief Financial Officer and Controller
John E. Perkins
Treasurer
Peter A. Irwin
Secretary

Vice Presidents
Carol Monti Barris Services
James J. O'Brien, Jr. Customer Service
James Tarpey Operations

Energy and Communications Group
Stephen B. Bram
Group President

Consolidated Edison Solutions, Inc.
JoAnn F. Ryan
President and Chief Executive Officer

Consolidated Edison Development, Inc.
Charles Weliky
President

Consolidated Edison Energy, Inc.
Charles Weliky
President

Con Edison Communications, LLC
Peter A. Rust
President and Chief Executive Officer

Board of Directors

Consolidated Edison, Inc.

Vincent A. Calarco
Chairman, President, Chief Executive Officer, and Director
Crompton Corporation, Middlebury, Connecticut
(specialty chemicals, polymer products, and equipment)

George Campbell, Jr.
President
The Cooper Union for the Advancement of Science and Art
New York, New York

Gordon J. Davis
Senior Partner
Le Boeuf, Lamb, Greene & MacRae, LLP, New York, New York

Michael J. Del Giudice
Senior Managing Director
Millennium Credit Markets, LLC, New York, New York

Joan S. Freilich
Executive Vice President and Chief Financial Officer

Ellen V. Futter
President and Trustee
American Museum of Natural History, New York, New York

Sally Hernandez-Piñero
Practicing Attorney at Law, New York, New York

Peter W. Likins
President
The University of Arizona, Tucson, Arizona

Eugene R. McGrath
Chairman, President and Chief Executive Officer

Frederic V. Salerno
Chairman
Lynch Interactive Corporation, Rye, New York
Retired Vice Chairman, Verizon Communications

Richard A. Voell
Private investor and retired President and Chief Executive Officer
The Rockefeller Group, Inc., New York, New York
(real estate, real estate services, communications and
communications services)

Stephen R. Volk
Chairman
Credit Suisse First Boston, New York, New York

Annual Stockholders' Meeting

The 2004 Annual Meeting of Stockholders will be held at 10:00am on Monday, May 17, 2004, at the auditorium on the 19th floor of the Con Edison Building, 4 Irving Place between 14th and 15th Streets, New York, NY. Proxies will be requested from stockholders when the notice of meeting and proxy statement are mailed on or about April 5, 2004.

Stock Listing

The Common Stock is listed on the New York Stock Exchange. The Common Stock ticker symbol is "ED." The press listing is "ConEdison" or "ConEd." The following securities of Con Edison or Con Edison of New York are listed on the NYSE:

ED.A	$5 cumulative preferred
ED.C	4.65% Series C, cumulative preferred
EDV	7.50% PINES due 2041 (first available call date 7/1/06)
EPB	7.25% PINES due 2042 (first available call date 4/8/07)
EPI	7.35% PINES due 2039 (first available call date 7/1/04)

Transfer Agent and Registrar

The Bank of New York Investor Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
toll-free telephone: 1-800-522-5522
email: shareowner-svcs@bankofny.com

For up-to-date stock account information 24 hours a day, shareholders may call an automated toll-free number, 1-800-522-5522. At the same phone number, callers may speak with an Investor Services representative Monday through Friday, 8:30 AM to 4:00 PM. Address email messages and correspondence to The Bank of New York, as indicated above.

Dividend Reinvestment

Stockholders of record of the company's Common Stock are eligible to participate in the company's Automatic Dividend Reinvestment and Cash Payment Plan. For more information and a copy of the Plan prospectus, please call The Bank of New York Investor Relations Department at 1-800-522-5522.

Duplicate Mailings and Duplicate Accounts

Stockholders with more than one account or stockholders who share the same address may receive more than one annual report and other mailings. To eliminate duplicate mailings, please contact the Transfer Agent and Registrar (see above), enclosing labels from the mailings or label information where possible. Separate dividend checks and form of Proxies will continue to be sent for each account on our records.

Additional Information

A supplement containing additional financial and operating data for the latest six-year period may be obtained by writing to the Secretary of the company.

The company reports details concerning its operations and other matters annually to the Securities and Exchange Commission on Form 10-K, which is available without charge to the company's security holders on written request to:

Saddie L. Smith
Secretary
Con Edison
4 Irving Place, Room 1618-S
New York, NY 10003
email: CorporateSecretary@conEd.com

CEO and CFO Certifications

The certifications of Con Edison's chief executive officer and chief financial officer required pursuant to Section 302 of Sarbanes-Oxley Act of 2002 have been filed as exhibits to Con Edison's annual report on Form 10-K.

Investor Relations

Inquiries from security analysts, investment managers, and other members of the financial community should be addressed to:

Jan C. Childress
Director of Investor Relations
Consolidated Edison, Inc.
4 Irving Place, Room 700
New York, NY 10003
telephone: 1-212-460-6611
email: childressj@conEd.com

For additional financial, operational, and customer service information, visit the Consolidated Edison, Inc. Web site at www.conEdison.com.

How To Reach Us

Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003
1-212-460-4600
www.conEdison.com

Regulated Utility Businesses
Consolidated Edison Company of New York, Inc.
4 Irving Place
New York, NY 10003
1-212-460-4600
www.conEd.com

Orange and Rockland Utilities, Inc.
One Blue Hill Plaza
Pearl River, NY 10965
1-845-352-6000
www.oru.com

Energy and Communications Group Businesses
Consolidated Edison Solutions, Inc.
701 Westchester Avenue, Suite 300 East
White Plains, NY 10604
1-914-286-7000
www.conEdisonsolutions.com

Consolidated Edison Energy, Inc.
701 Westchester Avenue, Suite 201 West
White Plains, NY 10604
1-914-993-2189
www.conEdenergy.com

Consolidated Edison Development, Inc.
111 Broadway, 16th Floor
New York, NY 10006
1-212-393-9242
www.conEddev.com

Con Edison Communications, Llc
55 Broad Street, 22nd Floor
New York, NY 10004
1-212-324-5000
www.conEdcom.com

Consolidated Edison, Inc. is one of the nation's largest investor-owned energy companies, with $10 billion in annual revenues and approximately $21 billion in assets. The company provides a wide range of energy-related products and services to its customers through its six subsidiaries: Consolidated Edison Company of New York, Inc., a regulated utility providing electric, gas and steam service in New York City and Westchester County, New York; Orange and Rockland Utilities, Inc., a regulated utility serving customers in a 1,350 square mile area in southeastern New York State and adjacent sections of northern New Jersey and northeastern Pennsylvania; Con Edison Solutions, a retail energy services company; Con Edison Energy, a wholesale energy supply company; Con Edison Development, an infrastructure development company; and Con Edison Communications, a telecommunications infrastructure company and service provider.

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conEdison, inc.

www.conEdison.com
Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003
1-212-460-4600

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